As filed with the Securities and Exchange Commission on May 7, 2003.

Registration No. 333-102045

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 2

to

Form F-4

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

BioProgress PLC

(Exact name of Registrant as specified in its charter)

England and Wales	2843	Not Applicable
(State or Other Jurisdiction of	(Primary Standard Industrial	(IRS Employer
Incorporation or Organization)	Classification Code Number)	Identification No.)

Hostmoor Avenue

March, Cambridgeshire,

United Kingdom. PE15 0AX

+44.135.465.5674

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

BioProgress Technology International Inc.

9055 Huntcliff Trace

Atlanta, Georgia 30350-1935

United States

+1.770.649.1133

(Name, address, including zip code, and telephone number, including area code, of agent for service)

With Copies to:

Brian M. McCall, Esq.

Dechert

2 Serjeants’ Inn

London EC4Y 1LT

England

+44.207.583.5353

Approximate date of commencement of proposed sale to the public:    As soon as practicable after the effective date of this Registration Statement.

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering.    ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to Be Registered	Amount to Be Registered(1)	Proposed Maximum Offering Price Per Share	Proposed Maximum Aggregate Offering Price(2)	Amount of Registration Fee
Ordinary shares, nominal value £0.01 each(2)	50,570,867	Not Applicable	$21,002,480	$1,932.23

(1)	Based on the product of (a) 49,484,681 outstanding shares of common stock, par value $0.001 per share of BioProgress Technology International, Inc., and (b) a conversion ratio of 1 ordinary share of par value £0.01 per share of BioProgress PLC for each share of BioProgress Technology International, Inc. common stock.
(2)	Pursuant to Rules 457(f)(1) and 457(c) under the Securities Act and solely for the purpose of calculating the registration fee, the proposed maximum aggregate offering price is equal to the market value of the approximate number of BioProgress Technology International, Inc. shares to be cancelled in the transaction and is based upon a market value of $.425 per BioProgress Technology International Inc. share of common stock being the average of the reported high bid and low ask prices per share on OTC Bulletin Board on December 16, 2002.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

SCHEDULE 14A

(Rule 14a-101)

INFORMATION REQUIRED IN PROXY STATEMENT

SCHEDULE 14A INFORMATION

Proxy Statement Pursuant to Section 14(a) of the Securities Exchange Act of 1934

Filed by the Registrant    ☒

Filed by a Party other than the Registrant    ☐

Check the appropriate box:

☒ Preliminary Proxy Statement	☐ Confidential, for Use of the Commission Only (as permitted by Rule 14a-6(e)(2))
☐ Definitive Proxy Statement
☐ Definitive Additional Materials
☐ Soliciting Material Pursuant to Rule 240.14a-11(c) or Rule 240.14a-12

BioProgress Technology International, Inc.

(Name of Registrant as Specified In Its Charter)

(Name of Person(s) Filing Proxy Statement if other than the Registrant)

Payment of Filing Fee (Check the appropriate box):

☒    No fee required.

☐    Fee computed on table below per Exchange Act Rules 14a-6(i)(4) and 0-11.

1)	Title of each class of securities to which transaction applies:

2)	Aggregate number of securities to which transaction applies:

3)	Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 (Set forth the amount on which the filing fee is calculated and state how it was determined):

4)	Proposed maximum aggregate value of transaction:

5)	Total fee paid:

☐    Fee paid previously with preliminary materials.

☐ Check	box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

1)	Amount Previously Paid:

2)	Form, Schedule or Registration Statement No.:

3)	Filing Party:

4)	Date Filed:

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This proxy statement/prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED MAY 7, 2003

PRELIMINARY PROXY STATEMENT/PROSPECTUS

BioProgress PLC

(incorporated under the laws of England and Wales)

50,570,867 Ordinary Shares

This proxy statement/prospectus relates to the reincorporation of BioProgress Technology International, Inc., a Nevada corporation, in England and Wales through a merger with our wholly owned subsidiary. The reincorporation has been approved by our board of directors and the board of directors of BioProgress Technology International. On or about May 15, 2003, the date the reincorporation merger is expected to occur, each of your shares of common stock in BioProgress Technology International will become one of our ordinary shares.

The transaction must be approved by the holders of a majority of the common stock of BioProgress Technology International. Our directors and officers (and their affiliates), assuming no exercise of their outstanding options, hold approximately 28.6% of the common stock. We understand that our directors, officers and their affiliates intend to give their consent to the reincorporation. We are asking you to return the enclosed written consent, in lieu of a meeting, if you approve of the transaction. As of April 25, 2003 there were 50,570,867 shares of BioProgress Technology International common stock outstanding and entitled to vote.

We will issue a total of 50,570,867 of our ordinary shares to the holders of BioProgress Technology International’s common stock on a one-for-one basis. We plan to have our ordinary shares admitted to trading on the Alternative Investment Market of the London Stock Exchange, under the symbol “BPRG”, following the reincorporation.

We are asking for your consent and you are requested to send us a written consent.

You should carefully consider the risk factors beginning on page 5 of this proxy statement/prospectus.

This proxy statement/prospectus does not cover any resales of our common stock received by BioProgress Technology International stockholders. No person is authorized to make any use of this proxy statement/prospectus in connection with any resale.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities or passed upon the adequacy or accuracy of this proxy statement/prospectus. Any representation to the contrary is a criminal offence.

The date of this preliminary proxy statement/prospectus is May 7, 2003 and will be mailed to the shareholders of BioProgress Technology International on May     , 2003.

This Proxy Statement/Prospectus does not include all of the information contained in the registration statement of which it is a part. This information is available on written or oral request. We will provide without charge to each person to whom this proxy statement/prospectus is delivered, upon written or oral request, a copy of this information. Requests for such information should be directed to Elizabeth Edwards, Company Secretary, BioProgress PLC, Hostmoor Avenue, March, Cambridgeshire, PE15 0AX, United Kingdom. +44.135.465.5674.

To obtain timely delivery of any requested copies, please write or telephone no later than May 12, 2003.

i

ii

You should rely only on the information contained in this proxy statement/prospectus. We have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this proxy statement/prospectus is accurate only as of the date on the front cover of this proxy statement/prospectus. Our business, financial condition, results of operation and prospects may have changed since that date.

SUMMARY

This summary highlights selected information from the proxy statement/prospectus. It does not contain all of the information that is important to you. To understand the reincorporation fully and for a more complete description of the legal terms of the reincorporation, you should read carefully the entire proxy statement/ prospectus and the additional documents referred to in this proxy statement/prospectus. See the section headed “Where You Can Find More Information” below.

The Companies

BioProgress Technology International, Inc.

9055 Huntcliff Trace

Atlanta, Georgia 30350-1935

United States

We are engaged in the research, development, manufacturing and marketing of products that use water soluble and biodegradable films for the dietary supplement, pharmaceutical, recreational and cosmetic industries and other applications. We also develop flushable and biodegradable products for the medical and hygiene industries. Our principal research and development operations and executive offices are in the United Kingdom. Our primary focus is the development and commercialization of our unique and proprietary process, the XGel(TM) film system which comprises the equipment used to encapsulate “ingredients” in our XGel(TM) film. We have developed an ingestible and a non-ingestible form of XGel(TM) film. The ingestible form can be used for ingredients such as vitamin, herbal and mineral supplements and as oral delivery systems for drugs, and the non-ingestible form can be used for paintballs and toiletries (such as bath and aromatherapy oils). We aim to provide a cost effective and animal-free encapsulation process for liquids, tablets and powders, thereby potentially addressing the needs of the entire market for oral dosage forms while providing novel delivery mechanisms not possible with traditional processes.

BioProgress Holdings, Inc.

165 West Liberty Street, Suite 210

Reno, Nevada 89501

We are a newly formed company incorporated in the State of Nevada which was formed to accomplish the reincorporation. We will not have any assets or liabilities before the reincorporation.

BioProgress PLC

Hostmoor Avenue

March, Cambridgeshire,

PE15 0AX

United Kingdom

We are a newly formed company incorporated under the laws of England and Wales which was formed to accomplish the reincorporation. We have authorized 100,000,000 ordinary shares, par value £0.01 and 170,000 preference shares, par value £0.005. We will continue the business of BioProgress Technology International. We will not have any assets or liabilities before the reincorporation. BioProgress Technology International will become our subsidiary.

The Reincorporation

Under the reincorporation:

•	BioProgress Holdings Inc. will merge with BioProgress Technology International, which will become a wholly-owned subsidiary of BioProgress PLC (other than shares representing approximately 1.2% of the voting and economic rights in BioProgress Technology International which will continue to be owned by one of the directors of BioProgress PLC).

•	You will receive one of our ordinary shares in exchange for each share of common stock of BioProgress Technology International which you own.

•	Our ordinary shares will be admitted to trading on the Alternative Investment Market of the London Stock Exchange.

Tax Consequences of the Reincorporation

Stockholders are urged to read the more detailed summary of the tax consequences of the reincorporation set forth under “Material Tax Consequences”.

Reasons for the Reincorporation

We have proposed the reincorporation to obtain a trading facility on the Alternative Investment Market in London. We believe that due to BioProgress Technology International’s:

•	small size and early stage of development,

•	location of facilities and management outside the US, and

•	control by foreign shareholders,

BioProgress Technology International has experienced low market interest among analysts and institutional investors in the US. BioProgress Technology International is proposing the reincorporation so as to become the subsidiary of a UK company whose shares will be traded on the Alternative Investment Market of the London Stock Exchange. We believe, based on the advice of our financial advisor, Collins Stewart Limited, that a UK company with shares traded on the Alternative Investment Market may potentially generate more market interest in its home country than in the US and could potentially have better access to future capital raising in the UK and Europe. See “Background and Reasons for the Reincorporation”.

Your Consent is Needed to Approve the Reincorporation

The reincorporation must be approved by holders of a majority of the common stock of BioProgress Technology International. We are asking you to return the enclosed Form of Written Consent in Lieu of a Meeting, if you approve of the transaction. If you change your mind you may revoke your consent prior to the time at which we have received the consent of a majority of the common stock. We expect the reincorporation to occur on or about May 15, 2003, assuming we receive written consents in favor of the transaction representing at least a majority of the common stock of BioProgress Technology International and we will issue a press release and file a report on Form 8-K announcing the exact date the reincorporation becomes effective. We believe that our directors and officers (and their affiliates) intend to support the reincorporation. We expect them to execute and deliver written consents that, together, will make up approximately 28.6% of the voting stock. See “Solicitation of Written Consent”.

Ownership after the Reincorporation

The result of the proposed reincorporation is that our shares will be owned directly and in the same proportions by the same persons who currently own the shares of BioProgress Technology International.

Conditions to the Reincorporation

Completion of the reincorporation is conditional on a number of factors including, among others, the registration statement of which this proxy statement/prospectus is a part remaining effective, receipt of the required written consents of the shareholders of BioProgress Technology International and the continued validity of certain UK tax clearances which have been obtained.

Regulatory Requirements

The reincorporation is not subject to any regulatory requirements other than the US federal securities laws. BioProgress Technology International and BioProgress PLC have filed a registration statement on Form F-4 which includes this proxy statement/prospectus to comply with those requirements. For our admission to the Alternative Investment Market we must produce an admission document disclosing the information specified in the London Stock Exchange’s rules relating to the Alternative Investment Market of the London Stock Exchange.

In addition, an admission application form and declaration from Collins Stewart Limited, our nominated adviser for the purposes of the London Stock Exchange’s rules relating to the Alternative Investment Market, must be prepared.

Comparison of the Laws of Nevada and England and Wales

There are differences between the rights of stockholders under the law of Nevada and the law of England and Wales. In addition, there are differences between the current articles of incorporation and by-laws of BioProgress Technology International and the memorandum of association and articles of association of BioProgress PLC. See “Comparison of the Laws of Nevada and England and Wales” and “Description of BioProgress Ordinary Shares” for further details.

Expected Trading Market for the Ordinary Shares

It is intended that our ordinary shares will be admitted to trading on the Alternative Investment Market of the London Stock Exchange under the symbol “BPRG”.

Risk Factors

This proxy statement/prospectus includes certain additional factors related to our operations and strategies and the reincorporation. Stockholders should read carefully the section entitled “Risk Factors” below.

Exchange of Certificates

You do not need to do anything with your share certificates. After the reincorporation they will be deemed to represent ordinary shares of BioProgress PLC.

Restrictions on U.S. Persons Holding Ordinary Shares

Non UK persons are free to acquire and hold BioProgress PLC shares, however, unless you have or establish a relationship with a broker or nominee who has an account with CREST, the UK’s electronic settlement system, you will have to hold your ordinary shares and settle in certificated form.

Dissenters’ Rights

Holders of common stock of BioProgress Technology International will not be entitled to dissenters’ rights under Nevada law in connection with the reincorporation. See “the Reincorporation—Dissenters’ Rights”.

Structure Chart

The following charts shows the corporate structures before and immediately after the reincorporation:

Before the Reincorporation(1)

(1)	Dormant companies are not shown on this chart
(2)	Owned 46.6% by BioProgress Technology International.
(3)	Series C Preferred Stock is owned by one US director representing approximately 1.2% of the voting and economic rights in this Company.

After the Reincorporation(1)

(1)	Dormant companies are not shown on this chart
(2)	Owned 46.6% by BioProgress Technology International.
(3)	Series C Preferred Stock is owned by one US director representing approximately 1.2% of the voting and economic rights in this Company.

RISK FACTORS

Statements concerning our future results of operations, our financial condition and business are “forward-looking” statements as defined in the Securities Act of 1933 and the Securities Exchange Act of 1934. Investors are cautioned that information contained in these forward-looking statements is inherently uncertain, and that actual performance and results may differ materially due to numerous risk factors, including, but not limited to, the risks outlined below. You should carefully consider the following factors, which BioProgress Technology International and BioProgress PLC consider to be the material risk factors relating to an investment in BioProgress PLC ordinary shares at this time, as well as other information regarding BioProgress PLC, BioProgress Technology International and the reincorporation contained in this proxy statement/prospectus.

Certain Risks Associated with the Reincorporation

U.S. Holders of BioProgress Technology International Stock May Owe U.S. Tax on the Reincorporation.

If you are a United States holder (as defined in Material Tax Consequences, below), you will recognize gain, if any, but not loss, upon the receipt of BioProgress PLC ordinary shares in exchange for BioProgress Technology International stock pursuant to the reorganization. That gain generally will equal the excess, if any, of the fair market value of the ordinary shares received in exchange for BioProgress Technology International stock in the merger. That gain generally will be taxed as capital gain. If you are an individual and have held the common stock for more than one year, you generally will be taxed at a maximum rate of 20% on the exchange.

You will not be permitted to recognize any loss on your exchange of BioProgress Technology International stock for BioProgress PLC ordinary shares. Instead, if you would have recognized a loss, your aggregate tax basis in the BioProgress PLC shares you receive will equal your aggregate tax basis in the BioProgress Technology International stock you surrender.

You May be Subject to Additional Tax if BioProgress PLC Decides to Pay Dividends.

BioProgress PLC has no immediate plans to pay dividends after the reincorporation. However, if it does, you will be taxed on the dividend. If you are a United States holder that is a corporation incorporated in the United States, you may not be able to claim a dividends received deduction because we will not be a corporation incorporated in the United States. Because the distributions would come from a foreign corporation, some or all of them may be deemed to have come from foreign sources for purposes of calculating any foreign tax credit that may be available to you. The foreign tax credit rules are complex, subject to interpretation, and limited by many specific requirements that are unique to individual taxpayers. As a result, we urge you to consult with your own tax advisor regarding the possible foreign tax credit consequences of any future distributions.

WE URGE YOU TO CONSULT YOUR TAX ADVISORS REGARDING THE TAX CONSEQUENCES TO YOU OF ANY FUTURE DISTRIBUTIONS FROM US.

BioProgress PLC Could be Taxed in the United States as a Result of Legislation Currently Under Consideration.

BioProgress Technology International is currently subject to U.S. corporate income tax on its worldwide income. After the reorganization, BioProgress Technology International will continue to be subject to U.S. corporate income tax, including U.S. tax on certain operations of the U.K. subsidiaries of BioProgress Technology International . If BioProgress PLC establishes new subsidiaries outside the U.S., those subsidiaries ordinarily would not be subject to tax in the United States. However, several members of the United States Congress have introduced legislation that, if enacted, could have significant tax consequences to us. All proposals discussed below originally were introduced in the prior Congress and would need to be reproposed in the current Congressional term. Some already have been reproposed, and the number of proposals and the continued attention given to “expatriation” transactions mean that legislation resembling one or more if the proposals discussed below may be enacted.

One group of proposals would treat a foreign corporation, like BioProgress PLC, who undertake a corporate expatriation transaction, such as the reorganization, as a domestic corporation. These proposals have various effective dates, but all would apply retroactively and would cause BioProgress PLC to be treated as a domestic corporation. If any of these proposals ultimately is adopted, BioProgress PLC will be taxed in the United States on its worldwide income, including certain income earned by its subsidiaries that are not United States corporations, much as BioProgress Technology International is now. In addition, we may lose the ability to claim certain tax losses in the United States.

Under some proposals, BioProgress Technology International could be subject to a tax at the time of the reincorporation on the excess of our assets’ fair market value over their basis.

Another proposal would deny a foreign corporation that may otherwise be entitled to certain benefits under a tax treaty between the United States and a foreign country those treaty benefits, unless that foreign corporation is predominantly owned by individuals who are residents of such foreign country. If this proposal is enacted, the United States may deny us the benefits of the United States-United Kingdom tax treaty.

Due to the preliminary nature of these proposals and as BioProgress Technology International has never been profitable and has not paid U.S. tax we cannot quantify the effect these proposals may have.

U.S. Tax Consequences to Holders of BioProgress PLC Shares Could Change if the Legislation Currently Under Consideration is Enacted.

If BioProgress PLC is treated as a United States corporation as a result of the proposed legislation discussed in “Risk Factors—BioProgress PLC Could be Taxed in the United States as a Result of Legislation Currently Under Consideration,” above, your tax treatment may differ from that described under “Certain United States Tax Consequences of the Reincorporation.”

If BioProgress PLC Becomes a Passive Foreign Investment Company, U.S. Shareholders could suffer adverse tax consequences.

If BioProgress PLC acquires significant passive assets, such as cash or marketable securities, or engages in transactions producing passive income, it could be classified as a passive foreign investment company or PFIC for United States federal income tax purposes. A sale of all or most of BioProgress PLC’s business could result in the acquisition of a substantial amount of passive assets and, in certain circumstances, may result in BioProgress PLC being classified as a PFIC. If BioProgress PLC becomes a PFIC, United States holders of its stock would be subject to a special tax regime imposed upon PFICs. If BioProgress PLC becomes a PFIC, United States holders will be taxed at ordinary income rates (rather than favorable capital gains rates) when they sell BioProgress PLC stock, and they will also be taxed on an imputed interest amount.

The reincorporation into a company incorporated in England and Wales may materially affect stockholders’ rights.

BioProgress PLC was formed solely to accomplish the reincorporation of BioProgress Technology International into an English company. The laws of England and Wales may be materially different than the laws of Nevada, under which BioProgress Technology International is incorporated. The differences between the laws of England and Wales and Nevada may materially affect your interests. For a discussion of material differences between the laws of England and Wales and Nevada see “Comparison of the Laws of Nevada and England and Wales” in this document. Examples of important negative differences include the following:

•	English law contains restrictions on BioProgress PLC’s ability to make a distribution (which includes the payment of a dividend to shareholders and the redemption of its own shares) out of profits available for the purpose. Although similar requirements exist in Nevada, the specific requirements of English law, in general, make it more difficult to declare a dividend.

•	English law and the provisions of the UK takeover code make it extremely difficult for management to adopt defenses to unwanted takeovers whereas in the US takeover defenses are more acceptable.

•	Unlike Nevada companies, directors of BioProgress PLC are elected until they resign or are removed. The constitutional documents of BioProgress PLC require its directors to resign every three years (staggered among the different directors), although they are permitted to offer themselves for re-election by shareholders at the shareholders’ meeting at which they resign. Shareholders may, however, remove directors by a majority vote at any meeting called for that purpose. This process of staggering resignations over a three year period may prevent or frustrate attempts by shareholders to replace the management of BioProgress PLC.

•	A quorum for a meeting of shareholders of BioProgress PLC is only two shareholders present in person or by proxy and who are entitled to vote, regardless of the number of shares they hold. This could permit shareholders who own a small percentage of shares to constitute a quorum to approve resolutions.

•	Unless a poll vote is called, voting at shareholders’ meetings in a UK company is by a show of hands (with each shareholder present at the meeting having one vote) not by a count of the number of shares voting. A proxy cannot vote on a resolution decided on a show of hands. A poll may only be called by the chairman of the meeting, or three shareholders present in person or by proxy or a shareholder present in person or by proxy holding 10% of the total voting rights of all the shareholders entitled to attend and vote at the meeting or 10% of the total sum paid up on the shares conferring a right to attend and vote at the meeting . Thus, if you vote by proxy, your influence may be less than in a Nevada company.

•	Unlike BioProgress Technology International, BioProgress PLC will need unanimous approval of any action taken by written consent of shareholders in lieu of a meeting which could impact the efficiency of taking corporate action.

You may not be able to enforce a U.S. judgment against us or our officers and directors in England.

BioProgress PLC is an English company and a majority of its officers and directors are residents of various jurisdictions outside the United States. A substantial portion of our and such persons’ assets are located outside the United States. As a result, it may be difficult for U.S. investors to effect service of process within the United States upon such persons or to enforce in United States courts judgements obtained against such persons including judgements of United States courts predicated under United States securities laws. BioProgress PLC will arrange that it may be served with process with respect to actions based on offers and sales of securities made hereby in the United States by serving BioProgress Technology International, Inc., 9055 Huntcliff Trace, Atlanta, Georgia 30350-1935, United States, as United States agent appointed for that purpose. We have been advised by our English counsel, Dechert, that there is doubt as to whether English courts would enforce judgements of United States courts obtained in actions against such persons or us that are predicated upon the civil liability provisions of the Securities Act. There is no treaty in effect between the United States and England providing for such enforcement, and there are grounds upon which English courts may enforce judgements of United States courts. BioProgress PLC has been advised by its English legal counsel, Dechert, that there is also doubt as to the direct enforceability in England against any of these persons in an original action of civil liabilities predicated solely upon the federal securities laws of the United States.

BioProgress Technology International’s former use of Arthur Andersen LLP as its Independent Public Accountants may pose risks to us and will limit your ability to seek potential recoveries from them related to their work.

Arthur Andersen LLP, independent accountants, were engaged as the principal accountants to audit BioProgress Technology International’s financial statements until they resigned on July 18, 2002. BioProgress Technology International engaged Grant Thornton in their place on November 14, 2002. In June 2002, Arthur Andersen was convicted on a federal obstruction of justice charge. Some investors, including institutional investors, may choose not to invest in or hold securities of a company whose prior financial statements were audited by Arthur Andersen, which may serve to, among other things, suppress the price of our shares. In addition, SEC rules require us to present our audited financial statements in various SEC filings, along with Arthur Andersen’s consent to our inclusion of its audit report in those filings. The SEC has provided temporary regulatory relief designed to allow companies that file reports with the SEC to dispense with the requirement to file a consent of Arthur Andersen in certain circumstances. Notwithstanding the SEC’s temporary regulatory relief, the inability of Arthur Andersen to provide its consent or to provide assurance services to us with regard to future SEC filings could negatively affect our ability to, among other things, access capital markets.

We cannot assure you that BioProgress PLC’s will be able to continue to rely on the temporary relief granted by the SEC. If the SEC no longer accepts financial statements audited by Arthur Andersen, this may affect BioProgress PLC’s ability to access the public capital markets in the future unless BioProgress PLC’s current independent auditors or another independent accounting firm is able to audit the financial statements originally audited by Arthur Andersen. Any delay or inability to access the capital markets at a time when additional capital is needed may have an adverse impact on our business. After reasonable efforts, BioProgress PLC’s has not been able to obtain Arthur Andersen’s consent to the inclusion in this prospectus of its audit reports. Accordingly, investors will not be able to sue Arthur Andersen under Section 11 of the Securities Act of 1933 for material misstatements or omissions, if any, in this prospectus or the registration statement including the financial statements covered by their previously issued reports. Moreover, Arthur Andersen has ceased operations. Should it declare bankruptcy or avail itself of other forms of protection from creditors, it is unlikely you would be able to recover damages from Arthur Andersen for any claim against them.

Risks Relating to our Business

We need additional cash to operate our business and our viability as a going concern is uncertain.

Since our inception, we have incurred significant losses and negative cash flow from operations, and as of December 31, 2002, we had an accumulated deficit of approximately $28,691,539. Based on our present operating expenses, taking into account available cash reserves, we will not be able to continue as a going concern beyond this current year without an increase in cash flow from operations and/or the infusion of addition capital to fund operations. We expect to meet our working capital obligations and other cash requirements with cash derived from operations and from placement of additional equity by issuance of ordinary or preference shares of BioProgress PLC. To that end, BioProgress PLC currently intends to raise up to £4 million by issuing new ordinary shares to institutional investors in the UK shortly after completion of the reincorporation. The shares to be offered and sold in the UK will be offered and sold pursuant to Regulation S under the Securities Act and will not be offered or sold to or for the account or benefit of any US person (as defined in Regulation S).

Cash from operations and the other sources described above (including the expected issue to UK institutions) may not be sufficient for our operating needs. We may not be able to achieve profitability on a consistent basis, if at all and our ability to continue as a going concern could thus be impaired. In the event that cash flow from operations is less than anticipated and we are unable to secure additional funding, in order to preserve cash, we would be required to further reduce expenditures and effect further reductions in our corporate infrastructure, either of which could restrict our ability to continue our operations. Even if we obtain additional working capital in the near future, the need for additional funding may be accelerated and additional funding may not be available on terms acceptable to us, if at all.

Our limited operating history makes evaluating our business difficult.

We began demonstrations of our XGel(TM) product during the early part of 2000 and executed the first sale of a license of XGel(TM) film systems during August 2000. Accordingly, we have only a limited operating history in order to evaluate our business. The risks, expenses and difficulties that an early-stage company like ours faces must be considered. These risks include our ability to successfully complete the production engineering, manufacture and commissioning of each of the five XGel(TM) products that currently form our product offering. We must:

•	successfully respond to competitive developments;

•	continue to upgrade our products and service offerings;

•	continue to attract, retain and motivate qualified personnel; and

•	continue to attract financing to support the planned growth of our business.

We believe that period-to-period comparisons of our operating results are not meaningful.

Growth of our business may suffer if new customers do not accept our product offerings.

BioProgress Technology International has historically derived its revenues (other than immaterial amounts) from XGel(TM) products and associated services in the form of fees pursuant to research and development contracts. We anticipate that these sources together with XGel(TM) related license fees, sales of XGel(TM) film and film systems will continue to account for almost all of our revenues for the foreseeable future. Neither we nor our customers have yet introduced commercialized versions of gelatin replacement encapsulation products. As a result, our business will suffer if the market does not accept our product offerings and our future enhancements of these product offerings. If demand for our product offerings drops as a result of competition, technological change or other factors, our revenue could decrease.

The market for gelatin replacement materials and means of processing is still emerging and it may not continue to grow. Even if the market does grow, businesses may not adopt our product offerings as gelatin substitutes. We have expended, and intend to continue to expend, considerable resources educating potential customers about the XGel(TM) products and our services in general and about the features of the XGel(TM) film system and new product development opportunities afforded by it in particular. However, our product offerings may not achieve any additional degree of market acceptance.

We depend on a few industries for most of our sales, and we may not be successful in expanding beyond those limited markets.

A substantial portion of our revenues has been derived from sales to manufacturers of fast moving consumer goods, vitamins herbs and minerals and confectionery products. We may not continue to be successful in these markets. These markets may not be large enough to generate sufficient revenue for our products. In addition, we may not be successful in achieving significant market acceptance in other markets that we target.

The loss of one of our largest customers could cause our revenues to drop quickly and unexpectedly.

In fiscal 2000, our top three customers accounted for 96% of total revenues, with Proctor and Gamble accounting for 67.5% of total revenues and the remaining 28.5% attributable to Boots and EcoProgress Canada Holdings. In fiscal 2001, our top five customers accounted for 93% of total revenues, with Proctor and Gamble accounting for 43% and the four other customers (Boots, EcoProgress, Peter Black and VAX) contributing the remaining 50%. In fiscal 2002, our top three customers accounted for approximately 78% of our total revenues with EcoProgress, Boots and Peter Black accounting for approximately 56%, 11% and 11%, respectively. All revenue from EcoProgress related to the release of deferred revenue under research and development contracts. We have renegotiated our agreements with EcoProgress and will not recognize any further revenue under these research and development contracts. Excluding the EcoProgress deferred revenue that was released, Boots, Peter Black, Convatec and Bristol-Myers would have accounted for approximately 25%, 25%, 17% and 15% of total revenues. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

Our contract with the Proctor & Gamble Company has been completed. Our contracts with Bristol-Myers Squibb expires in 2022. Our contract with Convatec expires in 2022. Our contracts with Peter Black expire on the later of 2022 or ten years after products using our technology are first put on the market in the European Union. Our contract with Farmasierra expires in 2022 and our contract with Boots expires in 2022. Although we have written agreements with these customers the revenue generated from these contracts depends upon the successful commercialization of consumer products using our technology. We cannot be certain that our customers will continue to do business with us after the contracts expire, that business from existing customers will continue at the levels of previous periods, or that we will be able to do a significant amount of business with new customers. If we lose one of our customers, our revenues could drop more quickly than we could reduce expenses. This could substantially harm our financial results.

We depend upon licenses with manufacturers for revenues which makes our revenues dependant upon the success of our customers to commercialize and sell products incorporating our technology.

Revenues from our technologies will be dependent upon the production and sale of products utilizing our technologies. We do not currently possess the ability or resources necessary to complete on our own the development, testing, regulatory approval process and commercialization for products utilizing our technologies and we do not currently intend independently to market products incorporating our technologies in the foreseeable future. It is our strategy to seek to enter into agreements with manufacturers which will assist us in developing, testing and obtaining governmental approval for, and the marketing and commercialization of, the various formulations of our technologies. Although we attempt to obtain minimum license payments, the amount of revenue we will earn under our customer contracts is dependant upon our licensee’s ability to commercialize products using our XGel(TM) technology. We may be unable to enter into additional collaborative arrangements with respect to product development utilizing our technologies. Existing or future collaborative arrangements may not lead to successful consumer product sales. Milestones to receive revenue in such agreements may not be met. If we are unable to obtain development assistance and funds from manufacturers to fund a portion of our product development costs and to commercialize products, we may have to delay, scale back or curtail one or more of our activities.

We have no control over the resources and attention devoted by our collaborative partners to the development of a product candidate and, to the extent resources devoted are limited, products using our technology may not be commercially successful. If any of our collaborators breaches or terminates its agreement with us or otherwise fails to conduct its collaborative activities in a timely manner, the development or commercialization of the product candidate or research program under such collaborative agreement may be delayed, and we may be required to devote unforeseen additional resources to continue such development or commercialization, or terminate such programs. Disputes may arise in the future with respect to the ownership of rights to any technology developed with third parties. These and other possible disagreements with collaborators could lead to delays in the collaborative research, development or commercialization of certain product candidates, or could require or result in litigation or arbitration, which would be time consuming and expensive

Our stock price or our business could be adversely affected if we are not able to efficiently integrate acquisitions. During June, 2001 we acquired ProDesign Technology Ltd.

We have consummated and we may continue to pursue acquisitions that provide new technologies, products or service offerings. Due to our limited cash resources, future acquisitions by us may involve potentially dilutive issuances of equity securities. We also may incur substantial additional liabilities and expenses, such as debt or amortization expenses related to intangible assets. Acquisitions involve numerous risks, including:

•	difficulties in the assimilation of the operations, technologies;

•	integration of products and personnel of the acquired company;

•	the diversion of our small management team’s attention from other business concerns;

•	risks of entering markets in which we have no or limited prior experience; and

•	the potential loss of key employees of the acquired company.

Any or all of the above could reduce our revenue or delay or restrict the growth of our business. During 2002, we determined that goodwill relating to ProDesign had been impaired to zero value due to technological advances.

We have a limited ability to protect our intellectual property rights and others could infringe on or misappropriate our proprietary rights.

Our success and ability to compete are substantially dependent on our internally developed technologies and trademarks, which we protect through a combination of patent, trademark and trade secret laws, confidentiality procedures and contractual provisions.

As a small company with limited resources to devote to protecting our intellectual property we may not have protected all of our intellectual property rights. In addition, despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy aspects of our technology or to obtain and use information that we regard as proprietary. Policing unauthorized use of our technology is difficult. In addition, the laws of some foreign countries do not protect our proprietary rights to the same extent as the laws of the United States and certain European countries. Furthermore, our competitors may independently develop technology similar to ours.

The number of intellectual property claims may increase as the number of competing products grows and the functionality of products in different industry segments overlaps. Although we are not aware that any of our products infringe upon the proprietary rights of third parties, third parties may still claim infringement by us with respect to current or future products. Any of these claims, with or without merit, could be time-consuming to address, result in costly litigation, cause product shipment delays or require us to enter into royalty or licensing agreements. These royalty or licensing agreements, if required, might not be available on terms acceptable to us or at all.

We depend on key personnel for our success, the loss of any of whom could affect the growth and development of our business.

Our success depends upon the continued contributions of our executive officers and scientific and technical personnel especially Graham Hind, Malcolm Brown, Louise Mulroy, Stephen Kessel, Edward Nowak and Jason Teckoe. During our operating history, many key responsibilities have been assigned to a relatively small number of individuals. The competition for qualified personnel is intense, and the loss of services of certain key personnel could adversely affect the growth and development of our business. We have employment agreements with each of our senior management and certain key scientific personnel and they have each confirmed their intention to remain with us following the reincorporation.

Our founders, officers and principal stockholders have substantial control over our voting stock and have the ability to make decisions that could adversely affect our stock price.

As of April 25, 2003, our directors and officers (and their affiliates), assuming exercise of all of their outstanding options, held 18,303,660 shares, or approximately 33.6%, or 28.6% assuming no exercise of options, of BioProgress Technology International’s outstanding common stock. Consequently, this group will be able to significantly influence the outcome of all matters submitted for stockholder action, including the election of members to the board of directors and the approval of significant change in control transactions, which may have the effect of delaying or preventing a change in control. Representatives of the controlling stockholders constitute all six directors and will therefore have significant influence in directing the actions of the board of directors.

We may be subject to future product liability claims which could be time consuming and costly.

Our business exposes us to potential product liability risks that are inherent in the testing, manufacturing and marketing of products used for human ingestion. Product liability results from harm to end users using our products that were either not communicated as a potential side-effect or were more extreme than communicated. Although we believe that the ingredients used in our products are not harmful, the risk of accidental contamination of or injury from our products cannot be completely eliminated.

While our license agreements with our customers typically contain provisions designed to limit our exposure to potential product liability claims, it is possible that these provisions may not be effective under the laws of certain jurisdictions. Although we believe our products contain suitable substances for human ingestion, products using our technology have not been distributed widely yet and therefore adverse reactions may occur once our products are available on a wide scale basis. While we have not experienced any product liability claims to date, we may be subject to such claims in the future. Defending these claims, regardless of merit, could entail substantial expense and require the time and attention of key management personnel.

We are dependent on a small number of suppliers with whom we do not have formal agreements guaranteeing a source of supply.

We currently contract with Speciality Films, George Listers, Monosol and Polymer Films, as suppliers to produce the film we use in our XGel(TM) film system. There are currently no formal agreements in place with any supplier. There are a limited number of producers capable of producing film for us and it could take an extended period of time to transition to a new supplier. A loss of one of our sources of supply could prevent us from meeting customer orders and damage our customer relations.

Risks Relating to our Industry

Our business will not be successful if we do not keep up with the rapid changes in our industry.

Vitamin, mineral, supplement and drug delivery, biotechnology, pharmaceutical science and manufacturing are evolving fields in which developments are expected to continue at a rapid pace. Our success depends, in part, upon maintaining a competitive position in the development of products and technologies in our areas of focus. Our competitors may succeed in developing competing technologies or obtaining regulatory approval for products more rapidly than we or our customers are able. Future developments by others may render our products or the compounds used in combination with our products uncompetitive or obsolete.

We face strong competition.

Our competitors may be able to develop products and services that are more attractive to businesses than our products and services. Most of our competitors, such as Banner Pharmacaps, Swiss Caps and Eurocaps GlaxoSmithKline, have longer operating histories, significantly greater financial, technical, marketing and other resources, greater name recognition and larger customer bases. As a result, they may be able to adapt more quickly to new or emerging technologies and changes in customer requirements. They also may be able to devote greater resources to the promotion and sale of their products and services than us. If these companies introduce products and services that effectively competed with our products and services, they could be in a position to charge lower prices. This could give them a competitive advantage over us.

In order to be successful in the future, we must continue to respond promptly and effectively to the challenges of technological change and competitors’ innovations. If we cannot compete successfully with existing or new competitors, we may have to reduce prices on our products, which could lead to reduced profits.

Risks Related to our Shares

Exchange rate fluctuations may reduce the value of BioProgress PLC shares for U.S. holders.

Individuals and entities located in the U.S. who hold our ordinary shares will bear exchange rate risk. Our ordinary shares issued in the merger will be traded on the Alternative Investment Market of the London Stock Exchange and will be priced in pounds sterling. As a result, US holders of our ordinary shares who would like to sell their shares on a market must sell them on the Alternative Investment Market and have the proceeds of the sale converted into dollars. Holders may receive a reduced dollar value upon the sale of their shares as the result of the dollar/pound sterling exchange rate in effect at that time.

FORWARD LOOKING STATEMENTS

We have made forward looking statements in this proxy statement/prospectus that are based on the beliefs of our management as well as assumptions made by, and information currently available to, us. These statements include the receipt of regulatory approvals, the adequacy of our capital resources, trends relating to our business and others. When used in this document, the words “anticipate,” “believe,” “estimate,” “expect,” “plan,” and “intend” and similar expressions, as they relate to us or our management, are intended to identify forward-looking statements.

Forward-looking statements reflect the current view of our management with respect to future events and are subject to certain risks, uncertainties and assumptions. Many factors could cause our actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by the forward-looking statements, including, among others, those set forth in “Risk Factors” and the following:

•	the failure to maintain adequate capital resources;

•	competition to the businesses;

•	the lack of acceptance of any new products we may develop;

•	changes in currency exchange rates;

•	changes in general economic and business conditions;

•	changes in business strategy; and

•	any significant delay in the expected completion of the reincorporation and risks that the benefits anticipated from the reincorporation may not be fully realized.

Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in this proxy statement/prospectus as anticipated, believed, estimated, expected, planned or intended.

In addition, the terrorist attacks on September 11, 2001 have adversely affected the economy generally. These developments in the economy generally have affected, and could continue to, adversely affect our business, although we are not able to quantify or reliably estimate the future impact that these matters may have on our businesses, results of operations or financial condition.

SOLICITATION OF WRITTEN CONSENT

BioProgress Technology International is mailing a copy of this proxy statement/prospectus to each holder of record of common stock. Solicitations of written consent will be made by mail and may also be made by our officers, or by other regular employees, personally, by telephone or by other electronic means. We do not presently intend to but may also request that brokers and other nominees solicit written consents from stockholders whose shares are held in accounts, street name, or at brokerage firms. BioProgress Technology International will bear the cost of the solicitation of written consent from its stockholders. We understand that directors and officers of BioProgress Technology International (and their affiliates) holding approximately 28.6% of the common stock, assuming no exercise of outstanding options, intend to give their consent. Once we have received the written consent of more than 50% of BioProgress Technology International common stock we intend to complete the reincorporation as quickly as possible once other conditions have been fulfilled. If you approve of the reincorporation please complete and return the Written Consent of Stockholders in Lieu of a Meeting which can be found at Annex B to this prospectus and return it to the address indicated on such form. If you change your mind after returning such form you may revoke your consent by sending BioProgress Technology International a written notice which includes your name (as it appeared on your original consent) and the number of shares as to which you wish to revoke your consent. Such notice must be received by BioProgress Technology International at the address identified in Annex B prior to the time at which BioProgress Technology International has received the written consent of at least a majority of the outstanding common stock. BioProgress Technology International will determine the validity of all written consents and purported notices of revocation.

WHERE YOU CAN FIND MORE INFORMATION

BioProgress Technology International, is subject to the informational requirements of the Securities Exchange Act of 1934, as amended, and, in accordance therewith, is required to file reports and other information with the Securities and Exchange Commission relating to its business, financial condition and other matters. Certain information as of particular dates concerning its directors and officers and other matters, the principal holders of its securities and any material interest of such persons in transactions with it is required to be disclosed in proxy statements distributed to stockholders and filed with the SEC.

BioProgress Technology International. files annual, quarterly and special reports, and other information with the SEC. Its SEC file number is 0-24736. Copies of the Annual Report on Form 10-KSB for the fiscal years ended December 31, 2002 and other reports are available for inspection at the locations referred to below. The financial statements of BioProgress Technology International, Inc. for the fiscal year ended December 31, 2001, have been restated as describe in Note 2 to the financial statements for the year ended December 31, 2002.

The reports and other information should be available for inspection at the SEC’s public reference facilities of the SEC at 450 Fifth Street, N.W., Washington, DC 20549. Please call the Commission at 1-800-SEC-0330 for further information. Copies of such information should be obtainable, by mail, upon payment of the SEC’s customary charges, by writing to the SEC’s principal office at 450 Fifth Street, N.W., Washington, DC 20549. The Commission also maintains a web site on the Internet (at http://www.sec.gov/) that contains reports and other information regarding registrants that file electronically with the Commission.

BioProgress PLC, has filed a registration statement on Form F-4 to register its ordinary shares to be issued to stockholders of BioProgress Technology International in the reincorporation. This proxy statement/prospectus is a part of that registration statement and constitutes a prospectus of BioProgress PLC in addition to being a proxy statement of BioProgress Technology International as allowed by SEC rules, this proxy statement/prospectus does not contain all the information you can find in the registration statement or the exhibits to the registration statement.

Upon completion of the reincorporation, BioProgress PLC will be subject to the informational requirements of the Exchange Act, as they apply to a foreign private issuer, and will file annual reports on Form 20-F and current reports on Form 6-K and other information with the Commission. As a foreign private issuer, it will be exempt from Exchange Act rules regarding the content and furnishing of proxy statements to stockholders and rules relating to short swing profits reporting and liability.

BioProgress PLC will also be subject to the informational requirements of UK company legislation, in particular the Companies Acts 1985 and 1989 (as amended), the Public Offers of Securities Regulations 1995 (as amended), the Criminal Justice Act 1993 (as amended) and the Financial Services and Markets Act 2000, and will be required to file annual accounts and certain other administrative information with the Registrar of Companies in England and Wales. BioProgress PLC must file an annual return containing basic company information with the Registrar of Companies in England and Wales within 28 days after each anniversary of the company’s incorporation date. Under the Companies Act 1985 BioProgress PLC, as a public company, must deliver audited accounts to the Registrar of Companies in England and Wales within seven months of the end of each financial year. As long as BioProgress PLC’s shares are admitted to trading on the Alternative Investment Market, it must follow the requirements of the Alternative Investment Market Rules (which include requirements to publish half-yearly reports and annual audited accounts). As a public limited company, it must also follow the requirements of the City Code on Takeovers and Mergers and the Rules governing Substantial Acquisition of Shares. Such reports and other information will be available from the Registrar of Companies in England and Wales or through a regulatory information service approved by the London Stock Exchange or through the Alternative Investment Market section of the London Stock Exchange website (http://www.londonstockexchange.com) as applicable.

THE REINCORPORATION

General

BioProgress PLC and BioProgress Technology International propose the following reincorporation (the “Reincorporation”) of the current business of BioProgress Technology International. The Reincorporation will be implemented pursuant to an agreement and plan of merger (the “Reincorporation Plan”) included as Annex A of the proxy statement/prospectus the terms of which are incorporated herein by reference .

Details of the Reincorporation

1.    BioProgress Holdings, Inc. a wholly owned subsidiary of BioProgress PLC will be merged with and into BioProgress Technology International (the “Merger”). Pursuant to the Merger, stockholders will receive one ordinary share in BioProgress PLC, par value £0.01 for each BioProgress Technology International share of common stock, par value $.001 per share owned, and one preference share of BioProgress PLC, par value £0.005, for each BioProgress Technology International share of Series B preferred stock, par value $.01 per share owned. Shares of series C Preferred Stock will not be exchanged in the Reincorporation.

2.    BioProgress Technology International will survive the Merger as a wholly owned subsidiary of BioProgress PLC (other than 1.2% which will be owned by Larry Shattles, a U.S. director of BioProgress PLC, in the form of Series C Preferred Stock). The board of directors of BioProgress PLC intend to seek admission of BioProgress PLC’s ordinary shares to trading on the Alternative Investment Market of the London Stock Exchange in London, England.

3.    On December 18, 2002, the Board of Directors of BioProgress Technology International unanimously approved the terms of the Reincorporation Plan. The Reincorporation Plan was unanimously approved by the directors of BioProgress PLC on December 18, 2002.

BioProgress Technology International is requesting that stockholders of BioProgress Technology International approve the Merger and Reincorporation Plan by written consent in lieu of a meeting (“Stockholder Action”). BioProgress Technology International is proposing the Merger be consummated on or about May 15, 2003 assuming Stockholder Action has occurred by then. Upon consummation of the Merger, stockholders of BioProgress Technology International, other than Mr. Shattles, will receive the same number of ordinary shares and/or preference shares in BioProgress PLC as they currently hold in BioProgress Technology International. We will issue a press release and file a report of Form 8-K announcing the exact date on which the reincorporation occurs.

Background and Reasons for the Reincorporation

The common stock of BioProgress Technology International is currently quoted on the Over the Counter Bulletin Board. The average daily trading volume during the two year period of 2001 and 2002 was approximately 24,000 shares. Over the entire two year period only approximately 18 million shares were traded in total. We have not benefited from securities analysts coverage or institutional interest in our shares. We believe that more than 50% of BioProgress Technology International shares are owned by non-US persons (primarily English shareholders). Of those shareholders we believe to be US persons, we believe that in excess of three quarters of the US shareholders own only one or two shares (or less than 0.0001% of all outstanding shares of common stock). Also, our business is conducted and managed in England. We believe the lack of interest on the part of analysts and US institutions is due to the fact that BioProgress is essentially a small English business operated and managed from the UK and controlled by non US shareholders and thus of little interest to US investors. This lack of general market interest has, we believe, led to difficulties in maintaining a liquid market for BioProgress Technology International stock and to raising additional capital on favorable terms. As a result and based on advice of our financial advisor, Collins Stewart Limited, we have concluded that if BioProgress Technology International were owned by an English incorporated company whose shares were traded in London we could potentially attract more attention from English and European institutions and analysts than we have historically in the US. We believe, based on advice of our financial advisor, Collins Stewart Limited, that as a UK company whose shares are traded on the Alternative Investment Market in London we may face better prospects to raise capital on favorable terms than we would as a US company.

The Reincorporation Plan

The Reincorporation will be effected by the merger of BioProgress Holdings into BioProgress Technology International. The terms of the Merger are set forth in the Reincorporation Plan which is included herein as Annex A. Pursuant to the Reincorporation Plan:

•	BioProgress Holdings will merge with BioProgress Technology International and BioProgress Technology International will be the surviving corporation.

•	Each outstanding share of common stock of BioProgress Technology International will automatically be converted into one ordinary share of BioProgress PLC.

•	Each outstanding share of Series B preferred stock of BioProgress Technology International will automatically be converted into one preference share of BioProgress PLC.

•	Each share of Series C Preferred Stock will remain outstanding representing approximately 1.2% of the voting and economic rights of BioProgress Technology International.

•	Any options or warrants exercisable for shares of BioProgress Technology International common stock issued and outstanding immediately prior to the effective time will become exercisable for an equal number of ordinary shares of BioProgress PLC in accordance with the terms of such options.

Conditions to the Merger

The Merger is subject to the following conditions:

•	the Merger must be adopted and approved by the stockholders of BioProgress Technology International;

•	the registration statement must remain effective under the Securities Act of 1933;

•	the UK Inland Revenue tax clearances which have been obtained must remain valid; and

•	the documents required by the Nevada Private Corporation Law must be filed with the Secretary of State in Nevada.

Dissenters’ Rights

Provided that at the effective time of the Merger BioProgress Technology International still has in excess of 2,000 record holders, stockholders of BioProgress Technology International common stock do not have dissenters’ rights with respect to the reincorporation. As at March 31, 2003 there were 2,716 record holders. Holders of BioProgress Technology International Preferred Stock who properly perfect their right may have dissenters’ rights.

Effective Time

We expect that on or about May 15, 2003, assuming Stockholder Action has been achieved, the corporate existence of BioProgress Holdings will cease upon the filing of the Articles of Merger with the Nevada Secretary of State and BioProgress Technology International will become a subsidiary of BioProgress PLC. The Reincorporation Plan provides that the Merger may be abandoned by BioProgress PLC or BioProgress Technology International prior to the filing of the Articles of Merger.

United States Federal Securities Laws Consequences

This proxy statement/prospectus does not cover any resales of BioProgress PLC ordinary shares received nor the issue of any ordinary shares pursuant to the exercise of options or warrants. No person is authorized to make any use of this proxy statement/prospectus in connection with any such resale or exercise.

All the ordinary shares received by you in the Reincorporation will be freely transferable, unless you are deemed to be an affiliate of BioProgress PLC under United States federal securities laws at the effective time of the Merger (unless you have contracted to limit your ability to sell). If you are deemed to be such an affiliate, the ordinary shares received in the Merger may be resold by you only in transactions permitted by Rule 145 under the United States securities Act of 1933 or as otherwise permitted under the Securities Act.

Persons who may be deemed to be affiliates of BioProgress PLC for the above purposes generally include individuals or entities that control, are controlled by, or are under common control with BioProgress PLC and may include officers, directors and principal shareholders of BioProgress Technology International.

Exchange of Share Certificates

As of the effective time of the Merger, the stockholders of BioProgress Technology International immediately before the effective time will automatically become the owners of BioProgress PLC ordinary shares and, as of the effective time, will cease to be owners of BioProgress Technology International’s common stock. The articles of association of BioProgress PLC provide that share certificates representing the BioProgress Technology International’s common stock, as of the effective time, will be deemed to represent an equivalent number of BioProgress PLC ordinary shares. Holders of the BioProgress Technology International’s common stock will not be required to exchange their share certificates as a result of the reincorporation. Should a shareholder desire to sell some or all of his, her or its ordinary shares in BioProgress PLC, delivery of the share certificate or certificates which previously represented the BioProgress Technology International’s common stock will be sufficient.

Certificates bearing the name of BioProgress PLC will be issued in the normal course upon surrender of outstanding BioProgress Technology International common stock certificates for transfer or exchange. If any stockholder surrenders a certificate representing BioProgress Technology International’s common stock for exchange or transfer and the new certificate to be issued is to be issued in a name other than that appearing on the surrendered certificate representing BioProgress Technology International’s common stock, it will be a condition to such exchange or transfer that the surrendered certificate be properly endorsed and otherwise be in proper form for transfer and that the person requesting such exchange or transfer either: (1) pays us or our agents any taxes or other governmental charges required by reason of the issuance of a certificate registered in a name other than that appearing on the surrendered certificate; or (2) establishes to our satisfaction or our agents that those taxes or other governmental charges have been paid.

For those stockholders of BioProgress Technology International who hold their shares in uncertificated form through the Depositary Trust Company (“DTC”) you must either: (1) if your bank or broker/dealer has the capacity, request that your bank or broker/dealer open an account for you with the CREST settlement service (“CREST”) in London where the DTC or your bank or broker/dealer will transfer your ordinary shares in BioProgress PLC; or (2) if your bank or broker/dealer does not have the capacity to open a foreign account, you, or your bank or broker/dealer will be issued a new share certificate representing BioProgress PLC ordinary shares. You should contact the person through whom you hold your shares to make these arrangements.

Description of the CREST System

CREST is a paperless settlement procedure enabling securities to be evidenced otherwise than by a certificate and transferred other than by a written instrument. BioProgress PLC’s articles of association will permit the holding of ordinary shares in BioProgress PLC in uncertificated form under the CREST system. U.S. and other non UK persons may hold shares in CREST through a CREST participant in London.

Accounting Treatment

The reincorporation will be accounted for using merger accounting rules under generally accepted accounting principles in the United Kingdom and as a recapitalization under US GAAP.

Share Quote

Application will be made for the ordinary shares of BioProgress PLC to be admitted to trading on the Alternative Investment Market of the London Stock Exchange under the symbol “BPRG”. It is expected that admission of those securities to trading on the Alternative Investment Market of the London Stock Exchange will become effective and dealings for normal settlement will commence shortly after the Effective Time of the Merger.

MATERIAL TAX CONSEQUENCES

United States Federal Income Tax Consequences

The following discussion summarizes material U.S. federal income tax consequences of the Reincorporation and ownership of BioProgress PLC shares to holders of BioProgress Technology International stock.

A “U.S. holder” is:

•	a citizen or resident of the U.S.;

•	a corporation or partnership (including an entity treated as a corporation or a partnership for federal income tax purposes) created or organized in or under the laws of the U.S., any state thereof or the District of Columbia (unless, in the case of a partnership, Treasury Regulations are adopted that provide otherwise);

•	an estate whose income is subject to U.S. federal income tax regardless of its source; or

•	a trust if a court within the U.S. is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust (or, in the case of certain trusts in existence on August 20, 1996, if the trust elects to be treated as a U.S. person).

• You are a “Non-U.S. holder” if you are not a U.S. holder.

The following discussion applies only if you hold BioProgress Technology International stock, and will hold BioProgress PLC shares, as a capital asset, and not through a partnership or other flow-through entity; you do not hedge your investment in the BioProgress Technology International stock or BioProgress PLC shares; and you hold less than 10% of the BioProgress Technology International stock and will continue to hold less than 10% of the BioProgress PLC shares after the reincorporation. This discussion is based on the Internal Revenue Code, Treasury Regulations, cases and rulings in effect as of the date hereof and except as expressly noted does not take into account any possible future changes in the law or interpretations thereof. We have not requested a ruling from the Internal Revenue Service (“IRS”) on the tax consequences of the reincorporation. As a result, the IRS could disagree with portions of this discussion

WE URGE YOU TO CONSULT YOUR OWN TAX ADVISOR REGARDING YOUR PARTICULAR TAX CONSEQUENCES AS A RESULT OF THE REINCORPORATION.

United States Federal Income Tax Consequences to U.S. Holders of Current Shares

Taxation upon receipt of BioProgress PLC shares

You will have taxable gain, if any, but not loss, upon the receipt of BioProgress PLC shares in exchange for BioProgress Technology International stock pursuant to the reorganization. You will not, however, be permitted to claim a tax loss upon the receipt of BioProgress PLC shares.

Your taxable gain generally will equal the excess, if any, of the fair market value of BioProgress PLC shares received in exchange for BioProgress Technology International stock. That gain generally will be taxed as capital gain, and will be long-term capital gain if you have held the BioProgress Technology International stock for more than one year. If you are an individual, long-term capital gain will be taxed at a maximum rate of 20%.

You will not be permitted to recognize any loss on your exchange of BioProgress Technology International stock for BioProgress PLC shares. Instead, if you would have recognized a loss, your aggregate tax basis in the BioProgress PLC shares will equal your aggregate tax basis in the BioProgress Technology International common stock you surrender.

We are required to send you a Form 1099-CAP showing, among other things, the number of BioProgress PLC shares you receive and the fair market value of those shares. US Holders should return the Form W-9 included with this proxy statement/prospectus to enable us to provide you with a Form 1099-CAP.

Taxation upon future receipt of dividends from BioProgress PLC

We have no immediate plans to pay dividends after the Merger. However, if we do so, you will be taxed on the dividend. Because BioProgress PLC will not be a U.S. corporation, you will not be able to claim a dividends received deduction if you are a corporation. Because the distributions would come from a foreign corporation, some or all of them may be deemed to have come from foreign sources for purposes of calculating any foreign tax credit that may be available to you. The foreign tax credit rules are complex, subject to interpretation, and limited by many specific requirements that are unique to individual taxpayers. In addition, the treatment of dividends from BioProgress PLC may be affected by the proposed legislation discussed in “U.S. tax consequences for BioProgress Technology International,” below. As a result, we urge you to consult with your own tax advisor regarding the possible foreign tax credit consequences of any future distributions.

Taxation upon Sale of BioProgress PLC stock

If you sell your BioProgress PLC stock after the Reincorporation, gain or loss recognized from that sale will be taxed as capital gain or loss unless we are a PFIC, as discussed below, in an amount equal to the difference between your sale price and your adjusted basis in the stock. If your holding period is at least one year, any gain will be subject to a maximum tax rate of 20%.

If you recognized gain on the Reincorporation, your holding period will be treated as starting on the date of the Reincorporation, and your basis in the stock generally will equal the value of your shares on the date of the Reincorporation. If you did not recognize gain on the Reincorporation, your holding period will be treated as starting on the date you acquired your BioProgress Technology International stock, and your basis in the stock generally will equal the amount you paid for your BioProgress Technology International stock.

Taxation if BioProgress PLC becomes a PFIC

A non-U.S. corporation will be classified as a passive foreign investment company (a “PFIC”) for U.S. federal income tax purposes in any taxable year in which, after applying certain look-through rules, either (i) at least 75 percent of its gross income is passive income or (ii) at least 50 percent of the gross value of its assets is attributable to assets that produce passive income or are held for the production of passive income. Passive income for this purpose generally includes dividends, interest, royalties, rents and gains from commodities and securities transactions.

Based on certain estimates of our gross income and gross assets and the nature of our business, we believe that BioProgress PLC will not be classified as a PFIC for its current taxable year. BioProgress PLC’s status in future years will depend on its assets and activities in those years. For instance, if BioProgress PLC were to sell substantially all of its business, it may become a PFIC.

Presently BioProgress PLC has no reason to believe that its assets or activities will change in a manner that would cause it to be classified as a PFIC. However, the tests for determining PFIC status are applied annually, and it is difficult to predict accurately future income and assets, which are relevant to this determination. Accordingly, BioProgress PLC cannot ensure that it will not become a PFIC.

If BioProgress PLC were to become a PFIC, you would be subject to a special tax regime imposed upon PFIC shareholders. Although this regime is complex, it is generally designed to preclude U.S. shareholders of a PFIC from obtaining the benefits of tax deferral that would otherwise be available to the shareholders of a corporation. In particular, to the extent that you sell your shares or receive certain large distributions from us, you would be subject not only to tax (at ordinary income rates) on the realized gain on the sale or the amount of the income on the distribution, respectively, but you also would be taxed on an imputed interest amount. This imputation of interest is the mechanism by which the PFIC rules eliminate the benefit of deferral.

If BioProgress PLC becomes a PFIC, you may be able to make a “qualified electing fund” or mark-to-market election that would affect the tax consequences to you of owning our shares. Please consult your tax advisor regarding the availability and consequences to you of these tax elections.

United States Federal Income Tax Consequences to Non-U.S. Holders of Current Shares

Taxation upon receipt of the BioProgress PLC shares

Generally, for U.S. tax purposes, if you are a “Non-U.S. holder,” you will not be subject to U.S. federal income tax when you receive BioProgress PLC shares in exchange for BioProgress Technology International stock pursuant to the reorganization, unless:

•	the gain is effectively connected with your conduct of a trade or business in the United States; or

•	you are an individual, you hold the common stock as a capital asset and you are present in the United States for 183 or more days in the taxable year of the sale and certain other conditions exist.

Your aggregate tax basis in the BioProgress PLC shares will equal your aggregate tax basis in the BioProgress Technology International stock you surrender.

Taxation upon future receipt of dividends from BioProgress PLC

Under current law, you will not be subject to U.S. taxation on any future dividends you would receive from BioProgress PLC if you are a Non-US Holder. However, the treatment of dividends from BioProgress PLC may be affected by the proposed legislation discussed in “—U.S. Federal Income Tax Consequences for BioProgress Technology International,” below, and “Risk Factors—We Could be Taxed in the United States as a Result of Legislation Currently Under Consideration,” above. As a result, we urge you to consult with your own tax advisor regarding the possible foreign tax credit consequences of any future distributions.

Taxation on Future Disposition of BioProgress PLC Shares

If you are a Non-U.S. holder you generally will not be subject to U.S. federal income tax on gain recognized on a disposition of BioProgress PLC shares unless one of the two exceptions described in “—Taxation upon receipt of the BioProgress PLC shares” applies.

Effectively connected gains recognized by a corporate Non-U.S. holder may also, under certain circumstances, be subject to an additional “branch profits tax” at a 30% rate or at a lower rate if so specified in an applicable tax treaty.

United States Federal Income Tax Consequences for BioProgress Technology International

Under present law, we believe that we should not incur U.S. federal income or withholding tax as a result of this reorganization. The only U.S. federal income tax on the reorganization, if any, will be paid by the U.S. shareholders, as discussed above. After the reorganization, if we decide to pay dividends to BioProgress PLC, we would be required under present law to withhold 5% U.S. federal income tax, but if the new U.S.-U.K. tax treaty is ratified by the U.S. Senate and U.K. Parliament, we may no longer be required to withhold tax on dividends paid from BioProgress Technology International to BioProgress PLC beginning approximately two months after ratification of the treaty.

Several members of the United States Congress have introduced legislation that, if enacted, could have significant tax consequences to us. All proposals discussed below are from the 107th Congress and will need to be reproposed in the 108th Congress. However, the number of proposals and the continued attention given to transactions such as the Reincorporation makes it likely that legislation resembling one or more of the proposals discussed below will be enacted.

One group of proposals would treat a foreign corporation, like BioProgress PLC, that undertakes a corporate expatriation transaction, such as the reorganization, as a domestic corporation. These proposals have various effective dates, but all would apply retroactively and would cause BioProgress PLC to be treated as a domestic corporation. If any of these proposals ultimately is adopted, BioProgress PLC will be taxed in the U.S. on its worldwide income, including certain income earned by its non-U.S. subsidiaries, much as BioProgress Technology International is now. In addition, BioProgress PLC may not have the ability to claim certain tax losses in the U.S.

In addition, under some proposals, we could be subject to a tax at the time of the Reincorporation on the excess of our assets’ fair market value over their basis (in the case of subsidiary stock, generally equal to our purchase price, if any, for the stock plus any capital contributions to the subsidiaries, and in the case of other assets, generally equal to the assets’ cost reduced by any depreciation deductions we have claimed on them).

Another proposal would deny a foreign corporation that may otherwise be entitled to certain benefits under a tax treaty between the United States and a foreign country those treaty benefits, unless that foreign corporation is predominantly owned by individuals who are residents of such foreign country. If this proposal is enacted, the United States may deny us the benefits of the United States-United Kingdom tax treaty.

United Kingdom Tax Consequences

The following discussion provides a summary of the current material U.K. tax consequences of the reincorporation and ownership of BioProgress PLC shares based on legislation, case law and the practice of the Inland Revenue all of which may be subject to change. The summary may not apply to, or may not cover all the U.K. tax consequences to, a particular shareholder in the light of such shareholder’s particular circumstances. The sections relating to the taxation of chargeable gains only relate to shareholders holding shares as an investment rather than as a dealer. Any person who is in any doubt as to the specific tax consequences to them of the Reincorporation, ownership or disposal of the ordinary shares or preference shares in BioProgress PLC should seek professional advice without delay.

The Reincorporation

This section is not generally relevant to those holders of common stock who are not resident in the U.K. for tax purposes unless they carry on a trade or profession in the U.K.

Taxation of Chargeable Gains

Shareholders holding 5% or less of common stock

Roll-over relief should be available to the holders of common stock who, together with any connected persons own 5 per cent. or less of the common stock, as the Reincorporation will not involve a disposal of the common stock for U.K. tax purposes. Accordingly, the ordinary shares received in BioProgress PLC will be treated as the same asset as the common stock, acquired at the same time, and for the same acquisition cost, as the common stock.

Shareholders holding over 5% of the common stock

The roll-over treatment referred to above will apply to those holders of the common stock who hold, either alone or with persons connected with them, more than 5% of the common stock, provided that the Reincorporation is effected for bona fide commercial reasons and not for tax avoidance purposes. Such holders of the common stock are advised that a clearance is being sought under Section 138 of the Taxation of Chargeable Gains Act 1992 confirming that the Inland Revenue are satisfied that the Reincorporation is effected for bona fide commercial reasons and not for tax avoidance purposes. BioProgress Technology International is advised that, such holders of the common stock should be able to benefit from the roll-over treatment.

In addition, a confirmation is being sought from the Inland Revenue under Section 707 of the Income and Corporation Taxes Act 1988 that the Inland Revenue will not invoke certain anti-avoidance rules.

Income tax

As the Reincorporation is regarded as a transaction of a capital nature for U.S. purposes, the receipt of ordinary shares in BioProgress PLC should not be regarded as a distribution taxable as income in the hands of the U.K. holders of the common stock. Therefore, the Reincorporation should not give rise to a liability to income tax, or, in case of a corporate holder, a corporation tax liability on income.

After the Reincorporation

Taxation of dividends on the ordinary shares in BioProgress PLC

U.K. resident individual shareholders

Dividends paid by BioProgress PLC will carry a tax credit at a rate of one-ninth of the dividend or 10% of the aggregate of the cash dividend and the tax credit. Both the tax credit and the dividend will be included in computing the shareholder’s income in the relevant year of assessment for U.K. tax purposes and therefore the gross dividend for tax purposes will comprise the dividend and the tax credit.

Shareholders who are liable to income tax at the higher rate will be subject to income tax on the gross dividend at 32.5% but will be able to set off the tax credit against part of this liability leaving a net income tax liability equal to 25% of the net dividend.

For those Shareholders who are liable to income tax at a rate other than the higher rate in respect of the gross dividend the tax credit will satisfy in full such shareholders’ tax liability to income tax on the dividend.

Shareholders who are not liable to income tax in respect of the gross dividend will not be entitled to any payment in respect of the tax credit.

U.K. resident corporate shareholders

A U.K. corporate shareholder within the charge to U.K. corporation tax will not be liable to corporation tax on any dividends paid on the ordinary shares in BioProgress PLC. Such shareholders will not be able to claim repayment of any tax credits associated with dividends.

Non-U.K. resident shareholders

Non-U.K. resident shareholders are generally not entitled to any tax credit in respect of a dividend received from a U.K. company. Depending on the provisions of any relevant double taxation agreement, certain shareholders may be entitled to a repayment from the Inland Revenue although the U.K. withholding tax may eliminate any repayment claim (as is generally the case with U.S. Holders unless it is a U.S. corporation holding at least 10 per cent. of the voting capital of the U.K. company). Such shareholders should consult their professional advisors as to their entitlement to utilize the tax credit and procedures and the tax treatment of dividends received from BioProgress PLC in those jurisdictions where they are resident.

Taxation of chargeable gains on disposal of the ordinary shares in BioProgress PLC.

UK shareholders

A U.K. resident shareholder may, depending upon the shareholder’s particular circumstances, be liable for capital gains tax, or, in case of a corporate shareholder, corporation tax on any chargeable gains realized on the disposal of the ordinary shares in BioProgress PLC.

Non-UK shareholders

A shareholder who is not resident in the UK for tax purposes (including a U.S. resident holder) will not generally be liable to U.K. tax on chargeable gains realized on the disposal of the ordinary shares in BioProgress PLC unless the holder carries on a trade or profession in the U.K.

Stamp Duty and Stamp Duty Reserve Tax (“SDRT”)

This section provides a general summary of the Stamp Duty and SDRT regime. Certain categories of persons are not liable to stamp duty and SDRT and others may be liable at a higher rate.

A transfer for value of the ordinary shares in BioProgress PLC will be generally subject Stamp Duty or SDRT at 0.5% of the consideration. Stamp Duty and SDRT are generally paid by the purchaser of the shares although where such purchase is effected through a financial intermediary, that person should normally account for SDRT.

Stamp Duty

No Stamp Duty will arise on the issue of the ordinary shares in BioProgress PLC. Stamp duty at 0.5 % of the consideration payable will arise on the execution of any instrument whereby the ordinary shares in BioProgress PLC are transferred for value.

SDRT

No SDRT liability will arise on the issue of the ordinary shares in BioProgress PLC to shareholders. SDRT will generally arise at the rate of 0.5% of the consideration payable on an agreement to transfer shares held in certificated form although if the agreement to transfer such shares is completed by a duly stamped transfer the stamp duty paid on such transfer will extinguish the liability to SDRT and enable a refund of any SDRT already paid.

Transfer of shares into CREST

Where shares are transferred to a member of CREST who will hold those shares in uncertificated form as a nominee for the transferor no stamp duty or SDRT will be payable.

Transfer of share within CREST

SDRT is payable on a change in the beneficial ownership of shares held in CREST. This liability will be generally met by the new beneficial owner.

Transfer of shares out of CREST

Where shares are transferred by a member of CREST to the beneficial owner (on whose behalf it has held them as nominee) no stamp duty or SDRT will be payable.

DESCRIPTION OF BIOPROGRESS PLC ORDINARY SHARES

The following summarizes the material rights of holders of the BioProgress PLC ordinary shares based on BioProgress PLC’s memorandum and articles of association and English law in force as of the date of this proxy statement/prospectus. The summary does not purport to be complete and is qualified in its entirety by reference to the memorandum and articles of association of BioProgress PLC which are filed as exhibits to the registration statement of which this proxy statement/prospectus is a part. You are encouraged to read BioProgress PLC’s memorandum and articles of association. See also “Comparison of Stockholder Rights.”

BioProgress PLC has 100,000,000 ordinary shares par value £0.01, authorized.

Each of the issued BioProgress PLC ordinary shares will be fully paid and not subject to any further calls or assessments by BioProgress PLC. BioProgress PLC ordinary shares are represented in certificated form and following the Reincorporation will also be capable of being held and transferred in uncertificated form under CREST. Under English law, persons who are neither residents nor nationals of the UK may freely hold, vote and transfer ordinary shares in the same manner and under the same terms as UK residents or nationals.

Dividends

BioProgress PLC may, by ordinary resolution, declare a dividend to be paid to the shareholders of BioProgress PLC. Any dividends on the BioProgress PLC ordinary shares must be declared and paid according to the amount paid up on the BioProgress PLC ordinary shares (save that no amount paid on a share in advance of calls by the company for payment shall be treated as being paid on a share) but no dividend shall be declared in excess of the amount recommended by the directors. The directors may from time to time pay to the members of BioProgress PLC such interim dividends as appear to the directors to be justified by the profits of BioProgress PLC available for distribution. No dividend may be paid other than out of profits available for distribution as defined by the Companies Act 1985 (the “Act”). For a further discussion, see “Comparison of Stockholder Rights —Sources and Payment of Dividends.”

BioProgress PLC’s articles of association permit a scrip dividend scheme under which registered owners of BioProgress PLC ordinary shares may be given the opportunity to elect to receive fully paid BioProgress PLC ordinary shares instead of cash, or a combination of shares and cash, with respect to future dividends.

Rights in Winding Up

In the event of a winding-up or reduction of capital of BioProgress PLC involving repayment, the assets of BioProgress PLC available for distribution among the shareholders shall be divided between the holders of the BioProgress PLC ordinary shares according to the respective number of shares held by them and in accordance with the provisions of the Act and the Articles of Association. The liquidator may, with the sanction of an extraordinary resolution of BioProgress PLC and subject to the Act, divide among the members in kind the whole or any part of the assets of BioProgress PLC in such manner as the liquidator may determine.

Voting

Voting at any general meeting of BioProgress PLC shareholders is by a show of hands of shareholders present in person (but not by proxy) unless a poll is duly demanded. A poll may be demanded by:

•	the chairman of the meeting;

•	at least three shareholders present in person or by proxy, and who are entitled to vote at the meeting;

•	any stockholder(s) present in person or by proxy, who represent in the aggregate at least 10% of the voting rights of all stockholders entitled to attend and vote at the meeting; or

•	any shareholder(s) present in person or by proxy, who hold shares providing a right to attend and vote at the meeting on which the aggregate sum paid up on such shares is equal to not less than 10% of the total sum paid upon all the shares providing that right.

On a show of hands, each holder of BioProgress PLC ordinary shares who is present in person at a general meeting of BioProgress PLC will have one vote, and on a poll, every holder of BioProgress PLC ordinary shares who is present in person or by proxy will have one vote per share of which he is the holder. The necessary quorum for a shareholder meeting is a minimum of two persons entitled to vote on the business to be transacted (regardless of the number of shares held), each being a shareholder or a proxy for a shareholder or a duly authorized representative of a corporation.

Unless otherwise required by law or the articles of association, voting in a general meeting is by ordinary resolution which include among other matters: resolutions for the election of directors; the approval of financial statements; the declaration of final dividends; the appointment of auditors; the increase of authorized share capital; or the grant of authority to allot shares.

An ordinary resolution requires the affirmative vote of a majority of the votes cast at a meeting at which there is a quorum. A special or extraordinary resolution (e.g., relating to certain matters concerning, among other things, an alteration of the articles of association, a winding-up of BioProgress PLC, or modifying the rights of any class of shares at a meeting of the holders of such class) requires the affirmative vote of not less than three-fourths of the votes cast. Meetings are generally convened upon advance notice of 21 or 14 clear days (not including the days of delivery or receipt of the notice or the day of the meeting) depending on the nature of the business to be transacted. For a description of the difference between ordinary, extraordinary and special resolutions see “Comparison of Stockholder Rights—Special Meetings of Shareholders.”

Rights to Receive a Circular

The Alternative Investment Market Rules provide that BioProgress PLC must notify a regulatory information service without delay of information of a price sensitive nature concerning changes in its financial condition or current or expected business performance, no later than the information is published elsewhere. The Alternative Investment Market Rules also provide for the disclosure of information in relation to substantial transactions (including reverse take-overs) and transactions with related parties.

If an Alternative Investment Market company or subsidiary proposes to enter into a substantial transaction, it must inform a regulatory information service without delay as soon as the terms of the transaction are agreed, disclosing the information specified by the Alternative Investment Market Rules. A “substantial” transaction is one which, when measured against any one of the class tests contained in Schedule 3 to the Alternative Investment Market Rules, exceeds a percentage ratio of 10%. The term “transaction” in this context excludes transactions of a revenue nature made in the ordinary course of trade and transactions to raise finance which do not involve a change in fixed assets of the Alternative Investment Market company or its subsidiaries. The class tests compare the size of the transaction with the size of the Alternative Investment Market company or group in relation to gross assets, profits, turnover, consideration and gross capital.

Similar provisions apply where an Alternative Investment Market company proposes to enter into a transaction with a related party, except that the class test ratio is 5% rather than 10% and references to “transactions” are not limited in any way. In addition, information disclosed to a regulatory information service about a related party transaction must include certain further information about the related party as set out in the Alternative Investment Market Rules. A “related party” means a person related to the Alternative Investment Market company or group company as a director, a family, relative of a director or a substantial shareholder as defined in the Alternative Investment Market Rules. Even if a transaction with the related party falls below the threshold requiring notification, it will still require disclosure within the company’s annual accounts where, on any of the class tests, the resulting percentage ratio is in excess of 0.25%.

Where an Alternative Investment Market company proposes to engage in a reverse takeover, in addition to informing a regulatory information service, the transaction must be made conditional upon the sanction of the shareholders in general meeting and the company must produce an Alternative Investment Market admission document convening a general meeting and containing all the information required by the Alternative Investment Market Rules. A “reverse take-over” is an acquisition where there is a class test ratio in excess of 100%, or where the acquisition would result in a fundamental change to the company’s business, board or control.

The Alternative Investment Market Rules contain further details in relation to which the company must inform a regulatory information service without delay. These include any changes to the board, any material change between the company’s actual trading performance or financial condition and any profit forecast, estimate or projection included in the Admission Document or otherwise made public by the company, information notified to the company under sections 198-208 of the Act by way of disclosure of major interests in the shares, information on the grant to a director (or any person connected with the director) of any option or other right over the company shares, including the exercise of any option or acquisition or disposal of any such rights, the publication of any annual audited accounts of the company and any change in its accounting reference date and the resignation, dismissal of change of the company’s nominated advisor or broker.

BioProgress PLC must also publish its annual audited report and accounts within six months of the end of the financial period to which they relate and must include the name and address of their for the nominated advisor and broker. The company must also prepare a report on its activities and results during the first six months of each financial year. The half yearly report must be prepared within 3 months of the end of the period to which it relates and a copy must be sent to a regulatory information service.

In accordance with the principles of good governance and the code of best practice published in June 1998 and appended to but not forming part of the UK Listing Authority’s Listing Rules (the “Combined Code”) (which is not required to be complied with by a company whose shares are admitted to trading on the Alternative Investment Market of the London Stock Exchange, but whose principles the Company proposes to have regard to, to the extent applicable to a company of its size and nature) requires that all directors should be subject to election by shareholders at the first opportunity after their appointment, and to re-election thereafter at intervals of no more than three years (and requirements in this regard are included in the Company’s Articles of Association). The names of directors submitted for election and re-election should be accompanied by sufficient biographical details to enable shareholders to take an informed decision on their election. Such details will be included in any circular the shareholders will be sent with the notice of the company’s annual general meeting in each year.

The Combined Code also recognizes the central role of the annual general meeting in relation to shareholders. According to the Combined Code, the Company should use the annual general meeting to communicate with private investors and should encourage their participation.

Shareholder Proposals

The Companies Act provides that shareholders representing not less than 5% of the total voting rights of all the members having a right to vote at a company’s Annual General Meeting or not less than 100 members who hold shares on which there has been paid up an average sum, per member, of not less than £100, may requisition the directors of the Company (and it is the duty of the Company to comply with such request) to give notice to all members of the Company of resolutions which they intend to propose at the next Annual General Meeting. Furthermore, upon receipt of a valid requisition, the directors must circulate to members any statement of not more than 1,000 words relating to the matters referred to in any proposed resolution of all the business to be dealt with at that meeting. The expense of circulating the resolutions and any attached statement fall to be met by the requisitionists and not the Company. A company is not bound to give notice of the resolution or circulate a statement unless a copy of the requisition (signed by the requisitionists) is deposited at the registered office of the company not less than six weeks before the meeting in the event that a resolution is required to be put, or otherwise, not less than one week before the meeting and there is deposited with the requisition a sum reasonably sufficient to meet the company’s expenses in giving effect to it. The company is also not bound to circulate a statement if, on the application either of the company or any other person who claims to be aggrieved, the court is satisfied that the rights conferred by that section are being abused to secure needless publicity for defamatory matter.

Preemptive Rights

Under section 89 of the Act, the issue of equity securities that are, or are to be, paid for wholly in cash (except shares held under an employees’ share scheme) must be offered in the first instance to the existing shareholders in proportion to the respective nominal values of their holdings on the same or more favorable terms, unless a special resolution to the contrary has been passed in a general meeting of shareholders. In this context, equity securities means, BioProgress PLC ordinary shares, or shares with no restrictions on the amounts receivable in a distribution of dividends or capital and all rights to subscribe for or convert into such shares.

Under Section 80 of the Act, directors are, with certain exceptions, unable to allot relevant securities without the passing of an ordinary resolution in a general meeting. Relevant securities as defined in the Act would include BioProgress PLC ordinary shares or securities convertible into BioProgress PLC ordinary shares.

Variation of Rights and Share Capital

BioProgress PLC may by ordinary resolution increase its share capital or consolidate and divide all, or any, of its share capital into shares of larger amounts. Subject to the provisions of the Act, BioProgress PLC may also subdivide its shares, or any of them, into shares of smaller amount or cancel or reduce the nominal value of any shares which have not been taken, or agreed to be taken, by any person.

Subject to the provisions of the Act, BioProgress PLC may by special resolution reduce its share capital, any capital redemption reserve or any share premium account. BioProgress PLC may also, subject to such approvals as are required by the Act and to the passing of an extraordinary resolution, purchase its own shares.

Subject to the provisions of the Act, the rights attached to any class of shares may (unless otherwise provided by the terms of issue of that class) be varied with the passing of an extraordinary resolution passed at a separate meeting of the holders of the shares of that class.

Disclosure of Interests

The Act gives BioProgress PLC power to require persons who it knows have, or has reasonable cause to believe have, or to have had within the previous three years, an interest in its relevant share capital to disclose prescribed particulars of those interests. For this purpose “relevant share capital” means issued share capital of BioProgress PLC carrying the right to vote in all circumstances at a general meeting of BioProgress PLC. Failure to provide the information requested within 14 days after the date of sending of the notice may result in sanctions being imposed against the holder of the relevant shares as provided in the Act. The articles of association also allow the board to impose certain restrictions as they see fit. In this context, the term “interest” is broadly defined and will generally include an interest of any kind in shares, including the interest of a holder of a BioProgress PLC ordinary share. In addition, under the Act, any person who acquires either alone or, in certain circumstances, with others a direct or indirect interest in the relevant share capital of BioProgress PLC in excess of the “notifiable percentage” (currently 3%, or 10% for certain types of interest) is obligated to disclose prescribed information to BioProgress PLC with respect to those shares within two business days. An obligation of disclosure also arises where such person’s notifiable interest subsequently falls below the notifiable percentage or where, above that level, the percentage of BioProgress PLC’s relevant capital in which such person is interested (expressed in whole numbers) increases or decreases. See “Comparison of Stockholder Rights—Disclosure of Interests.”

Miscellaneous

There are currently no United Kingdom foreign exchange controls on the payment of dividends on the BioProgress PLC ordinary shares or the conduct of operations of BioProgress PLC. There are no restrictions under the articles of association or under English law that limit the right of non-resident or foreign owners to hold or vote the BioProgress PLC ordinary shares; provided, however, that the directors may refrain from sending a circular or any other notice to any shareholder who has not supplied BioProgress PLC with an address in the United Kingdom for the service of notices if applicable law would prohibit BioProgress PLC from mailing such circular or other notice to any particular jurisdiction.

DESCRIPTION OF BIOPROGRESS PLC PREFERENCE SHARES

The following is a summary of the material rights of holders of the BioProgress PLC preference shares based on BioProgress PLC’s Memorandum and Articles of Association and English law in force as at the date of this proxy statement/prospectus. The summary does not purport to be complete and is qualified in its entirety by reference to the Memorandum and Articles of Association of BioProgress PLC which are filed as exhibits to the registration statement of which this proxy statement/prospectus is a part. You are encouraged to read BioProgress PLC’s Memorandum and Articles of Association.

Each of the issued BioProgress PLC preference shares will be fully paid and not subject to any further calls or assessments by BioProgress PLC. BioProgress PLC preference shares are represented in certificated form only.

Under English law, persons who are neither residents nor nationals of the UK may freely hold vote and transfer preference shares in the same manner and under the same terms as UK residents or nationals.

BioProgress PLC has authorized 80,000 4% convertible redeemable non-voting preference shares, par value £0.5 each, (“Convertible Preference Shares”) and 90,000 4% redeemable non-voting preference shares, par value £0.5 each, (“Non-Convertible Preference Shares”) all of which as of the effective time of the Merger will be issued and allotted.

Dividends

BioProgress PLC shall, in priority to any payment of dividend to holders of all other shares in the capital of BioProgress PLC, pay to the holders of Convertible Preference Shares and Non-Convertible Preference Shares out of the profits available for distribution in respect of each financial year of BioProgress PLC to 31 March 2004, a fixed cumulative preferential dividend at the rate of 4% per annum on the UK pound sterling equivalent of $2.50 as of the effective time of the Reincorporation, together with a certificate for any related tax credit. This convertible preference dividend shall accrue on a daily basis from the date on which each such share is issued and shall be payable quarterly in arrears in four equal installments.

Rights in Winding-Up

On a return of capital on a winding-up or otherwise the assets of BioProgress PLC available for distribution to its members shall be applied in paying to the holders of Convertible Preference Shares and Non-Convertible Preference Shares in priority to any payment to the holders of all other shares in the capital of BioProgress PLC a sum equal to the arrears of the preference dividend and a sum equal to the nominal amount together with any premium paid up on the Preference Shares.

Voting

The holders of Convertible Preference Shares and Non-Convertible Preference Shares shall each have the right to receive notice of and attend all general meetings of the Company, but shall not have the right to speak or vote at such general meetings.

Conversion

Each holder of Convertible Preference Shares shall be entitled before December 31, 2003, to convert all or any of its Convertible Preference Shares into fully paid Ordinary Shares on the basis of one Ordinary Share for two Convertible Preference Shares. The last conversion date is December 31, 2003.

The Non-Convertible Preference Shares have no rights to convert into Ordinary Shares.

Redemption

BioProgress PLC may at any time (subject to the provisions of the Act) give to the holders of Convertible Preference Shares and/or Non-Convertible Preference Shares 30 days’ prior written notice of the redemption of such shares at a price equal to US$4.88 per share.

BioProgress PLC must redeem on demand all the outstanding Non-Convertible Preference Shares at a price equal to US$5.19 in respect of each such Non-Convertible Preference Share. BioProgress PLC must redeem all the then outstanding Convertible Preference Shares (if any) issued on 31 March 2004 at a price equal to US$5.19 in respect of each such Convertible Preference Share.

COMPARISON OF STOCKHOLDER RIGHTS

NEVADA VS. ENGLISH LAW

As a result of the Reincorporation, holders of BioProgress Technology International common stock (“Current Shares”) will receive one ordinary share of BioProgress PLC (“New Shares”) for each Current Share owned. BioProgress PLC is a public limited company incorporated under the laws of England and Wales. The following is a summary comparison of material differences between the rights of a holder of Current Shares and a holder of New Shares arising from the differences between the corporate laws of Nevada and of England and Wales, the governing instruments of the two companies, and the securities laws and regulations governing the two companies. This summary is not a complete description of the laws of Nevada or of England and Wales, the other rules or laws referred to in this summary, BioProgress Technology International’s articles of incorporation, BioProgress Technology International’s bylaws or BioProgress PLC’s memorandum and articles of association.

A copy of BioProgress PLC’s memorandum and articles of association are exhibits to the registration statement of which this proxy statement/prospectus forms a part and also may be obtained from the Registrar of Companies in England and Wales (“Companies House”), subject to payment of a fee, or by writing or telephoning the Secretary of BioProgress PLC at the following address:

BioProgress PLC

Hostmoor Avenue

March, Cambridgeshire

PE15 0AX

United Kingdom

+44.1354.655.674

Voting Rights

Unless otherwise provided in the articles of incorporation or in a director resolution providing for the issuance of a class or series of stock pursuant to authorities granted in the articles of incorporation, under Nevada law, stockholders of a corporation are entitled to one vote for each whole share on matters to be voted upon by the stockholders of the corporation, including the election of directors. Holders of common stock of a corporation do not have cumulative voting rights in the election of directors unless specified in the articles of incorporation of the corporation. BioProgress Technology International’s articles of incorporation do not grant cumulative voting rights.

Under English law, the voting rights of shareholders are governed by a company’s articles of association, subject to the statutory right of stockholders to demand a poll at a general meeting. This poll is a vote based on the number of shares held. The BioProgress PLC articles of association provide that a poll may be demanded by the chairman of the meeting, at least three shareholders present in person or by proxy, and who are entitled to vote at the meeting, any stockholder(s) present in person or by proxy, who represent in the aggregate at least 10% of the voting rights of all stockholders entitled to attend and vote at the meeting, or any shareholder(s) present in person or by proxy, who hold shares providing a right to attend and vote at the meeting on which the aggregate sum paid up on such shares is equal to not less than 10% of the total sum paid upon all the shares providing that right. If a poll is not demanded voting is by show of hands of those shareholders present in person, but not by proxy. English law does not generally provide for cumulative voting. BioProgress PLC’s articles of association specify that two shareholders present in person or by proxy and entitled to vote constitute a quorum regardless of the number of shares held. Any BioProgress PLC shareholder on the register may vote in person or, provided that the relevant provisions of the articles of association have been complied with, by proxy.

Action by Written Consent

Under Nevada law, any action required or permitted to be taken at a meeting of the stockholders may be taken without a meeting if a written consent thereto is signed by stockholders holding at least a majority of the voting power, unless a different proportion of voting power is otherwise required for the action taken without a meeting.

Under English law, a company’s articles of association may provide that a resolution in writing executed by or on behalf of each stockholder who would have been entitled to vote upon it if it had been proposed at a general meeting at which he was present will be as valid and effectual as if it had been passed at a general meeting properly convened and held. Such a written resolution requires the unanimous consent of all such shareholders entitled to attend and vote. BioProgress PLC’s articles of association contain such a provision.

Sources and Payment of Dividends

Under Nevada law dividends may be declared and paid out of any funds legally available therefor, as often, in such amounts, and at such time as the board of directors may determine and share dividends may be issued pro rata without consideration to the corporation’s stockholders or to the stockholders of one or more class or series.

Under English law, a company may pay dividends on its ordinary shares only out of its distributable profits and not out of share capital. Distributable profits equals accumulated realized profits, not previously utilized by distribution or capitalization, less accumulated realized losses. Share capital includes share premiums, also known as paid-in surplus. Amounts credited to the share premium account, representing the excess of the consideration for the issue of shares over the aggregate par value of such shares, may not be paid out as cash dividends. Amounts credited to the share premium account may be used, among other things, to pay up unissued shares which may then be distributed to stockholders as fully paid bonus shares. A public company such as BioProgress PLC may make a distribution at any time only if, at that time and immediately after such distribution, the amount of its net assets is not less than the aggregate of its issued and paid-up share capital and undistributable reserves. Holders of BioProgress PLC ordinary shares must approve any final dividend to be paid by BioProgress PLC at a general meeting of BioProgress PLC but no dividend can exceed the amount recommended by the BioProgress PLC board. The BioProgress PLC board has the power under BioProgress PLC’s articles of association to declare and pay interim dividends. BioProgress PLC will disclose such distributions together with a full explanatory timetable immediately following approval by the board of directors, the information being disseminated through a regulatory information service approved for the purposes by the London Stock Exchange.

Rights of Purchase and Redemption

Under Nevada law the corporation may repurchase shares of its own stock for cash.

Under English law, a company may issue redeemable shares if authorized by its articles of association and subject to the conditions stated therein. BioProgress PLC’s articles of association permit the issue of redeemable shares which may be redeemed at the discretion of BioProgress PLC or the shareholder. Such shares may be redeemed only if fully paid and, in the case of public companies, only, subject as provided below, out of distributable profits or the proceeds of a new issue of shares issued for the purpose of the redemption. When redeemable shares are redeemed wholly out of profits, the amount by which the par value of the company’s issued share capital is diminished on cancellation of the redeemed shares must be transferred to the capital redemption reserve, which is generally treated as paid-up share capital. In addition, any amount payable on redemption of any redeemable shares in excess of the par value of such shares may be paid out of the proceeds of a fresh issue of shares made for the purposes of the redemption up to an amount equal to the lesser of (1) the aggregate of the premiums received by the company on the issue of those shares or (2) the amount of the company’s share premium account as at the time of the redemption including any sum transferred to that account in respect of premiums on the new issue. A company may purchase its own shares, including any redeemable shares, if:

•	authorized by its articles of association and

•	previously approved by an ordinary resolution of its shareholders in the case of an on-market purchase, which, in the case of BioProgress PLC, will mean a purchase on the Alternative Investment Market of the London Stock Exchange, or a special resolution in other cases.

As with a Nevada corporation, any such purchase is subject to the availability of sufficient lawful funds.

Special Meeting of Stockholders

Pursuant to Nevada law, a meeting of stockholders may be called by the entire board, any two directors, or the president. The stockholders’ meeting may be located within or outside the State of Nevada unless the articles or bylaws provide otherwise. The notice of meeting must be in writing and signed by the president, secretary, assignment secretary or a person designated by the bylaws, and must state the purpose of the meeting, and time and place of the meeting. A copy of the notice must be delivered personally or mailed not less than 10 days nor more than 60 days before the meeting.

Under English law, an extraordinary general meeting of shareholders may be called by the board of directors. Notwithstanding any provision to the contrary in a company’s articles of association, an extraordinary general meeting may also be called by a request from shareholders holding not less than one-tenth of the paid-up capital of the company carrying voting rights at general meetings. An ordinary resolution, other than an ordinary resolution to remove a director which requires 28 clear days’ notice, or one to be proposed at an annual general meeting which requires 21 clear days’ notice, requires 14 clear days’ notice, and requires a majority vote of those present, in person or by proxy, and voting. An extraordinary or special resolution requires 21 clear days’ notice and a three-quarters majority vote of those present, in person or by proxy, and voting. An extraordinary resolution requires 14 clear days’ notice, other than one to be proposed at an annual general meeting, which requires 21 clear days’ notice, and a three-quarters majority of those voting and present, in person or by proxy. The term “clear days’ notice” means calendar days and excludes the date of mailing, the deemed date of receipt of such notice, and the date of the meeting itself. BioProgress PLC’s articles of association provide that if notice is served at a registered address for service in the UK by post it will be deemed to have been served on the first day following the day of posting if sent by first class post and on the second day after it is posted, if sent by second class post. Extraordinary resolutions are relatively unusual and are confined to certain matters out of the ordinary course of business such as a proposal to wind up the affairs of the company. Proposals which are the normal subject of special resolutions generally involve proposals to:

•	change the name of the company;

•	alter its capital structure;

•	change or amend the rights of shareholders;

•	permit the company to issue new shares for cash without applying the shareholder’s statutory pre-emptive rights;

•	amend the company’s objects, or purpose, clause in its memorandum of association and to amend the company’s articles of association; and

•	carry out certain other matters where a special resolution is required by either the company’s articles of association or the Act.

All other proposals relating to the ordinary course of the company’s business such as the election of directors would be the subject of an ordinary resolution. Resolutions to change the name of a company, alter its share capital, change or amend the rights of stockholders, issue new shares of a company and amend a company’s objects, or purpose, clause in its memorandum of association or to amend the company’s articles of association must be made publicly available by being filed with the Registrar of Companies in England and Wales and copies can be obtained from Companies House, upon payment of the appropriate fee, and information concerning certain resolutions must be disseminated through a regulatory information service in compliance with the Alternative Investment Market Rules.

Preemptive Rights

Pursuant to Nevada law, stockholders have a preemptive right to acquire unissued shares, treasury shares or securities convertible into such shares. The preemptive right is only an opportunity to acquire shares or other securities upon such terms as the board of directors fixes for the purpose of providing a fair and reasonable opportunity for the exercise of such right.

Under English law, the issue for cash of:

•	equity securities namely those securities which, with respect to dividends or capital, carry a right to participate beyond a specified amount; or

•	rights to subscribe for or convert into equity securities, other than pursuant to an employees’ share scheme must be offered in the first instance to the existing equity shareholders in proportion to the respective nominal values of their holdings, unless a special resolution has been passed in a general meeting of shareholders to the contrary. As is the custom of many English companies, at its annual general meeting each year BioProgress PLC will seek general disapplication, by special resolution, of statutory preemption rights on an annual basis in respect of the entire unissued ordinary share capital where the equity securities are to be issued in connection with a pro rata offer or issue to existing shareholders and otherwise in respect of the issue for cash of equity securities representing no more than five per cent. of the company’s then issued ordinary share capital.

Amendment of Governing Instruments

Under Nevada law, the board of directors must adopt a resolution setting forth the amendment proposed and declaring its advisability, and call a meeting, either annual or special, of the stockholders entitled to vote. The proposed amendment must be passed by stockholders holding a majority of the voting power entitled to vote or by a greater portion of the voting power as may be required in the case of a vote by classes or series.

Under English law, shareholders have the authority to alter, delete, substitute or add to the objects clause in a company’s memorandum and all provisions of its articles of association by a vote of not less than three-quarters of the shareholders entitled to vote and who do vote, either in person or by proxy, at a general meeting. In the case of certain alterations to the memorandum of association, the dissenting shareholders have a right to apply to the court to cancel the alterations. Amendments affecting the rights of the holders of any class of shares may, depending on the rights attached to such class and the nature of the amendments, also require approval of the classes affected in separate class meetings. Copies of the memorandum and the articles of association, as amended from time to time must be filed with the Registrar of Companies in England and Wales and copies are available from Companies House, upon payment of the appropriate fee.

Stockholder Votes on Certain Transactions

Under Nevada law the corporation may sell, lease or exchange all of its property and assets with an action taken by the board and an affirmative vote of shareholders holding not less than a majority of the voting power. The stockholders holding a majority of voting power must approve a plan of merger unless a greater vote is required by the articles of incorporation or the board of directors or as may be necessary if class voting is required.

Under the Act, fundamental corporate changes, such as the passing of a resolution for winding up, non pro rata issuances of shares for cash, reduction of capital (subject to sanction by the court) and certain repurchases of shares must be authorized by a vote of not less than three-quarters of the stockholders entitled to vote and who do vote, either in person or by proxy at a general meeting. Subject to the provisions of the Act, if at such time, the capital of BioProgress PLC is divided into different classes of shares and the amendment or other resolution would cause any of the special rights attached to any class of shares to be varied or abrogated, the amendment must also be approved by the holders of at least three-quarters in nominal value of the issued shares of the class concerned. The Act provides for schemes of arrangement, which are arrangements or compromises between a company and (any class of) its stockholders or (any class of) its creditors and are used for certain types of reconstructions, amalgamations, capital reorganizations or takeovers. They require the approval at an extraordinary general meeting of the company convened by order of the court of a majority in number of the shareholders representing 75 per cent. in value of the capital or class of creditors or shareholders or class of shareholders present and voting, either in person or by proxy, and the sanction of the court. Once so approved and sanctioned, all creditors and stockholders (of the relevant class) are bound by the terms of the scheme. A dissenting stockholder would have no rights comparable to dissenter’s rights in Nevada described below. A scheme of reconstruction under section 110 of the UK Insolvency Act 1986 may be made when a company is being wound up voluntarily under which, with the approval of a special resolution of shareholders in a general meeting the whole or part of the company’s business or property is transferred to a second company in consideration for the issue or transfer to them of shares in the second company. Any dissenting shareholder can require the liquidator to abstain from carrying the resolution into effect or to purchase his interest at a price agreed or determined by arbitration. Details of any winding up, petition for dissolution or application for liquidation events, non pro rata issuances for cash, reduction of capital (subject to sanction by the court) and certain repurchases of shares must be made publicly available by being filed with the Registrar of Companies in England and Wales and copies can be obtained upon payment of the appropriate fee, and so long as BioProgress PLC is admitted to trading on the Alternative Investment Market of the London Stock Exchange, must be disseminated through a regulatory information service. See also “Interested Director Transactions” below.

Rights of Inspection

Nevada law provides that any person who has been a stockholder of record of the corporation for at least six months immediately preceding the demand, or any person holding, or authorized in writing by the holders of, at least five per cent. of all of its outstanding shares, upon at least five days’ written demand is entitled to inspect in person or by agent or attorney, during usual business hours, the stock ledger of the corporation and make copies therefrom. Nevada law provides that any stockholder who owns fifteen percent (15%) of issued and outstanding shares may inspect the financial records of the corporation The inspection rights do not apply to any publicly traded corporation or corporation that furnishes its stockholders detailed annual financial statements and may be limited by the articles or bylaws of the corporation.

Except when closed in accordance with the provisions of the Act, the register of names and registered address of shareholders of a company, together with certain other registers required to be maintained by such company, may be inspected during business hours by its shareholders without charge and by other persons upon payment of a fee, and copies may be obtained on payment of a fee. The shareholders of an English public company may, without charge, also inspect the minutes of meetings of the stockholders during business hours and obtain copies upon payment of a fee. The published annual accounts of a public company are required to be laid before the shareholders in general meeting and a shareholder is entitled to a copy of such accounts. Copies are filed with the Registrar of Companies in England and Wales from whom copies are publicly available upon payment of the appropriate fee. The shareholders of BioProgress PLC have no rights to inspect its accounting records or minutes of meetings of its directors. Certain registers required to be kept by the company are open to public inspection. Service contracts of directors of the company which have more than 12 months unexpired or require more than 12 months’ notice to terminate must be available for inspection during business hours. Rights of inspection during business hours mean that the company must make the register, index or document available for inspection for not less than two hours during the period between 9:00 a.m. and 5:00 p.m. on each business day.

Classification of the Board of Directors

Nevada law provides that articles and bylaws may provide for classification of directors as to duration of their terms of office or as to their election by one or more authorized classes or series of shares. BioProgress Technology International does not currently have a classified board.

English law permits a company to provide for the classification of the board of directors. BioProgress PLC’s articles of association currently provide that unless otherwise changed by BioProgress PLC in a general meeting there shall not be less than two directors. The directors are not subject to a maximum number. Any director can be removed by the shareholders without cause by ordinary resolution. In accordance with best practice for listed companies, one-third of the directors or the number nearest to but not greater than one-third are required to retire from office by rotation at each annual general meeting and are eligible to be re-elected by the stockholders. The directors to retire are selected on the basis of time in office since their last election. Any director appointed by the directors since the last annual general meeting is required to retire at the next following annual general meeting and is then eligible for election, but is not taken into account in determining which directors are to retire by rotation at such meeting. BioProgress PLC’s articles of association provide that each director shall retire from office at the third annual general meeting after the annual general meeting at which the director was last elected. The process functions in practice much like a classified board in a Nevada company. Details of directors’ appointments and retirements must be filed with the Registrar of Companies in England and Wales and copies of the relevant forms are available upon payment of the appropriate fee, and such details must also be disseminated through a regulatory information service in accordance with the Alternative Investment Market Rules.

In addition to the provisions of BioProgress PLC’s articles of association, BioProgress PLC is expected to confirm its compliance with the Combined Code, in its annual report and accounts. The Combined Code provides that all directors should be subject to election by shareholders at the first opportunity after their appointment and reelection thereafter at intervals of no more than three years.

Removal of Directors

Directors of a Nevada corporation may be removed without cause by a vote of stockholders representing not less than two thirds of the voting power of the issued and outstanding stock entitled to vote at a special meeting, unless the articles of incorporation provide for the election of directors by cumulative voting, then directors may be removed by a vote of stockholders owning sufficient shares to have prevented his election to office in the first instance. If a director was elected by holders of a class or series of shares entitled to elect the director, only the shareholders of that group may participate in the vote to remove that director.

Under the Act, shareholders have the right to remove a director without cause by ordinary resolution of which special notice of 28 clear days has been given to the company, irrespective of the provisions of the articles of association of the company. Details of directors removals must be filed with the Registrar of Companies in England and Wales and are available upon payment of the appropriate fee, and details must also be disseminated through a regulatory information service in compliance with the Alternative Investment Market Rules.

Vacancies on the Board of Directors

Nevada law provides that vacancies on the board may be filled by a majority of the remaining directors.

Under English law, appointment of directors is primarily determined by a company’s articles of association. BioProgress PLC’s articles of association provide that shareholders may, by ordinary resolution of a meeting at which any director retires by rotation, reappoint that director or a person who is willing to fill that vacancy as a director. BioProgress PLC’s articles also provide that the directors shall have the power to appoint a person who is willing to act as a director to fill a vacancy or as an addition to the board.

Liability of Directors and Officers

Nevada law provides that the articles may contain provisions which limit the liability of a director or officer liability, except for improper payment of dividends, willful misconduct or knowing violation of law.

English law does not permit a company to exempt any director or other officer of the company or any person employed by the company as auditor from any liability in respect of any negligence, default, breach of duty or breach of trust of which he may be guilty in relation to the company.

Indemnification of Directors and Officers

Under Nevada law, a corporation may indemnify officers, directors, employees and agents against expenses, including attorney’s fees, judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with the action, suit or proceeding if he acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interest of the corporation, and with respect to criminal action or proceeding had no reasonable cause to believe his conduct was unlawful.

Indemnification of expenses when the individual being indemnified has successfully defended any action, claim, issue or matter therein, on the merits or otherwise is allowed under Nevada law. Expenses incurred by an officer or director in defending an action may be paid in advance, under Nevada law, if such director or officer undertakes to repay such amounts if it is ultimately determined that he or she is not entitled to indemnification.

English law does not permit a company to indemnify a director or an officer of the company or any person employed by the company as auditor against any liability in respect of negligence, default, breach of duty or breach of trust in relation to the company. This general rule does not apply where a director, officer or auditor incurs liability in defending any legal proceedings (whether civil or criminal) in which judgment is given in his favor or in which he is acquitted or in certain instances where, although he is liable, a court finds that such director, officer or auditor acted honestly and reasonably and that having regard to all the circumstances he ought fairly to be excused and relief is granted by the court. Section 310 of the Act enables companies to purchase and maintain insurance for directors, officers and auditors against any liability which would otherwise attach to them in respect of any negligence, default, breach of duty or breach of trust in relation to the company.

Stockholders’ Suits

Nevada law provides that a stockholder owning 10% or more may seek to dissolve the corporation and appoint a receiver if directors are guilty of fraud, misfeasance, malfeasance, waste, refusal to function or if the corporation has become insolvent, abandoned its business, or for other dire reasons.

Section 459 of the Act permits a shareholder whose name is on the register of members of the company (including US persons) to apply for a court order when the company’s affairs are being or have been conducted in a manner unfairly prejudicial to the interests of the shareholders, or when any actual or proposed act or omission of the company is or would be so prejudicial. A court when granting relief has wide discretion, including authorizing civil proceedings to be brought in the name of the company by a stockholder on such terms as the court may direct. Judgments of United States courts, however, including judgments against BioProgress PLC, based on the civil liability provisions of the federal securities laws of the United States, may not be enforceable in English courts. See “Enforcement of Civil Liabilities Against Foreign Persons.”

Certain Provisions Relating to Stock Acquisitions

Unless the corporation opts out, Nevada law provides, among other things, that a person (individually or in association with others) who acquires a “controlling interest” (which, under definition in the CSL, can be as small as 20% of the voting power in the election of directors (in a corporation will obtain voting rights in “control shares” only to the extent such rights are conferred by a vote of the disinterested stockholders. In addition, in certain cases where the acquiring party has obtained such stockholder approval for voting rights, stockholders who voted against conferring such voting rights will be entitled to demand payment by the corporation of the fair market value of their shares. BioProgress Technology International has not opted out of this law.

Takeovers of public companies incorporated in England and Wales are regulated by the City Code on Takeovers and Mergers (the “City Code”), non-statutory rules unenforceable at law but administered by the Panel on Takeovers and Mergers, a body comprising representatives of certain City of London financial and professional institutions. BioProgress PLC will be subject to the City Code. One of the provisions of the City Code provides that

•	when any person acquires, whether by a series of transactions over a period of time or not, shares which (taken together with shares held or acquired by persons acting in concert with him) carry 30% or more of the voting rights of a public company; or

•	when any person who, together with persons acting in concert with him, holds not less than 30% but not more than 50% of the voting rights and such person, or any person acting in concert with him, acquires additional shares, then such person must generally make an offer for all of the voting or non-voting equity shares of the company for cash, or accompanied by a cash alternative, at not less than the highest price paid for the relevant shares during the 12 months preceding the date of the offer.

The Act also provides that where a takeover offer is made for the shares of a company incorporated in the UK and, within four months of the date of the offer the offeror has, by virtue of acceptances of the offer, acquired or contracted to acquire not less than nine-tenths in nominal value of the shares of any class to which the offer relates, the offeror may, within two months of reaching the nine-tenths level, by notice require shareholders who do not accept the offer to transfer their shares on the terms of the offer. A dissenting shareholder may apply to the court within six weeks of the date on which such notice was given objecting to the transfer or its proposed terms. The court is unlikely, in the absence of fraud or oppression to exercise its discretion to order that the acquisition not take effect, but it may specify such terms of the transfer as it finds appropriate. A minority shareholder is also entitled in these circumstances to require the offeror to acquire his shares on the terms of the offer.

Anti-Takeover Provisions

In addition to the provisions of Nevada law relating to “controlling interests” discussed above, Nevada law allows for the adoption of forms of takeover defenses. Although BioProgress Technology International has not adopted a shareholder rights plan or other takeover defenses the board of directors could adopt one if the need arose.

Under the City Code a company is generally prohibited from taking any action which could effectively result in a bona fide offer being frustrated (unless at the time shareholder approval is given in respect of such action) or in the shareholders being denied an opportunity to decide on its merits. The rule has effectively discouraged the adoption any U.S. style takeover defenses by English companies.

Disclosure of Interests

Acquirors of shares of BioProgress Technology International common stock are subject to disclosure requirements under Section 13(d) of the Exchange Act and Regulations 13D and 13G of the Exchange Act. These rules provide that any person who becomes the beneficial owner of more than 5% of the issued and outstanding shares of BioProgress Technology International’s common stock must file a Schedule 13D or Schedule 13G with the Commission disclosing certain specified information, and send a copy of the Schedule 13D or Schedule 13G to BioProgress Technology International and to any securities exchange on which the security is traded within 10 days after the acquisition. Additionally, officers and directors and beneficial owners of 10% or more common stock of BioProgress Technology International must make disclosures under Section 16(a) of the Exchange Act and the rules promulgated thereunder. After the reincorporation, the provisions of Section 13(d) of the Exchange Act will apply to the holders of BioProgress PLC ordinary shares but the provisions of 16(a) of the Exchange Act will cease to apply.

Section 198 of the Act provides that a person who acquires an interest or becomes aware that he has acquired an interest of 3%, or for certain types of interest, 10%, or more of any class of shares in a public company’s “relevant share capital” is obliged to notify that company of his interest within two days following the day on which the interest was acquired. Relevant share capital means a company’s issued share capital carrying rights to vote in all circumstances at general meetings of the company. Thereafter, notice must be given to the company of whole percentage figure increases or decreases, rounded down to the next whole number or which reduce such interest below 3% or 10%, as appropriate. The BioProgress PLC ordinary shares are “relevant share capital” for this purpose. Details of any person or group acting in concert (as defined by the City Code) who own or come to own three per cent. or more of BioProgress PLC’s ordinary shares and details of changes to such shareholding which increase or decrease the holding through any single percentage must be disseminated through a regulatory information service in compliance with the Alternative Investment Market Rules.

Under Section 212 of the Act, a public company may by notice in writing require a person whom the company knows or has reasonable cause to believe to be, or have been within the previous three years, interested in the company’s share capital to confirm that fact and to give particulars of that interest and any interest of any other person in the share capital.

When such a notice is served by a company on a person who is or was interested in shares of the company and that person fails to give the company any information required by the notice within the time specified in the notice, the company may apply to the court for an order directing that the shares in question be subject to restrictions prohibiting any transfer of those shares, the exercise of voting rights in respect of such shares, the issue of further shares in respect of such shares and, other than in a liquidation, payments, including dividends, in respect of such shares. Such restrictions may also void any agreement to transfer such shares. In addition, a person who fails to fulfill the obligations described above is subject to criminal penalties in the United Kingdom. Under the BioProgress PLC articles of association certain sanctions are imposed unless its board of directors decides otherwise.

Business Combination

Under Nevada law, the stockholders of a majority of the voting power must approve any plan of merger or share exchange unless a greater vote is required by the articles of incorporation or the board of directors or as may be necessary if class voting is required. The Nevada Business Combination Law (the “BCL”) provides, among other things, for restrictions on business “combinations” (as broadly defined in the BCL between a corporation and a person (individually or in association with others) who is deemed an “interested shareholder” because such person (i) has acquired 10% or more of the voting power of the corporation’s shares, or (ii) has certain affiliations or associations with the corporation and previously owned 10% or more of such voting shares. Such business combinations are prohibited for a three-year period specifically prescribed unless certain prior approvals by the corporation’s board of directors have been obtained. After expiration of the three-year period, such business combinations are still prohibited unless certain prior approvals by the corporation’s board of directors or disinterested shareholders have been obtained or certain fair value requirements are met.

There are no similar provisions under English law.

Class Voting

Under Nevada law, class voting is not required except in certain circumstances: (1) if an amendment to the articles of incorporation would alter or change any preferences or any relative or other right given to any class or series of outstanding shares, then the amendment must be approved by the vote, in addition to the affirmative vote otherwise required, of the holders of shares representing a majority of the voting power of each class or series affected by the amendment regardless of limitation or restrictions on the voting power thereof; or (2) if a plan of merger contains an amendment to the articles of incorporation that adversely change any preference or right of a class or series of outstanding shares then the merger must be approved by the vote, in addition to the affirmative vote otherwise required, of the holders of shares representing a majority of the voting power of each class or series affected by the amendment regardless of restrictions on the voting power thereof.

Under English law, the rights attached to any class of securities (unless otherwise provided by the terms of issue of that class) may only be varied with the written consent of the holders of three-fourths in nominal value of the issued shares of that class, or with the sanction of an extraordinary resolution passed at a separate meeting of the holders of shares of that class.

Dissenters’ Rights

Under Nevada law, a stockholder of a corporation is entitled to dissent from, and obtain payment of the fair value of his/her shares in the event of certain types of plans of merger where stockholder approval is required and the shareholder is entitled to vote on such merger. Any corporate action taken pursuant to a vote of stockholders to the extent that the articles of incorporation, bylaws or resolutions of the board provide that voting and non-voting stockholders are entitled to dissent and obtain payment for their shares.

Stockholders of a corporation participating in certain majority corporate transactions may, under varying circumstances, be entitled to receive cash equal to their fair value of the shares held by the stockholder, in lieu of the consideration such stockholder would otherwise receive in the transaction.

While English law does not generally provide for appraisal rights, if a shareholder applies to a court as described in the section entitled “Shareholder Votes on Certain Transactions” above, the court may specify such terms for the acquisition as it considers appropriate. English law provides stockholders with rights to dissent in respect of a reorganization of a company under section 110 of the Insolvency Act 1986. In addition, dissenters’ rights exist where an offeror who, pursuant to a takeover of a company, has acquired or contracted to acquire not less than nine-tenths in value of the shares to which the offer relates, seeks to compulsorily acquire outstanding minority shareholdings.

Dissolution

Under Nevada law the directors must recommend the dissolution of a corporation to the stockholders, The corporation shall notify each stockholder entitled to vote on the dissolution and the stockholders entitled to vote must approve the dissolution.

Under English law the directors have the power in the name and on behalf of the company to present a petition to the Court for the company to be wound-up. A company may be wound-up by the court on one or more of the specified grounds set out in section 122 of the Insolvency Act 1986 or if the company itself opts for winding up by special resolution. In addition, a company may voluntarily resolve by ordinary resolution to wind up the company. Under the Insolvency Act 1986, creditors have certain rights in respect of the winding up.

Interested Director Transactions

Under Nevada law no contract or transaction shall be void or voidable if such contract or transaction is between the corporation and one or more of its officers or directors, or between the corporation and any other corporation, partnership, association, or organization in which one or more of its directors or officers are directors or officers, or have a financial interest, if either the shareholders or the disinterested directors approve any such contract or transaction after full disclosure of the material facts, or absent the approval of the shareholders or of the disinterested board of directors, the contract or transaction is “fair” to the corporation.

Under English law the Act provides that where a director, in his personal capacity, is buying something from or selling something to the company, then the prior consent of the shareholders by ordinary resolution is necessary if the asset being bought or sold is of ‘requisite value’, and therefore amounts to a substantial property transaction for the purposes of the Act. If the asset in question is worth less than £2,000, it is not of requisite value and the transaction will not be a substantial property transaction. If the asset is worth more than £100,000, it will always be a substantial property transaction. If the asset being bought or sold is worth between £2,000 and £100,000 then it will qualify as being requisite value if it is worth more than 10 per cent. of a company’s net relevant assets (the net assets figure shown on the latest set of accounts). If a substantial property transaction takes place without the shareholders’ authority being obtained in advance, the contract is voidable by the company and the director who was party to the transaction and any other director who authorized the transaction become liable to indemnify the company for any loss it has suffered and to account to the company for any gain they have made.

If any director has an interest in any contract or transaction (whether directly or indirectly) with BioProgress PLC, BioProgress PLC’s articles of association provide that the director concerned must declare the nature of such interest to the directors at the board meeting at which such contract or transaction is to be approved or, in any other case, at the first board meeting after he knows that he is or has become so interested. Provided such disclosure has been made, and subject to the requirements of the Act concerning shareholder approval for substantial transactions involving directors referred to above, a director can be a party to a contract or transaction with BioProgress PLC. However, BioProgress PLC’s articles of association also provide that a director will not, save in certain cases set out in the articles of association, be permitted to vote in respect of any board resolution concerning any contract or arrangement in which he (or any person with whom he is connected) has a material interest nor shall such director be counted in the quorum at a board meeting concerning such a contract or arrangement.

Under the Alternative Investment Market Rules, details of any transaction between BioProgress PLC and a director (or any associate of the director (as defined in the Alternative Investment Market Rules) which exceeds a specified size must be publicly disseminated through a regulatory information service as soon as the terms of such transaction has been agreed.

Sale of Assets

The corporation may sell, lease or exchange all of its property and assets with the approval of the board and an affirmative vote of shareholders holding not less than a majority of the voting power.

In England, except in relation to shareholder approval required in respect of a substantial property transaction involving a director as referred to above and except as may be required pursuant to Alternative Investment Market Rules referred to below, a company may sell, lease or exchange its property and assets with the approval of the board. Under the Alternative Investment Market Rules, details of any transaction which exceeds certain specified size thresholds must be publicly disseminated through an regulatory information service as soon as the terms of the transaction have been agreed. Furthermore, under the Alternative Investment Market Rules any agreement which would effect a reverse takeover (broadly a transaction which exceeds 100 per cent. in any of the size tests set out in the Alternative Investment Market Rules or which results in a fundamental change in the company’s business, board or voting control) must be conditional on the consent of shareholders being given in general meeting and must be accompanied by the publication of an Alternative Investment Market admission document in respect of the proposed enlarged entity.

BUSINESS

History

In June 1991, U.S. Flywheel, Inc., a Californian company and a subsidiary of Sunbird Technologies, Inc., a Utah corporation (“Sunbird Technologies”) acquired three patents and a license relating to flywheel technology from Sunbird Technologies and its affiliates in exchange for common shares, par value $.001 per share, of U.S. Flywheel, Inc. “Common Stock”. These shares of Common Stock were subsequently distributed to the shareholders of Sunbird Technologies after registration with the U.S. Securities and Exchange Commission (“Commission”). U.S. Flywheel, Inc. subsequently transferred its flywheel technology to a partnership in exchange for a minority interest in the partnership. The partnership interest of U.S. Flywheel, Inc. was subsequently sold, after which U.S. Flywheel, Inc. began its search for a business in which to engage. In May 1996 U.S. Flywheel, Inc. sold all of its assets and liabilities to Famous Sam’s Group, Inc., a Nevada corporation incorporated in 1996, in exchange for shares in Famous Sam’s Group, Inc. which were distributed to the stockholders in U.S. Flywheel Inc. Famous Sam’s Group Inc. briefly was a restauranteur.

On November 17, 1997, Famous Sam’s Group Inc. entered into an agreement (the “Reorganization Agreement”) with BioProgress Technology, Inc., a Colorado corporation (“BioProgress Technology Colorado”). Pursuant to the Reorganization Agreement, Famous Sam’s Group Inc. acquired all of the outstanding capital stock of BioProgress Technology Colorado in exchange for 4,000,000 post-split shares of Common Stock, after giving effect to a reverse one for five stock split approved by the then majority shareholder of Famous Sam’s Group Inc. on October 21, 1997.

In conjunction with the execution and delivery of the Reorganization Agreement, Famous Sam’s Group Inc. entered into an agreement (the “BioProgress Technology Limited Option Agreement”) with certain of the shareholders of BioProgress Technology Limited, an entity incorporated in England and Wales. BioProgress Technology Colorado acquired approximately 62% of BioProgress Technology Limited on November 11, 1998, and the remaining approximately 38% of BioProgress Technology Limited on December 31, 1998, issuing an aggregate of 22,818,446 shares of Common Stock as the sole consideration for the acquisition. BioProgress Technology Limited is the company originally responsible for research and development of our product lines. In addition, in November 1997, BioProgress Technology International and BioProgress Technology Limited entered into an exclusive distribution agreement pursuant to which the BioProgress Technology International became the exclusive distributor in the United States and Canada of any products created by BioProgress Technology Limited. Currently, these products are XGel(TM) film system and XGel(TM) film. The exclusive distribution agreement terminates upon the later of 20 years from the first commercial sale of BioProgress Technology Limited’s products or the expiration of the last valid utilized patent.

In December 1997, Famous Sam’s Group Inc. changed its name to BioProgress Technology International, Inc.

On August 12, 1998, BioProgress Technology acquired D.H.A. Nutrition Limited, a company incorporated in England and Wales, as a wholly owned subsidiary in exchange solely for 400,000 shares of Common Stock. The agreement provided that the number of shares which BioProgress Technology issued in the acquisition of D.H.A. Nutrition Limited could be increased by an aggregate of 600,000 shares based upon cumulative gross revenue targets in respect of D.H.A. Nutrition Limited’s feed and food supply sales, but such targets were not met. The sole asset of D.H.A. Nutrition Limited on the date of acquisition was an agreement with Martek Biosciences Corporation, a U.S. corporation whose securities trade on the Nasdaq National Market System, which is currently inactive. However, we gained direct access to several leading retailers in the United Kingdom by acquiring D.H.A. Nutrition Limited, which, we believe, will offer the potential to expand the customer base for a proposed line of vegetarian soft-capsule dietary supplements by BioProgress Technology Limited.

On February 15, 1999, BioProgress Technology acquired from TruTona International, Inc., a privately-held Atlanta-based corporation (“TruTona”), patents, licenses and trademarks relating to a broad range of products, including an award winning range of flushable and biodegradable disposable products designed by TruTona. BioProgress Technology paid the sellers of TruTona $1,500,000 in the acquisition, half in the form of 1,875,000 shares of Common Stock and half in cash.

On April 5, 1999, BioProgress Technology entered into a license with EcoProgress Canada Holdings, a Canadian company with securities traded on the Vancouver Stock Exchange. The license was granted for the sum of $1,500,000, and gives EcoProgress the exclusive right to manufacture, sell and distribute anywhere in the world a line of flushable and biodegradable disposable products employing certain intellectual property that we acquired from TruTona. The transaction also included the sale to EcoProgress of certain assets acquired from TruTona, including trademarks and certain products. EcoProgress paid $380,000 cash at closing and the remaining $1,120,000 was paid through the issuance of 1,066,667 shares of registered common stock in EcoProgress (which BioProgress Technology has subsequently sold).

On July 6, 2001 we announced the completion of the acquisition of ProDesign Technology Limited. ProDesign Technology Limited is a specialist design house skilled in the use of Pro-E computer aided design techniques. After the acquisition this team completed its third party design work and now works exclusively on our product research and development. During the fourth quarter of 2002, we determined that the goodwill on this acquisition had been impaired due to technological developments and as such the goodwill was written down to zero.

On August 27, 2002 BioProgress Technology International announced that it had executed an amendment to the license agreement held by EcoProgress. BioProgress Technology International waived all outstanding royalties due to it from EcoProgress and agreed to waive all future royalties that would accrue in respect of sales of all products produced by EcoProgress under the terms of the Exclusive License Agreement. In addition, BioProgress Technology International and EcoProgress agreed to a mutual release of all obligations under the Research and Development Agreement between the parties. In consideration for an agreement to amend the exclusive License Agreement, EcoProgress has irrevocably waived any and all rights it may have or may have had to participate in the ownership and commercialization of BioProgress Technology International’s technology as employed in ostomy products. BioProgress Technology International will pay EcoProgress a royalty of 5% of all proceeds it receives on any account from its ostomy products to a maximum cumulative amount of US $1,000,000.

BioProgress Technology International purchased 5,843,750 shares of common stock, representing approximately 46.6% of the outstanding equity of The Healthy Forum during April 2000 and April 2001. The Healthy Forum is designing a range of food products, dietary supplements and mineral beverages, and promoting selected supplemental products not necessarily designed by The Healthy Forum, to be marketed under the Health Matters(TM) brand and targeted at the well-being segment of the mass food and beverage market. BioProgress Technology International has now agreed to grant The Healthy Forum an exclusive license to employ a version of the XGel(TM) film system Septum(TM) technology to produce some of The Healthy Forum’s unique formulations.

Overview of Our Business

BioProgress Technology is engaged in the research, development, marketing, sales and distribution of products that use water soluble and biodegradable films for the dietary supplement, pharmaceutical, recreational and cosmetic industries and other applications. BioProgress Technology also develops flushable and biodegradable products for the medical industry. BioProgress Technology operates through three wholly owned subsidiaries, BioProgress Technology, Inc., BioProgress Technology Limited (UK) and ProDesign Technology Limited (UK) and (collectively with BioProgress Technology International, “we,” “our” or the “Company”). BioProgress Technology also own a significant minority interest in The Healthy Forum Limited. Our principal research and development operations are in England.

Our primary focus is on the development and commercialization of our unique and proprietary process, the XGel(TM) film system (“XGel(TM)”), which comprises the equipment used to encapsulate ingredients in our XGel(TM) film. The first commercial version of the XGel(TM) film system, known as Swallow(TM), is used to produce soft capsules that are free from gelatin and other animal by-products. Soft capsules are commonly recognized as products that contain a wide variety of liquid fillings in ingestible form, such as vitamin, herbal and mineral supplements and as oral delivery systems for drugs. We have also developed a non-ingestible form, known as NIM(TM) for applications such as paintballs and toiletries (such as bath and aromatherapy oils). Three additional versions of the XGel(TM) film system are in development and available in prototype form. The first additional version, known as TabletWrap(TM), aims to replace coating processes employed in the production of tablets. The second additional version, known as NRobe(TM), aims to encapsulate powders in a continuous process thereby eliminating the need for two piece hard shell capsules. The third additional version, known as Septum(TM), enables the encapsulation of two non-compatible active ingredients in the same capsule separated by a membrane of XGel(TM) film. Collectively, the five versions of the XGel(TM) film system aim to provide a cost effective and animal-free encapsulation process for liquids, tablets and powders, thereby addressing the needs of the entire existing market for oral dosage forms while providing novel delivery mechanisms which we believe are not possible with traditional processes.

We believe there is an increasing demand for our non-gelatin capsules. Gelatin is a protein which is predominantly derived from animal renderings. A number of industry and consumer trends are driving the need to replace gelatin as an encapsulation material. Among them are:

•	Health and safety concerns,

•	Religious, ethnic and moral beliefs,

•	Efficacy of the material and process, and

•	New product development.

Our current business model envisions the following elements:

•	Sell licenses to use our intellectual property vested in the XGel(TM) film systems,

•	Sell XGel(TM) film systems,

•	Sell XGel(TM) film for use with XGel(TM) film systems,

•	Offer research and development services to assist licensees to gain maximum benefit from the license and,

•	Offer research and development services to customers seeking new product innovations involving XGel film or film systems.

We anticipate that the resultant business model will benefit our business in the following ways:

•	Licensing will eliminate the requirement for us to make a large capital investment to establish Company-owned Good Manufacturing Practices (Good Manufacturing Practice facilities are required by the Food and Drug Administration for companies to produce end products, prescription drugs or over the counter drug products for consumers), Licensing will eliminate the need for us to recruit skilled personnel to staff Good Manufacturing Practice facilities,

•	Licensing could facilitate the rapid introduction of the XGel(TM) film system on a global basis by a large group of companies who already have in place the infrastructure and resources to produce and deliver products to consumers,

•	The ability for a rapid rollout could reduce the risk of a competitive response by industry peers,

•	Licensing the manufacture of our technologies and focusing on research and development will potentially allow us to employ our innovative technological and engineering skills to maximum advantage, and

•	Licensing the manufacture of our technologies will potentially enable us to maintain a low cost base.

During 2001, we took several major steps toward commercializing the XGel(TM) film system. We demonstrated the first ingestible product version of the XGel(TM) film system, named “Swallow(TM)”, through batch trials of a wide range of XGel(TM) films and active ingredients. We designed Swallow(TM), which is the subject of various patent applications, and we had a system manufactured by specialist sub-contractors. Having the ability to demonstrate Swallow(TM) in operation to potential customers has generated interest from more than 40 international corporations interested in potentially purchasing licenses and the XGel(TM) film system.

On June 4, 2001, we opened our purpose built research and development facility at Hostmoor, in March, Cambridgeshire, England. The 27,000 square feet facility houses special cubicles, termed “pods”, in which development work can be conducted in isolation, thereby enabling us to progress development work simultaneously with several customers, and on our own account, while maintaining strict confidentiality.

Also, during June 2001, we commenced user trials of our flushable and biodegradable ostomy pouch. An ostomy pouch is a bag used to collect human waste for individuals who have lost the use of all or part of their digestive system. We believe that initial feedback from users is extremely encouraging. As a result of the feedback received during Q3 of 2001, we produced a large batch of ostomy pouches in order to expand the number of trials with a view to collecting sufficient data to determine the efficacy of the current design. Following receipt and study of the data collected from trials during Q4 of 2001, we determined that our ostomy pouch appeared to have commercial potential.

During July, 2001 we demonstrated laboratory produced samples to potential customers for our NRobe(TM) and Septum(TM) technologies currently under development. NRobe(TM) and Septum(TM) technologies are the subject of filed patent applications.

On July 10, 2001 we completed four agreements with a Spanish pharmaceutical company, Farmasierra, S.L., for: the sale of a full scale XGel(TM) film system; the grant of a non-exclusive license to use our patents in respect of the XGel(TM) technology; the future supply of additional XGel(TM) film systems; and, the future supply of XGel(TM) film for use with the XGel(TM) film systems. In January 2003 we entered into an agreement with Farmasierra for the purchase of both a smaller scale pilot version and a full scale version of additional XGel(TM) film system by them. Farmasierra has agreed to lend us $1,000,000, the funds needed to construct these systems. Each month an amount equal to our direct cost to produce these machines plus 15% will be deemed repaid on this loan. If our direct costs plus 15% are less than $1,000,000 we will have to repay the balance of the loan in cash one year and two days after our auditors sign the audit report of our financial statements for fiscal year 2002. We may at our option prepay the loan in cash. The loan does not accrue any interest but is secured by certain of our intellectual property relating to NRobe(TM) . We also granted Farmasierra an option to acquire up to 1,000,000 of our ordinary shares at $0.50 per share exercisable on or before December 31, 2004. We are also continuing discussions to develop and expand our business together.

On November 28, 2001, we announced that we had reached a commercial agreement with The Boots Company plc (LSE: BOOT) (“Boots”) whereby Boots would use our XGel(TM) film system to produce samples for consumer trials of an innovative oral dosage form. On April 2, 2002 we announced the execution of stage three of our first Product Development Agreement with Boots following successful consumer acceptability trials of the newly developed products. The Product Development Agreement was first executed in October 2000 and proceeded to stage two during November 2001. The aim of the Product Development Agreement is to develop a range of innovative new consumer products utilizing our unique XGel(TM) film system encapsulation technology. For commercial reasons the specific products and categories are confidential.

On December 6, 2001 we announced that engineering tests conducted by Peter Black Healthcare Limited on its XGel(TM) film system under order had proved successful and that stability trials of capsules produced on the system had commenced. We announced that the XGel(TM) film system had successfully produced 10 minim size capsules at a rate of 80,000 per hour. On March 26, 2002 we announced that Peter Black Healthcare Limited had accepted the XGel(TM) film system under contract. Further, such acceptance triggered a contract for a second system. In addition, we announced that Peter Black Healthcare Limited had executed an option to acquire 5 NRobe(TM) versions of the XGel(TM) film system. Subsequent to this announcement, Peter Black Healthcare increased to 10 the number of NRobe(TM) XGel(TM) film systems under option.

On March 28, 2002 following eighteen months of development work and evaluation studies, we entered into an agreement with Worldwide Consumer Medicines, a division of Bristol-Myers Squibb Company, in respect of a novel application of the XGel(TM) film system. For commercial reasons the specific products and categories are confidential.

On August 27, 2002 we entered into a patent license agreement with Convatec, a division of Bristol-Myers Squibb Company, in respect of our ostomy products.

Description of Products

Our primary focus is to commercialize our XGel(TM) film system.

XGel(TM) Film System

The gelatin capsule market is divided into two sectors: “hard” or “soft,” according to the nature of the capsule shell. We have developed and commercialized a version of the XGel(TM) film system for the manufacture of soft capsules. Soft capsules are formed and filled simultaneously and predominantly carry liquid fills which enables their use in a far wider variety of products than hard capsules, including pharmaceutical, vitamin, herbal and mineral, toiletries and paintballs.

The soft capsule consists of shell and contents. The shell is a means of transporting the contents from the manufacturer to the consumer. Some soft capsule manufacturers produce the contents as well as the shell and sell the finished product under their own brand or for use in private label brands. Other manufacturers simply act as sub-contract or “toll” suppliers to the proprietors of main brands.

Over the past several years, we have increased our knowledge base of natural and water-soluble materials and the means of processing them to form soft capsules, to enrobe, or coat, tablets and to produce and encapsulate powder forms. Initially, one base material and one means of processing were developed to serve the needs of the market. From our own research and from discussions with actual and potential customers, we have developed an extensive library of XGel(TM) films and five specific constructions of the XGel(TM) film system designed to maximize the efficacy of the production process. The five current versions of the XGel(TM) film system are:

•	NIM(TM): For production of soft capsules for non-ingestible applications.

•	Swallow(TM): For production of liquid filled ingestible capsules.

•	NRobe(TM): For production of lightly compacted coated tablets.

•	TabletWrap(TM): For replacing the coating processes employed in the production of tablets.

•	Septum(TM): For the encapsulation of two non-compatible active ingredients in the same capsule separated by a membrane of XGel(TM) film

We believe that our XGel(TM) film system has significant advantages over traditional gelatin-based soft capsule production machinery. The pharmaceutical industry, for example, currently uses three types of gelatin-based dosage forms: gelatin soft capsules for liquids, coated tablets and two-piece hard gelatin capsules for powders. Two of these processes exist because the soft capsule process is essentially wet, and therefore not suitable for use with powders. With the development of a powder fill version of the XGel(TM) film system, pharmaceutical companies would be able to employ just the one process to deliver both liquid and powder products. Further, our Septum(TM) technology enables both liquids and powders to be combined in a single capsule and to be released at different times and or sites in the digestive system.

XGel(TM) Film System—Non-Ingestible Products: XGel(TM) film, the raw material used in the process, is made from a water-soluble and biodegradable polymer, which is naturally resistant to oils. This version of XGel(TM) film exhibits good elasticity and forms a very strong bond when sealed during the encapsulation process. The first products to be produced using the XGel(TM) film system comprise a range of moisturizing bath oils. There are four different soft capsules in the range, each containing a different fragrance designed to deliver a relaxing, refreshing or invigorating ambience to the bathroom. We are also developing paintballs for recreational use using the XGel(TM) film system.

XGel(TM) Film System—Ingestible Products: the XGel(TM) film also can be made from drug regulatory body-approved natural and sustainable ingredients, and are, therefore, ingestible. These materials are processed to form XGel(TM) films. Using proprietary techniques, XGel(TM) films may be formulated and/or coated to produce an encapsulation medium with broad ranging characteristics that facilitate the oral delivery of oils, pastes and powders by time or at site within the human body. XGel(TM) films are processed using the XGel(TM) film system. We have developed a comprehensive range of films suitable for vitamin, herbal and mineral supplements as well as pharmaceutical products.

Gelatin is a protein which is predominantly derived from animal renderings. For many years, gelatin has proven to be an acceptable and cost-effective encapsulation medium for soft capsules. However, a number of industry and consumer trends are driving the need to replace gelatin as an encapsulation material. Among them are:

•	Health and safety concerns—The outbreak of “mad cow” disease has caused worldwide concern over animal products, particularly in Europe.

•	Religious, ethnic and moral beliefs—Many groups, because of belief or culture, refuse to consume gelatin derived from cows or pigs, or in some cases, from any animal source.

•	Efficacy of the material and process—use of the XGel(TM) film system and XGel(TM) film has lower raw material costs, requires reduced capital investment and manpower, includes a multi-task encapsulating head, enables improved speed of processing and reduced drying time as compared to current gelatin encapsulation technology.

Following the outbreak in Europe of Bovine Spongiform Encephalopathy (“BSE”), commonly known as “mad cow” disease, all animal-derived food and by-products have come under the scrutiny of the scientific community and legislators for fear that BSE may have entered the human food chain. The reason for concern is that BSE may be linked to Creutzfeldt Jakob Disease (“CJD”), which is fatal to humans. Since the first recorded deaths in 1995, about 100 people have succumbed to CJD, the vast majority in the United Kingdom, where 15 died in 1999 and 27 died in 2000, according to the U.K. Department of Health. A further six cases in living persons were subsequently identified. During 2000, cases of BSE were recorded in France, Germany, Poland and Spain, and during 2001 the first case of BSE was recorded in Japan. Australia and New Zealand have refused imports of bovine-derived materials and by-products.

The XGel(TM) film system not only provides consumers with the choice of an animal-free soft capsule, but we believe its unique and novel design may deliver significant advantages in the manufacturing process when compared to traditional encapsulation processes, many of which may lead to a cheaper cost for the encapsulation process overall. These advantages are:

•	Reduced Capital Investment and Manpower: The nature of XGel(TM) film eliminates the need for mixing containers and vats currently used to prepare gelatin for the encapsulation machine. In addition, expensive machinery is needed to maintain the viscosity of gelatin during its transportation to the encapsulation machine. We believe these resultant savings more than offset the somewhat higher raw material cost for XGel(TM) film over gelatin powder. We believe that the net resultant savings to our customers by switching from gelatin based systems are potentially significant.

•	Multi-Task Engine: A modular design of the filling, sealing, and cutting head, the “engine”, makes it possible to produce capsules having a range of shapes and sizes on the same XGel(TM) film system without a lengthy changeover procedure. Traditional machinery using gelatin cannot deliver this flexibility.

•	Improved Speed of Processing: To achieve the correct viscosity for processing, gelatin requires wide changes in temperature prior to its being fed to the encapsulation machine. The time taken to achieve this change in temperature is one of the controlling factors that determine the speed at which the encapsulation machine can produce products. XGel(TM) film requires no such temperature variation, and its use can potentially increase processing speeds significantly to a level dependent upon the rate of injection of the material to be encapsulated.

•	Reduced Drying Time: Gelatin soft capsules require up to 48 hours in which to dry after being made. This lengthy process requires a substantial resource in terms of material handling equipment and storage facilities. XGel(TM) soft capsules require less than one hour to dry.

We believe our XGel(TM) film system to be a potentially revolutionary development within the encapsulation industry.

Flushable and Biodegradable Products

Although XGel(TM) is our primary focus, we also hold two patents for ostomy products. We believe that our flushable and biodegradable colostomy pouch offers colostomists a safe, hygienic and convenient product, which equals or exceeds the in-use performance of existing products. We commenced user trials of our colostomy pouch during the third quarter of 2001. We believe that initial feedback from users is extremely encouraging. As a result of the feedback received during Q3 of 2001, we produced a large batch of ostomy pouches in order to expand the number of trials with a view toward collecting sufficient data to determine the efficacy of the current design. In 2002, we have executed an exclusive worldwide license which includes minimum royalty payments for each of the first two years for one version of our ostomy pouch to Convatec. Commercialization of this product will be handled solely by this licensee and we are not obligated to contribute to the cost of commercializing the product.

Clients

XGel(TM) Film System

In fiscal 2000, our top three customers accounted for 96% of total revenues, with Proctor and Gamble accounting for 67.5% of total revenues and the remaining 28.5% attributable to Boots and EcoProgress. In fiscal 2001, our top five customers accounted for 93% of total revenues, with Proctor and Gamble accounting for 43% and the four other customers (Boots, EcoProgress, Peter Black and VAX) contributed the remaining 50%. In fiscal 2002, our top three customers accounted for approximately 78% of our total revenues with EcoProgress, Boots and Peter Black accounting for approximately 56%, 11% and 11%, respectively. All revenue from EcoProgress related to the release of deferred revenue under research and development contracts. We have renegotiated our agreements with EcoProgress and will not recognize any further revenue under these research and development contracts. Excluding the EcoProgress deferred revenue that was released, Boots, Peter Black, Convatec and Bristol-Myers would have accounted for approximately 25%, 25%, 17% and 15% of total revenues. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

Our contract with the Proctor & Gamble Company has been completed and we have not entered into a new agreement with them.

Historically, revenues have been derived predominantly from development fees with the customers set forth under “—Research and Development.” We have begun to recognize some revenues from machine sales of the XGel(TM). On July 24, 2000, we entered into several agreements with Peter Black Healthcare Limited (“Peter Black”), the United Kingdom’s leading supplier of private label vitamin, mineral and herbal supplements, as follows:

•	Under an agreement for the supply of a prototype machine, we have agreed to sell to Peter Black a form fill and seal encapsulation machine and have agreed to provide services as necessary to upgrade such machine according to certain specifications. Peter Black has agreed to pay $1,000,000 for a machine and services in four equal installments, $500,000 of which has been paid to date, with the two remaining installments tied to acceptance of the machine, its delivery and first commercial use of products manufactured by the machine.

•	Under a film supply agreement, we have agreed to sell to Peter Black ingestible films compatible with the form fill and seal machine described above within certain specifications. This agreement terminates upon the termination of the patent license agreement, described below.

•	Under a machine supply agreement, we have agreed to supply form fill and seal machines subject to certain specifications to Peter Black. Peter Black has agreed to pay us for such machines based upon the number of machines ordered by Peter Black in decreasing prices per machine as the number of machines ordered increases. The machine supply agreement terminates upon termination of the patent license agreement, described below.

•	Under a patent license agreement, we have granted Peter Black an exclusive license to manufacture, sell or otherwise deal in dietary supplements and non-prescription medicines using XGel(TM) film compatible with the machine and manufactured under the license, in the United Kingdom and the Republic of Ireland, and a non-exclusive license to the same elsewhere in the European Union and Switzerland, with provision for this to be extended to the rest of the world with our written consent. We have agreed to use reasonable efforts to cause Peter Black to be the contract manufacturer outside of the United Kingdom and the Republic of Ireland to any third party who expresses an interest in dietary supplements and non-prescription medicines using XGel(TM) film systems. Peter Black may sublicense its rights under the license. Peter Black has agreed to pay a fee for such license based upon the number of form fill and seal machines ordered by Peter Black, payable annually in decreasing increments. The patent license agreement shall terminate on the later of the expiration of the last of the licensed patents in the United Kingdom and the Republic of Ireland, being 2022, and ten years from the date products manufactured by the form fill and seal machines are first put on the market anywhere in the European Union.

We are capable of working with potential customers around the world, although historically our customers have been in the U.S. and the UK.

Flushable and Biodegradable Products

We are not currently pursuing additional clients, other than our one licensee, for our ostomy pouch since we are not focusing our sales, marketing or creative efforts on these products. Our licensee is our sole customer for the product and royalties under the license constitute all potential revenues for this product.

We are capable of working with potential customers around the world, although historically our customers have been in North America and the UK.

Sales and Marketing

XGel(TM) Film System

Our marketing and sales strategy is focused on providing engineering processes and proprietary materials to enable cost efficient, flexible and high capacity novel dosage forms to manufacturers of pharmaceuticals, vitamins herbs and minerals, and fast moving consumer goods. In addition, we anticipate that new markets for our products will be developed as future versions of our XGel(TM) film system are proven. We only use our website and a corporate brochure to market and develop our products.

Flushable and Biodegradable Products

The marketing and sales strategy for our ostomy pouch is to market through our sole licensee, and receive royalties on sales made by such licensees.

Industry Background

XGel(TM) Film System

We have targeted our XGel(TM) film system technology primarily at the global encapsulation and delivery markets for pharmaceutical, vitamins, herbs, minerals and over the counter medicine products. In addition, a variation of the XGel(TM) film system is capable of producing novel delivery solutions for a wide range of fast moving consumer goods, such as laundry products and cosmetics. Our immediate customer target is the manufacturer of such products.

Based upon informal surveys conducted in 1997 within the industry, we believe that the U.S. retail market for vitamins and supplements was in excess of at least $10 billion at that time. The market for vitamins, minerals and dietary supplements in the United Kingdom was approximately £348 million in 1999 according to Information Resources Inc. The market for household products other than cosmetics is currently less developed, but we believe it has enormous potential and we have various novel applications under development. The market for cosmetic applications is more mature, but smaller, than the other markets.

We believe that the market for vitamins and other nutritional supplements is likely to continue to grow as the world’s demographics continue to shift towards a more senior-aged population, which has a greater tendency to use vitamins on a regular basis. According to the U.S. Census, the segment of the U.S. population aged 45 and above will continue to grow, increasing 42% by the year 2030. We believe that as consumers grow older, chronic health problems will become more of a concern. Most significant among these are cancer, lack of energy, cardiovascular problems, joint pain and high cholesterol. We believe that more senior-aged consumers will seek alternative treatments for these health problems, as well as invest in preventative measures. Likewise, we believe that the pharmaceutical and over the counter medicinal sectors will continue to grow for the same reasons as the vitamin supplement market.

Upon entering the capsule market, we believe that our XGel(TM) film system gelatin-free soft capsule will be extremely attractive to vegetarians and certain ethnic and religious groups, such as Muslims, Hindus, Jews and Seventh Day Adventists. These groups represent large potential markets. For example, based on population estimates of predominantly Muslim countries, the Muslim population now stands globally at approximately 935 million.

Certain formulations of XGel(TM) film are likely to enable its use as a drug delivery system. We have executed agreements with several global corporations engaged in the marketing of oral dose forms. In addition we continue discussions with several leading pharmaceutical companies regarding the sale of XGel(TM) film system licenses. It is too early in our development to comment in more detail on the possibilities within this market sector and no assurances can be made that any such discussions will result in additional formal agreements with any of such pharmaceutical companies.

Flushable and Biodegradable Products

Based on information provided by our licensee, currently we estimate the size of the ostomy market to be approximately $1 billion. Within this market, to our knowledge, our ostomy pouch is the only flushable and biodegradable product.

Competition

In each of our markets, we face significant competition from other companies that are better capitalized, have greater name recognition, have more background and experience in the industry, have greater financial, technical, marketing and other resources, and have better facilities.

XGel(TM) Film System

The gelatin soft capsule market is currently dominated by two companies, namely R.P. Scherer Inc., a subsidiary of Cardinal Healthcare Inc., and Banner Pharmacaps Inc., a subsidiary of Sobel NV. The softgel machines have been manufactured primarily by R.P. Scherer, Pharmagel and others from South Korea (because of their lower cost). Companies such as Pharmagel are recognized as being providers of high speed and high quality machines. Any or all of these companies may be developing alternative processes to compete with the XGel(TM) film system. We are aware of two competitors that have made attempts to modify traditional soft capsule machines and materials in order to produce animal-free or non-gelatin soft capsules, one of which has successfully launched a starch based product.

Flushable and Biodegradable Products

The market for ostomy pouches is dominated by a small number of large producers, none of which to our knowledge produce a flushable and biodegradable ostomy pouch.

Distribution Methods

XGel(TM) Film System

Soft capsules reach consumers via a multitude of distribution channels. In the United States, dietary supplements and pharmaceuticals are sold through traditional over-the-counter outlets, as well as “in-store” locations at large food retailers. In general terms, the sales and distribution channels that we plan to use will be through licensed manufacturers, are mature and can be easily identified.

Flushable and Biodegradable Products

Our ostomy pouch will be manufactured and distributed through our exclusive licensee, Convatec. We will receive a royalty based on total sales of the product per annum.

Suppliers

XGel(TM) Film System

We contract the production of XGel(TM) film with four suppliers. We do not have written agreements with these suppliers to secure any quantity of film. It would take a significant period of time to qualify a new supplier to start production of XGel(TM) film. We believe that there are currently only a limited number of suppliers capable of producing our XGel(TM) film. We attempt to manage this risk by spreading our requirements over these four suppliers. We contract with several equipment manufacturers to construct the XGel(TM) film system. We believe that there is currently a large number of manufacturers capable of constructing XGel(TM) film systems to our specifications.

Intellectual Property Rights

We value highly our intellectual property and precautions have been, and will be taken to ensure its security. No discussions have, or will be held with third parties without the protection of a confidential disclosure agreement. Our future sales revenues are heavily dependent upon our procuring and maintaining broad protection of our intellectual property. There can be no guarantee that complete protection will be afforded to any or all of our processes and materials.

We hold 15 patents and have applications in progress for an additional 27 patents.

XGel(TM) Film System

Application has been made to have our trademark XGel(TM) , NRobe(TM) and Septum(TM) registered, and we intend to make an application for TabletWrap(TM), in the major markets in which we intend to operate. The technology used in XGel(TM) film systems is the subject of 13 patents and 27 international patent applications. Furthermore, we are in the process of preparing four additional patent applications relating to its XGel(TM) film system process and the soft capsules produced thereon.

We have licensed our XGel(TM) film system processes to several customers, as discussed above.

Flushable and Biodegradable Products

We hold two patents in respect of flushable and biodegradable colostomy pouches. As described above we have entered into an exclusive license agreement for these patents with a global device manufacturer.

Research and Development

XGel(TM) Film System

We are committed to a research and development program intended to produce new products for licensees and new variations of, and improvements to, the XGel(TM) film system. We seek to explore the use of alternative materials and formulations and to test their suitability to form capsules suitable for ingestion and drug delivery by time and at site. In parallel with the formulation work, we aim to expand the processing abilities of the XGel(TM) film system. We spent $87,994 in 2002 as compared to $1,225,299 in 2001 and $523,085 in 2000 on research and development. The reason for the decrease in 2002 is a reduction of expenditure in order to conserve cash resources following the review and prioritization of projects which was begun in 2001. During 2002 and 2001, we have expensed as operating costs most continuing research and development expenditures not funded by customers, and intend to report as cost of revenues only those expenses directly related to inventory of equipment and sale thereof. In general, the cost of research and development undertaken is not borne by our customers. Research and development under certain product development agreements with Boots, as discussed below, where specifically so stated, is borne by the licensees and/or manufacturers who are our customers. Historically, Boots has been the only customer to bear any material research and development expense. There can be no guarantee that our research and development work will produce products that are saleable to our targeted customers.

During February 2000, we executed an Exclusive Evaluation Agreement with Proctor and Gamble in respect of a specific application of the XGel(TM) film system. The Exclusive Evaluation Agreement provided for ourselves and this customer to work together to develop a novel delivery system for a new mass market consumer product. During October 2000, we announced that the Exclusive Evaluation Agreement executed earlier that year had been completed and a new Joint Development Agreement was effective. Fees paid during 2000 under this agreement represented 67.5% of our revenue in 2000. We completed work on the Joint Development Agreement during August, 2001.

On March 7, 2000, we announced an agreement with JT USA, LP (“JT USA”) and Dye Precision, Inc., whereby we will develop a unique range of paintballs using XGel(TM) film system technology for exclusive worldwide distribution by JT USA for six years, subject to certain minimum orders. The term of the agreement was six months but the agreement was extended by mutual oral agreement and we received fees of $45,000 to date, with additional monthly payments of $5,000 to be made to us during the term, in addition to payments for orders placed by JT USA.

On October 20, 2000, BioProgress Technology Limited executed an exclusive agreement with Boots in respect of an application of its XGel(TM) film system encapsulation technology. Although Boots is funding research on this technology, BioProgress Technology International will retain any intellectual property created from this funded research. On July 9, 2001, we extended our product development agreement with Boots and negotiated ongoing commercial terms to enable new product concepts to enter consumer trials. The Product Development Agreement was executed in October 2000 to develop a range of innovative new consumer products utilizing our unique XGel(TM) film system encapsulation technology. For commercial reasons, the specific products and categories are confidential. On April 2, 2001 we announced that Boots had executed stage three of the product development agreement which, in line with our business model, includes a technology licensing agreement, the design and supply of production machines and the on-going supply of the proprietary film materials necessary to manufacture the new products.

Flushable and Biodegradable Products

We are not currently conducting any further research and development on our ostomy product, however if we observe other opportunities in this market we may decide to participate.

Government Regulation

Research and development activities and the manufacturing and marketing of products using our ingestible XGel(TM) film system technology are subject to the laws, regulations, guidelines and, in some cases, regulatory approvals of governmental authorities in the United States and other countries in which the products will be marketed. Specifically, in the United States, the Food and Drug Administration (“FDA”), among other areas, regulates new drug product approvals to establish the safety and efficacy of these products. FDA also regulates the formulation, manufacture and labeling of foods, dietary supplements and over the counter drugs. FDA regulations require companies to meet relevant Good Manufacturing Practice regulations for the preparation, packing and storage of foods and over the counter drugs. Good Manufacturing Practices for dietary supplements have yet to be promulgated but are expected to be proposed. Governments in other countries have similar requirements for testing and marketing of drug products, foods and dietary supplements. Although we are not directly regulated, we make efforts to cause our products to comply with regulations in the various jurisdictions in which our customers are located so that our customers can apply for regulatory approval to use XGel(TM) film systems in their products.

In the United States, the processing, formulation, packaging, labeling and advertising of the ingestible products used in conjunction with our technologies are subject to regulation by one or more federal agencies, including the FDA, by the Federal Trade Commission (“FTC”), the Consumer Product Safety Commission, the U.S. Department of Agriculture and the U.S. Environmental Protection Agency. These activities are also regulated by various agencies of the states, localities, and countries in which ingestible products are sold. We are not currently nor do we expect to be required to obtain regulatory approval from either the FDA nor the FTC for our XGel(TM) film or XGel(TM) film systems although our customers may require approval to use them in their products.

U.S. Regulatory Process

The duration of the governmental approval process for marketing new pharmaceutical substances, from the commencement of pre-clinical testing to the receipt of a governmental final letter of approval for marketing a new substance, varies with the nature of the product and with the country in which such approval is sought. For entirely new drugs, the approval process could take eight to ten years or more; however, for reformulations of existing drugs (such as to integrate XGel(TM) film), the process is typically shorter. In either case, the procedures required to obtain governmental approval to market new drug products are costly and time-consuming, requiring rigorous testing of the new drug product. There can be no assurance that even after such time and expenditures, regulatory approval will be obtained by our customers for any products that are developed by other companies using our ingestible XGel(TM) film system technology. While we are actively seeking development partners, there are currently no ongoing clinical trials of new drugs using our ingestible XGel(TM) film system technology.

The steps required before a new human pharmaceutical product can be marketed or shipped commercially in the United States are cumbersome and time-consuming.

The facilities of each company involved in the manufacturing, processing, testing, control and labeling must be registered with and approved by the FDA. Continued registration requires compliance with Good Manufacturing Practice regulations. The FDA conducts periodic establishment inspections to confirm continued compliance with its regulations.

We and/or our subcontractors are also subject to various federal, state and local laws, regulations and recommendations relating to such matters as laboratory and manufacturing practices and the use, handling and disposal of hazardous or potentially hazardous substances used in connection with research and development work. Although we believe we are in compliance with these laws and regulations in all material respects, there can be no assurance that we or our subcontractors will not be required to incur significant costs to comply with environmental and other laws or regulations in the future.

The 1994 Dietary Supplement Health and Education Act revised the provisions of the Federal Food, Drug and Cosmetic Act concerning the composition and labeling of dietary supplements. The legislation creates a new statutory class of “dietary supplements.” This new class includes vitamins, minerals, herbs, amino acids and other dietary substances for human use to supplement the diet, and the legislation grandfathers, with some limitations, dietary ingredients that were on the market before October 15, 1994. A dietary supplement that contains a dietary ingredient that was not on the market before October 15, 1994 will require evidence of a history of use or other evidence of safety establishing that it is reasonably expected to be safe. Manufacturers of dietary supplements that make specified types of statements on dietary supplements, including some product performance claims, must have substantiation that the statements are truthful and not misleading. Our ingestible XGel(TM) film system technology is being used (or is in development for use) in formulating dietary supplements.

The adoption of new regulations in the United States or in any of our international markets, or changes in the interpretation of existing regulations, could have a material adverse effect on the business of our customers. In some markets, including the United States, claims made with respect to dietary supplements may change the regulatory status of the products. In the United States, for example, it is possible that the FDA could take the position that claims made for some of the dietary supplements incorporating our ingestible XGel(TM) film system technology places those products within the scope of an FDA over the counter drug monograph. Over the counter monographs prescribe permissible ingredients and appropriate labeling language, and require the marketer or supplier of the products to register and file annual drug listing information with the FDA. In the event that the FDA asserted that product claims for other products caused them to fall within the scope of over the counter monographs, we would be required either to comply with the applicable monographs or to change the claims made in connection with the products. We cannot be sure that we could do so effectively, or that any changes would not adversely affect sales and marketing of an affected product.

There can be no assurance that the FDA will accept the evidence of safety for any new dietary ingredient that we or our customers may decide to use, and the FDA’s refusal to accept such evidence could result in FDA requiring costly safety testing. Also, while the 1994 Dietary Supplement Health and Education Act authorizes the use of statements of nutritional support in the labeling of dietary supplements, the FDA is required to be notified of such statements, and there can be no assurance that the FDA will not consider particular labeling statements used by our customers to be drug claims rather than acceptable statements of nutritional support, necessitating approval of a costly new drug application, or re-labeling to delete such statements.

Regardless of how products incorporating our ingestible XGel(TM) film system technology are regulated, the Federal Food, Drug, and Cosmetic Act and other federal statutes and regulations govern or influence the research, testing, manufacture, safety, labeling, storage, record keeping, approval, distribution, use, reporting, advertising and promotion of such products. We are currently required to submit a type 4 DMF form to the FDA for XGel(TM) film to be used in any drug product. Noncompliance with applicable requirements by any company involved in the manufacturing, processing, testing, control, labeling, promotion or advertising, etc., can result in civil penalties, recall, injunction or seizure of products, refusal of the government to approve or clear product approval applications or to allow such company to enter into government supply contracts, withdrawal of previously approved applications and criminal prosecution.

Our customers must also comply with product labeling and packaging regulations that vary from country to country. Failure to comply with these regulations can result in a product being removed from sale in a particular market, either temporarily or permanently, which would indirectly have a materially adverse effect on our business. The FTC, which in the United States exercises jurisdiction over the advertising of the products used in conjunction with our technology, has in the past several years instituted enforcement actions against several dietary supplement companies for false and misleading advertising of some of their products. These enforcement actions have resulted in consent decrees and monetary payments by the companies involved. In addition, the FTC has increased its scrutiny of the use of testimonials. Although we have not been the target of FTC enforcement action for the advertising of our products, we cannot be sure that the FTC will not question our advertising or that of our customers in the future. In November 1998, the FTC issued a guide for the dietary supplement industry, describing how the FTC applies the law that it administers to advertisements for dietary supplements. It is unclear whether the FTC will subject advertisements of this kind to increased surveillance to ensure compliance with the principles set forth in the guide.

In addition, we cannot predict whether new legislation or regulations governing our activities will be enacted by legislative bodies or promulgated by agencies regulating our activities, or what the effect of any such legislation or regulations on our business would be.

Employees

As of December 31, 2002, we had 21 full-time employees and 1 part-time employee. As of December 31, 2001, we had 36 full-time employees and two part-time employees, including thirteen primarily engaged in research and development and four in sales and marketing. During 2002, the number of full time employees decreased as a result of continued restructuring of business operations which began in the third quarter of 2001, and more specifically as a result of reduced headcount for our ProDesign Technology division acquired in June, 2001.

Our future success depends in significant part upon the continued service of our key technical and senior management personnel and its continuing ability to attract and retain highly qualified technical and managerial personnel. Competition for such personnel is intense and there can be no assurance that we can retain its key managerial and technical employees or that it can attract, assimilate or retain other highly qualified technical and managerial personnel in the future. Collective bargaining units represent none of our employees and, to date, we have not experienced a work stoppage. We believe that our employee relations are good.

Properties

BioProgress PLC’s chief executive offices are located at Hostmoor Avenue, March, Cambridgeshire, United Kingdom PE15 0AX and the telephone number at this address is +44 (0)1354 655 674. Our US offices are being provided by one of our directors for a nominal rent.

In November 2000, BioProgress Technology Limited entered into a 25 year lease agreement in respect of 25,000 square feet of new purpose built manufacturing facility located at Hostmoor, March, Cambridgeshire, United Kingdom. The new building has been custom built to serve as the final assembly, test and commission base for our range of XGel(TM) film systems. The main area of the facility houses five cubicles called “pods”, which have been designed to allow our customers to carry out commission work in a confidential manner. We anticipate being able to commission fifty XGel(TM) film systems annually from existing resources and space is available to double that rate if and when required. Two different versions of the XGel(TM) film system are already on site and three more are expected.

Legal Proceedings

On October 4, 2002 we received notice from The Healthy Forum calling on us to pay £337,460 ($526,910) in respect of our 5,843,750 shares of The Healthy Forum, which The Healthy Forum has alleged are partly paid. On October 28, 2002 we served notice on The Healthy Forum that we intended to petition the court seeking an injunction to restrain The Healthy Forum from taking any action to forfeit our shares. Upon receiving such notice The Healthy Forum agreed to defer any action in respect of its allegations pending resolution of the claim.

BioProgress Technology Ltd. has been named as a co-defendant in a proceeding against our former Chief Financial Officer, Mr. Longley, relating to shares of BioProgress Technology International allegedly owned by Mr. Longley but claimed to be the property of the plaintiff. We believe this case to involve a dispute between these two individuals and not to involve BioProgress Technology Ltd. and therefore do not believe it will have an adverse effect on our business. BioProgress International will comply with any valid court order requiring a transfer on the stock ledger of the ownership of the disputed shares.

On February 24, 2003, Fusion Capital Fund II, LLC (“Fusion”) filed suit against BioProgress Technology Limited in the Circuit Court of Cook County Illinois, Chancery Division attempting to compel us to remove the restrictive legend on its shares. The case arises from a contract signed between Fusion and BioProgress on December 12, 2001 in which Fusion was given 970,350 shares of restricted common stock (“Commitment Shares”) and agreed to purchase up to $6 million of shares of common stock if certain conditions were met. Such conditions did not occur, and seven months later, Fusion notified BioProgress that it was terminating the agreement. Fusion alleges that despite the fact that resale of the Commitment Shares was never registered with the Securities and Exchange Commission, and Fusion terminated the Agreement, BioProgress should remove the restrictive legends. Fusion seeks declaratory judgment and unspecified damages. BioProgress believes it has meritorious defenses to Fusion’s allegations and intends to defend its interests vigorously. BioProgress has filed a motion to dismiss and Fusion has responded with a motion for summary judgment. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources”.

MARKET FOR COMMON EQUITY AND RELATED SHAREHOLDER MATTERS

BioProgress Technology International’s Common Stock is currently quoted on the Over The Counter Bulletin Board maintained by the National Association of Securities Dealers, Inc., under the symbol “BPRG.OB.” There was no trading in the Common Stock prior to August 1996. The following table sets forth the range of high and low closing quotations per share of the Common Stock as reported by IDD Information Services, for the annual, quarterly and monthly periods indicated.

Fiscal Years Ended	High ($)	Low ($)
December 31, 1997	2.00	0.13
December 31, 1998	1.75	0.22
December 31, 1999	2.44	0.27
December 31, 2000	6.00	1.00
December 31, 2001	2.88	0.33

Fiscal Quarters Ended	High ($)	Low ($)
March 31, 2000	6.00	1.00
June 30, 2000	4.75	2.03
September 30, 2000	3.63	1.5
December 31, 2000	3.06	1.44
March 31, 2001	2.88	1.23
June 30, 2001	1.69	1.04
September 30, 2001	1.85	0.33
December 31, 2001	0.82	0.33
March 31, 2002	0.95	0.40
June 30, 2002	0.98	0.48
September 30, 2002	0.67	0.32
December 31, 2002	0.55	0.31

Months Ended	High ($)	Low ($)
April 30, 2003	0.41	0.25
March 31, 2003	0.45	0.34
February 28, 2003	0.43	0.30
January 31, 2003	0.51	0.33
December 31, 2002	0.51	0.31
November 30, 2002	0.55	0.31

The above prices represent inter-dealer quotations without retail mark-up, mark-down or commission, and may not necessarily represent actual transactions.

As of March 31, 2003, there were 2,716 holders of record for Common Stock.

Dividend Policy

BioProgress Technology International has paid no dividends on the Common Stock since inception and BioProgress PLC does not expect to pay such dividends on its ordinary shares in the foreseeable future.

Preferred Stock

In 2000, we issued 3,802,818 shares of Series B Preferred Stock to approximately 231 accredited investors at a price of $2.50 per share. Each share of Series B Preferred Stock were converted into such number of shares of Common Stock on the following schedule: on or before December 31, 2000, two and one half shares of Common Stock; from December 31, 2000 to on or before December 31, 2001, one share of Common Stock; and from December 31, 2001 to on or before December 31, 2002, one half of one share of Common Stock. Thereafter, all conversion rights of the Series B Preferred Stock expire.

In 2001, we issued approximately 422,720 shares of Series B Preferred Stock to approximately 20 accredited investors at a price of $2.50 per share. Each share of Series B Preferred Stock issued during 2001 may be converted into such number of shares of Common Stock on the following schedule: on or before December 31, 2001, two and one half shares of Common Stock; from December 31, 2002 to on or before December 31, 2002, one share of Common Stock; and from December 31, 2002 to on or before December 31, 2003, one half of one share of Common Stock. Thereafter, all conversion rights of the Series B Preferred Stock expire.

At the effective time of the merger all outstanding shares of Series B preferred stock, which is 167,000 shares as of March 31, 2002, will be converted into preference shares of BioProgress PLC.

STOCK OWNERSHIP TABLE

The following table sets forth certain information concerning the beneficial ownership of BioProgress Technology International’s Common Stock by the directors, Named Executive Officers, all directors and executive officers as a group, and each person known by us to own more than 5% of our Common Stock as of April 25, 2003. Beneficial ownership is determined in accordance with the rules and regulations of the Securities and Exchange Commission, including Rule 13d-3 under the Exchange Act.

Name and Address of Beneficial Owner	Amount Beneficially Owned		Percent of Class(1)
The Jade Partnership International Inc 9055 Huntcliff Trace, Atlanta, GA 30350	2,706,500	(2)	5.4%
Barry J. Muncaster Woodlands Place, Moulton Road, Kennett, Suffolk CB8 8QT	7,979,609	(2,3,5,11)	15.8%
Malcolm D. Brown 87 The Lammas, Mundford, Norfolk IP26 5DS	4,764,277	(5,11,13)	9.4%
Graham R.M. Hind Silver Lodge, 22 Twentypence Road, Wilbunton, Ely, Cambridgeshire CB6 3RN	1,947,773	(5,6,12)	3.9%
Edward Nowak 4 Davey Close, Impington CB4 4YJ	1,026,590	(4,5,14)	2.0%
Larry C. Shattles 9055 Huntcliff Trace, Atlanta, GA 30350	715,993	(5,8)	1.4%
Carey B. Bottom 4901 Kingswood Drive, Greensbono, NC 27410	1,675,953	(7)	3.3%
Simon Jones c/o Hostmoor Avenue, March, Cambridgeshire, PE15 0AX	121,110	(9,10)	* %
Directors and Executive Officers as a Group (11 people)	18,303,660	(2,3,4,5,6,7,8,9,10,	33.6%
	11,12,13,14)

*	Represents less than 1%
(1)	Based on 50,570,867 shares of Common Stock issued and outstanding on April 25, 2003.
(2)	The Jade Partnership is a Delaware corporation, the equity ownership of which is as follows: (i) 42.49%—Barry J. Muncaster; (ii) 21.22%—Joe Muncaster, the son of Barry J. Muncaster; (iii) 7.06%—Linda Zangus, the wife of Barry J. Muncaster; and (iv) 29.23%—Malcolm D. Brown. All 2,706,500 shares of Common Stock owned by Jade are attributed to Mr. Muncaster for this table.
(3)	These shares include 3,928,634 shares owned directly by Barry J. Muncaster and 864,475 shares held by his wife, as well as the 2,706,500 shares held by the Jade Partnership, with respect to which Mr. Muncaster may be deemed the beneficial owner for the purpose of Rule 13d-3.
(4)	These shares include an option granted on January 25, 1999, which allows the holder to acquire up to 500,000 shares of Common Stock at any time on or before December 31, 2003.
(5)	These shares include an option granted on November 27, 2000, which allows the holder to acquire up to 100,000 shares of Common Stock at any time on or before November 27, 2005.
(6)	These shares include an option granted on October 10, 2002, which allows the holder to acquire up to 1,000,000 shares of Common Stock at any time on or before December 31, 2005.
(7)	These shares include an option granted on October 10, 2002, which allows the holder to acquire up to 625,000 shares of Common Stock at any time on or before December 31, 2005.
(8)	615,993 shares have been exchanged for Series C Preferred Stock which have identical economic and voting rights to and share pro rata with the common stock.
(9)	These shares include an option granted on April 23, 2002, which allows the holder to acquire up to 2,500 shares of Common Stock at any time on or before February 1, 2005.
(10)	These shares include an option granted on October 17, 2002, which entitles the holder to acquire up to 90,000 shares of Common Stock at any time on or before November 1, 2004.
(11)	These shares include an option granted on January 25, 1999, which allows the holder to acquire up to 380,000 shares of Common Stock at any time on or before December 31, 2003.
(12)	These shares include an option granted on January 25, 1999, which allows the holder to acquire up to 400,000 shares of Common Stock at any time on or before December 31, 2003.
(13)	These shares include (x) 150,000 shares owned by Mr. Brown’s wife, Dawn P. Brown, (y) 150,000 shares owned by Mr. Brown’s daughter, Katie L. Brown, and (z) 150,000 owned by Mr. Brown’s son, Paul C. Brown, with respect to which Mr. Brown may be deemed the beneficial owner for purposes of Rule 13d-3.
(14)	These shares include 45,000 shares owned by Bozena Nowak, Mr. Nowak’s wife, with respect to which Mr. Nowak may be deemed the beneficial owner for purposes of Rule 13d-3.

SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA

The following selected consolidated financial data as at and for the years ended December 31, 1998, 1999, 2000, 2001 and 2002 are derived from the financial statements of BioProgress Technology International, which, in the case of 1998, 1999, 2000 and 2001, have been audited by Arthur Andersen LLP and in the case of 2002, Grant Thornton, independent chartered accountants. The financial data set out below should be read in conjunction with the Consolidated Financial Statements and Notes thereto and Management’s Discussion and Analysis of Financial Condition and Results of Operations, included elsewhere in this proxy statement/prospectus.

	Years Ended December 31,
	1998	1999	2000	2001	2002
			(As Restated)	(As Restated)
Statement of operations data:
Net revenues	$28,118	$293,582	$925,351	$966,738	$2,317,571
Loss from Operations	(905,286)	(3,017,529)	(6,890,446)	(6,696,604)	(5,890,330)
Other income, net	—	—	—	—	—
Net loss	(905,286)	(3,017,529)	(9,483,835)	(7,829,092)	(6,897,371)
Net loss per common share outstanding/diluted	(0.06)	(0.10)	(0.23)	(0.17)	(0.14)
Weighted average number of common shares outstanding/diluted	14,317,657	30,159,566	40,401,395	45,730,823	48,662,980

	Years Ended December 31,
	1998	1999	2000	2001	2002
Balance sheet data:
Current assets	$147,151	$636,101	$5,839,268	$1,623,635	$588,311
Current Liabilities	1,213,852	2,753,571	2,358,720	3,667,001	4,554,682
Total assets	7,118,251	8,298,584	13,261,108	9,802,703	5,662,572
Stockholders’ equity	5,802,485	5,418,418	10,611,228	5,528,832	342,930

CAPITALIZATION AND INDEBTEDNESS STATEMENT

The following table sets forth BioProgress Technology’s historical capitalization and indebtedness statement as at March 31, 2003 (except for accumulated deficit and accumulated other income which is as of December 31, 2002). All amounts are unaudited. This table should be read in conjunction with the sections “Selected Consolidated Financial and Other Data”, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the Financial Statements included in this proxy statement/prospectus.

Borrowings Bank overdrafts	$562,397	(1)

Preferred Stock
Redeemable convertible preferred stock, Series B, par value $2.50	$764,960
Stockholders’ Equity
Common stock	$50,121
Additional paid in capital	28,742,177
Accumulated deficit	(28,691,539)
Accumulated other comprehensive income	242,171
Total stockholders’ equity	$342,930

Total capitalization	$1,670,287

(1)	£350,534 was drawn on this UK pounds sterling denominated facility which was equivalent to approximately $562,397 using the exchange rate of £1 to $1.60.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND

RESULTS OF OPERATIONS

The following description of “Management’s Plan of Operation” constitutes forward-looking statements for purposes of the Securities Act and the Exchange Act and as such involves known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements. The words “expect”, “estimate”, “anticipate”, “predict”, “believes”, “plan”, “seek”, “objective” and similar expressions are intended to identify forward-looking statements. Important factors that could cause the actual results, performance or achievement to differ materially from our expectations include the following:

(1)	one or more of the assumptions or other factors discussed in connection with particular forward-looking statements prove not to be accurate;

(2)	we are unsuccessful in increasing sales through our anticipated marketing efforts;

(3)	mistakes in cost estimates and cost overruns with respect to our products or services;

(4)	our inability to obtain financing for general operations including the marketing of our technology and products, and acquisitions;

(5)	non-acceptance, generally of our technology or one or more of our products in the marketplace for whatever reason;

(6)	our inability to supply any of our technology or products to meet market demand;

(7)	generally unfavorable economic conditions that would adversely effect purchasing decisions by purchasers of our technology or distributors, resellers or consumers of products using out technologies;

(8)	development of a similar competing product at a similar price point;

(9)	the inability to negotiate a favorable agreement for or to adequately protect our intellectual property;

(10)	if we experience labor and/or employment problems such as the loss of key personnel, inability to hire and/or retain competent personnel;

(11)	if we experience unanticipated problems and/or force majeure events (including but not limited to accidents, fires, acts of God etc.), or we are adversely affected by problems of our suppliers, shippers, customers or others; and

(12)	our revenues could be negatively affected by the loss of a major client.

Our risk factors are described in the section entitled “Risk Factors” contained herein. All written or oral forward-looking statements attributable to us are expressly qualified in their entirety by such factors. We undertake no obligation to publicly release the result of any revisions to these forward-looking statements which may be made to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

The following discussion should be read in conjunction with our Consolidated Financial Statements, including the notes thereto.

Overview

We are a company engaged primarily in the research, development, manufacturing, marketing, sales and distribution of products that use water soluble and biodegradable films for the dietary supplement, pharmaceutical, recreational and cosmetic industries and other applications. Our research and development operations are located in the United Kingdom. During 2002, 2001 and 2000 our primary focus remained and remains on the development and commercialization of our unique and proprietary process, the XGel(TM) film system.

We generate revenues from fees pursuant to research and development contracts, licensing the rights to use our intellectual property in the XGel(TM) film system, the sale of the XGel(TM) film system, the sale of XGel(TM) film to use in the film system and research and development services to assist customers in gaining maximum benefit from the license. Revenues from license arrangements and the sale of XGel(TM) film system are recognized when there is persuasive evidence of an agreement with a customer, collectibility is probable and the fee is fixed or determinable, and we have no continuing obligations. These factors vary by contract, but generally revenue is recognized over the term of the contract either time base or on some milestone basis. Revenues from research and development contracts are recognized ratably over the period to which the contract relates, unless significant acceptance criteria exist. If acceptance criteria exist, revenues are recognized upon the earlier of customer acceptance or the expiration of the acceptance period. With certain contracts, revenues are recognized on a milestone basis, when there is persuasive evidence of customer acceptance.

We currently have agreements with Peter Black and Farmasierra providing for the purchase of XGel(TM) film systems, the future supply of film for use in the film systems and license agreements to allow them to use XGel(TM) technology in their products. Apart from the XGel(TM) film systems which they have already committed to purchase, the recognition of revenues from the contracts is dependent upon them beginning production of consumer products incorporating XGel(TM) film in commercial quantities at which time we would begin to recognize revenues from the sale of film and in royalty payments under licenses. In addition we have previously completed, and are currently working on, development contracts with a number of customers. Pursuant to these contracts we design and develop consumer products (sometimes adapted from existing products) which use XGel(TM) technology. The contracts usually involve our producing and testing samples. In addition to receiving specified payments for completing this development work, we hope that successful completion of these development contracts will lead to execution of license, film supply and film system agreements as development customers put the new or adapted products into commercial production. See “Business—Clients” and “—Research and Development” and “Risk Factors—The loss of one of our largest customers could cause our revenues to drop quickly and unexpectedly.”

We have entered into an exclusive agreement with Convatec to commercialize our flushable and biodegradable ostomy pouch. We are not obligated to fund the commercialization of this product further, although as part of the amendments to our agreements with EcoProgress we agreed to pay EcoProgress a royalty of 5% of all proceeds we receive on any account from our ostomy products up to a maximum cumulative amount of US $1,000,000. See “Business—History” and “—Clients”

Since inception, we have incurred substantial operating losses and we expect operating losses to continue in the near term as we continue our product development efforts, conduct trials and undertake marketing and sales activities for the XGel(TM) film system. Our ability to achieve profitability is dependent upon our ability to successfully execute our marketing and sales plan for the XGel(TM) film system and various versions of XGel(TM) film, and to complete in an efficient and timely manner development work on other versions of the XGel(TM) film system.

We continue to review our operations—in particular, the projects and products under development being undertaken together with a full review of our overheads with regard to cash burn, financial resources and the amount of funds required until cash flow break-even. As a result of this review, projects and product development have been re-prioritized with a view to bringing those projects to market more quickly which will have a positive cash flow impact. As an indication of the depth and quality of our intellectual property rights and products in various stages of development, we did not feel that any ongoing projects should be shelved completely as all thee projects could potentially earn significant future revenues for our business. We have decided to seek third party investors or joint venture partners for certain projects to mitigate current cash outflows and to bring these projects to commercialization more quickly.

We arranged a bank overdraft with Barclays Bank PLC for £400,000. As of April 29, 2003, we were over drawn by £350,534 (equivalent to approximately $562,397) on the overdraft. £300,000 is subject of a personal guarantee by Barry Muncaster, BioProgress Technology International’s Chief Executive Officer, and the remaining £100,000 is subject of a personal guarantee by Graham Hind, BioProgress PLC’s Managing Director. On May 6, 2003 the Company extended the facility through to the end of May 2003 on the same terms.

We have reported earlier that BioProgress Technology International’s directors and the directors of all of our operating subsidiaries had taken a 66.6% pay cut for the twelve month period commencing July 1, 2001, after which period the salaries would be reviewed. We have conducted a review at the end of the twelve month period and will retain the pay cut for the foreseeable future. The London office, opened in early 2001, has been closed and the Norwood Road premises were leased, then sold during the first quarter of 2002 to The Healthy Forum Limited, which resulted in a loss on sale of $117,000. We have gradually reduced cash burn from operations throughout the final six months of 2001 and through the four quarters of 2002 and we intend to closely control and plan our cash outlay moving forward. During 2002, Jade International, a related party, paid $200,000 directly to a director his accrued but unpaid salary upon his departure form BioProgress because BioProgress did not have sufficient cash to make the payment at that time. Jade has recharged this payment to us, and our balance due from them has been reduced accordingly. We believe that we continue to manage our working capital effectively.

On September 9, 2002 Ms. Elizabeth Edwards, Group Accountant, agreed to act as the Company’s Chief Financial Officer.

On July 28, 2002 we received notice from Arthur Andersen that its business would cease to exist on July 31, 2002 and, therefore, it would resign as our auditors effective that date. We appointed Grant Thornton to succeed Arthur Andersen as auditors on November 14, 2002.

Research and Development Projects

The following table summarizes information relating to the material presently ongoing related groups of research and development projects. The table presents for such groups of projects, the amounts spent in each of the fiscal years 2002, 2001 and 2000 together with our current expectation for completion of these projects and current expectations when such projects will begin generating revenues

Project	Amount of R&D Expenditure for the Year ended December 31, 2002	Amount of R&D Expenditure for the Year Ended December 31, 2001	Amount of R&D Expenditure for the Year Ended December 31, 2000	Expected Date of Completion of Project	When Revenue is Expected to be Realized from Project
Liquid Fill Encapsulation	$67,552	$1,191,138	$523,085	On going	2003
Powder & Solid Encapsulation	17,895	27,311	—	On going	2004
Ostomy	2,547	6,850	—	End of 2003	2003

Total	$87,994	$1,225,299	$523,085

The above information is based on our current expectations and the results of the projects thus far and is also contingent on our ability to continue to devote the cash and other resources to such projects. We cannot assure you that any of these projects will be completed successfully or even if completed successfully that customers will decide to commercialize products that are developed. Thus, even if successful, such projects may not necessarily lead to our recognizing license, film or film system revenue.

Comparison of the Period for the Year ended December 31, 2002 to the Year ended December 31, 2001

Consolidated Statement of Operations

As discussed above our operations were streamlined during fiscal 2002 to reduce cash burn and conserve resources and are expected to remain stabilized at current levels in terms of premises and other overhead, primarily through the reduction of research and development expenditure. We expect to recruit between 10 and 15 additional research, design and production engineering staff during the third quarter of 2003 in order to deliver contracts in hand and in negotiations.

Revenues

Our total revenues for the year-ended December 31, 2002 were $2,317,571 compared to $966,738 for the year-ended December 31, 2001. The increase in total revenues was primarily due to the recognition of deferred revenue relating to fees under a research and development agreement with EcoProgress Canada Holdings. This agreement was renegotiated and an option to purchase the license was given to EcoProgress, which effectively resulted in the sale of the license. Following the sale of license, we recognised $1,214,400 as revenue. We currently have no deferred revenue, and therefore our future revenue could be impacted. Excluding the revenue relating to the sale of the license our total revenue would have been $1,103,171 or 14.1% above 2001.

The following is a summary of major contracts signed during 2002 that have had a major impact on our revenues and which are expected to lead to the generation of material revenues in 2003.

On August 30, 2002, we executed a worldwide exclusive license agreement, ending April 17, 2021, in respect of a variation of our flushable and biodegradable technology with Convatec, a division of a major medical device manufacturer. As a result of this agreement, we have ceased exploring commercial opportunities for our ostomy pouch. For the time being, details of the Worldwide Exclusive License agreement are to be held in strictest confidence at the request of our licensee. We will receive a license fee related to sales of ostomy products containing our technology.

On May 21, 2002, we announced that we had executed another new product development agreement with Boots. This is the second agreement with Boots and is separate from the first agreement executed in October

2000, which has progressed to Stage 3 as announced by us during April 2002. Once again the aim is to develop a range of innovative new consumer products utilizing our unique XGel(TM) film system. This new agreement will focus on the new NRobe(TM) version of the XGel(TM) technology. For commercial reasons the specific products and categories are confidential. Boots will pay us $100,000 in two installments pursuant to our agreement at key stages in the products development.

On May 23, 2002, we announced we had gained Kosher approval for our XGel(TM) film system. Dayan M. D. Elzas, Rabbi in charge of the Kashrus Board of the London-based Federation of Synagogues issued a letter stating the XGel(TM) film system is capable of Kosher Certification. After thorough research into both ingredients and manufacturing processes, Dayan M. D. Elzas concluded that the XGel(TM) film system is suitable for Kosher purposes. Our customers will be able to apply for Kosher Certification, which will be readily forthcoming provided their own products meet the necessary requirements.

On August 27, 2002, we announced that we had executed an amendment to the license agreement held by EcoProgress. We waived all outstanding royalties due to us from EcoProgress and agreed to waive all future royalties that would accrue in respect of sales of all products produced by EcoProgress under the terms of an exclusive license agreement. In addition, we and EcoProgress agreed to a mutual release of all obligations under the Research and Development Agreement between the parties. In consideration of our agreement to amend the exclusive license agreement, EcoProgress has irrevocably waived any and all rights it may have or may have had to participate in the ownership and commercialization of BioProgress’ technology as employed in ostomy products. BioProgress will pay EcoProgress a royalty of 5% of all proceeds it receives on any account from its ostomy products to a maximum cumulative amount of US $1,000,000.

On September 30, 2002, we announced that we had executed a new product development agreement with a global pharmaceutical company for up to $200,000 paid in four equal installments on commencement of each optional development program undertaken in the agreement.

On November 27, 2002, we executed a contract with a potential customer whereby the potential customer paid us $500,000 for certain rights to evaluate certain of our technologies. Under certain circumstances we may be required to refund this amount and therefore this has been recorded as other liability until we have determined that it could be earned as revenue.

On December 18, 2002, we executed a new product development agreement with a global pharmaceutical company for $40,000 of which $20,000 has been paid and the remainder is to be paid when we deliver specified sample products.

The above described contracts accounted for approximately 72% of 2002 revenues (including the deferred revenue which was recognized as a result of entering into the agreement with EcoProgress). Excluding the revenue recognized due to the EcoProgress agreement, the other contracts accounted for approximately 34% of all other revenue.

We are continuing to work with major international corporations engaged in pharmaceuticals, consumer durables and confectionery products to determine the suitability of the XGel(TM) film system to replace traditional encapsulation processes and, in some cases, to facilitate new product development not possible with competitive technologies. Most, if not all of our customers are the owners of major product brands. Market sensitivities surrounding such brands call for a high degree of confidentiality. We respect the needs of our customers and therefore refrain from naming them unless we have their full prior approval to do so.

Cost of Revenues

Our cost of revenues decreased from $208,585 in 2001 to $97,462 in 2002. The decrease in the cost is due to a reduction in labor costs connected with revenue contracts. Due to the nature of our sales and because our research and development costs are expensed as incurred, our cost of revenues do not correlate to our revenues. The cost for 2002 primarily consisted of expenditures made by our recently acquired subsidiary (in 2001) ProDesign Technology Limited, including direct labor costs of $25,081. The remaining expense in 2002 included materials purchased by the ProDesign division to complete a consulting contract in place at the time of acquisition and direct materials purchased for use in the XGel(TM) film system. The cost for the 2001 period were primarily comprised of direct labor and materials cost related to development contracts, the largest being our collaboration with Proctor and Gamble in development of XGel(TM) film system variants. We do not expect to incur material cost of revenue expense until we begin shipment of XGel(TM) film systems to customers, or unless we enter into additional revenue based development agreements with our customers.

Research and Development Expenditure

Research and development expenditure in 2002 decreased from $1,225,299 in 2001 to $87,994 in 2002. The reason for the decrease in 2002 is a reduction of expenditure in order to conserve cash resources following the review and prioritization of projects that was begun in 2001. A significant portion of our research and development expenses are dependent on the requirements of our customers. During 2002 and 2001, we have expensed as operating costs most continuing research and development expenditures, and intend to capture as cost of revenues only those expenses directly related to inventory of film and film systems and the sale thereof and identifiable costs of development contracts.

General and Administrative Expenses

General and administrative expenses have increased to $4,580,850 in 2002 from $3,104,957 in 2001, an increase of 46%. The material balances classified within general and administrative expenses are discussed below:

Directors and senior management costs

Costs in relation to directors and senior management services have decreased to $410,372 during 2002 from $1,500,708 in 2001. Since July 1, 2001, the salaries of directors were cut by two thirds and all bonus provisions reversed for a period of twelve months, at which time the salaries were reviewed again. Upon the review in 2002, we decided to maintain the reduction in salaries. Management also continues to pursue other cost cutting measures, and accepted resignation from our Chief Financial Officer, James T.C. Longley. Mr. Longley’s responsibilities are being absorbed by Elizabeth Edwards who was our controller.

Staff related costs

Staff related costs, which consist primarily of salary costs (other than directors and senior management), recruitment, and travelling have increased to $1,538,694 in 2002 from $848,670 in 2001. This increase is due to $328,396 of common shares issued to employees in lieu of bonuses and an increase in travelling costs.

Other general and administrative costs

Other costs within the general and administrative area have increased to $2,328,822 in 2002 from $1,237,795 in 2001. The following are the major reasons for the changes:

•	A write off of the net investment and advances to Healthy Forum of $576,670 in 2002 compared to zero in 2001.

•	During 2002 we incurred a penalty of $535,875 related to unit holders for our delay in filing a registration statement; there was no such expense in 2001.

•	Foreign exchange losses during 2002 were $331,551 compared to $134,266 due to movements in exchange rates.

•	Other expenses within this category that include such items as office overheads (rent, stationery, maintenance and similar categories) were approximately the same as 2001, although individual items may have fluctuated in line with our expectations due to our review of operations in 2001 and implementation of cost reductions during 2002.

General administration charges are likely to stabilize or slightly decrease in the short term as a result of our review of operations and cost reduction measures and controls implemented in late 2001. We continue to make efforts to minimize day-to-day overheads and periodic reviews of overhead costs continue to be undertaken internally.

Amortization and depreciation

Depreciation expense is $271,530 in 2002 compared to $278,651. During the year we sold a building but the reduction in depreciation was partly offset by depreciation on assets purchased during the year.

Amortization on intangibles increased from $136,606 in 2001 to $937,606 in 2002 due to impairment charges of certain intangibles in late 2002 due to technology advances during the later half of 2002 that caused us to review the usefulness of these intangibles.

Amortization of goodwill was zero in 2002 as we adopted the provisions of SFAS 142 on January 1, 2002 and accordingly no longer amortize goodwill.

Under SFAS 142, we are required to review the goodwill for impairment. During 2002, we impaired goodwill by a total of $826,550, which was due to a $167,606 impairment of ProDesign Technology Limited and $432,844 on BioProgress Technology, and $226,100 in DHA Nutrition Limited. The impairments were due to technological changes and advancements throughout the year.

Financing Costs

A write-off of prepaid costs in respect of the common stock purchase agreement entered into with Fusion Capital Fund II, LLC has meant $630,728 has been charged in 2002 compared with $0 in the 2001

Realized and unrealized (loss) on marketable securities

A loss of $134,539 was recognized during the year of 2002 as compared to a loss of $422,784 in 2001. We have now disposed of all marketable securities. The holdings were sold to provide working capital and the decline in the capital markets meant that significant losses were realized.

Professional Fees

Professional fees decreased to $640,642 in 2002 from $1,204,636 in the year ended of 2001. The amount during 2001 was caused largely by increased corporate advice fees related to leverage of our capital structure and other potential equity transactions.

Stock based sales consulting fees

On December 1, 2001 we amended warrants that were previously issued on December 1, 2000, to a consultant to provide services in the Middle East. The amendment resulted in a further charge of $403,648 in 2001. No warrants were issued or amended to this consultant in 2002.

Loss from Operations

The result of the above is that a net loss from operations of $5,890,330 was generated in the year 2002 compared to a loss of $6,696,604 in the year 2001, a decrease of $806,274. The reduction in the net loss is due to higher revenue in 2002. We expect that costs will stabilize or slightly decrease during the forthcoming quarters as a result of management review of operations and cost reduction measures and controls implemented in late 2001 and as we begin delivering XGel(TM) machines.

Share of Loss of Equity Investment

During 2002 our share of the losses were $435,641 compared to $441,017 in 2001. Due to the continued loss, we have written off our net investment including advances to Healthy Forum during 2002.

The Healthy Forum has been formed to build a global well-being brand in the complimentary medical and specialty food sectors. The principal products of The Healthy Forum are feminine hygiene, beneficial foods and vitamins, minerals and supplements. In April 2001, we increased our shareholding in The Healthy Forum from 29.9% to 46.6% by way of $120,000 cash and $500,000 settlement of debt. Additionally, we provided The Healthy Forum with cash loans since that time. The Healthy Forum has served notice on the Company alleging that the 5,843,750 shares of The Healthy Forum owned by the Company are only partly paid and requested the payment of $526,910, failing which, the shares owned by the Company would be forfeited. We vehemently dispute this allegation and have served The Healthy Forum with a Statement of Claim demanding, inter alia, that it withdraws its allegation, see “Legal Proceedings”.

Provision for Income Taxes

During 2002, BioProgress Technology Limited generated taxable profits and as a result we have recorded a provision for UK taxes of $158,613. No provision has been made for income taxes in 2001 or 2000 as a result of the losses we have incurred. We have provided a 100% valuation allowance against the deferred tax asset arising on the net operating losses in the US due to the uncertainty of their ultimate realization.

Dividends Payable and Accretion of Preferred Stock

During the year 2002 a charge of $196,535 was recorded, as compared to $691,471 for 2001, for accretion of preferred stock to increase the loss available to common shareholders. This is incurred due to a substantially increased issuance of Series B Preferred Stock during 2001, with the difference that arises between the subscription price and redemption value being charged to equity. Dividends of $34,305 were paid during 2002 compared to $0 in the prior year and are included in the $196,535.

Comparison of the Period for the Year ended December 31, 2001 to the Year ended December 31, 2000 (as restated)

Consolidated Statement of Operations

Revenues

Our total revenues increased 4.5% from $925,351 in 2000 to $966,738 in 2001. The levels of these revenues in 2001 have slightly increased as compared with 2000 as a result of consulting revenue generated by ProDesign Technologies Limited, which we acquired in July, 2001.

Cost of Revenues

Our cost of revenues increased from $20,902 in 2000 to $208,585 in 2001. The increase in 2001 over 2000 was primarily due to costs incurred by our newly acquired (in 2001) ProDesign Technologies Limited division, including direct labor of $39,518 and the remainder being hardware purchased to complete a consulting contract with their largest customer (VAX).

Research and Development Expenditure

Research and development expenditure in 2001 increased by 134% from $523,085 in 2000 to $1,225,299 in 2001. The majority of the increase in 2001 is a result of the increased research and development effort in developing new variations of the XGel(TM) film system specifically, the ingestible products prototype machine. During 2001, we took several major steps toward commercializing the XGel(TM) film system. During 2000 and 2001, we have expensed as operating costs most continuing research and development expenditures and intend to capture, as cost of revenues, only those expenses directly related to inventory of equipment and sale thereof and identifiable costs of development engagements.

General and Administrative Expenses

General and administrative expenses have increased from $2,777,325 in 2000 to $3,104,957 in 2001, an increase of 12%. The material balances classified within general and administrative expenses are discussed below:

Directors and senior management costs

For 2001, directors and senior management costs were $1,500,708 compared with $1,533,528 in 2000. The latter included bonus amounts totaling approximately $350,000, which were not expenses in 2001. From July 1, 2001, the salaries of directors were cut by two thirds and all bonus provisions reversed for a period of twelve months, which was subsequently extended as noted above.

Staff related costs

Staff related costs, which consist primarily of salary costs (other than directors and senior management), recruitment, and travelling have increased to $848,670 in 2001 from $563,434 in 2000. This increase is a result of increases in the headcount as we develop different variations of the XGel(TM) film system and a significant increase in travelling costs.

Other general and administrative costs

Other costs within the general and administrative area have increased to $755,579 in 2001 from $680,363 in 2000, an increase of 11%. The following are the major reasons for the movement:

•	Foreign exchanges losses during 2001 were $134,266 compared to losses of $387,073 in 2000 due to movements in the exchange rates and the fluctuations on our monetary balances during the year.

•	Decreased losses on sale of fixed assets of approximately $110,000 and $100,000 have been offset by increases in entertainment and rent of approximately $85,000 and $237,000, respectively. The increased rent and entertainment expenses in 2001 result from our newly leased location at Hostmoor and increased travel, investor relations, recruitment and marketing activities by senior management during 2001.

•	Other expenses within this category which include such things as office overheads (rent, stationery, maintenance and similar items) increased in line with expectations due to our increased levels of activity.

Amortization and depreciation

The depreciation charge for 2001 was $278,651 compared to $134,120 in 2000. The increase is entirely due to increased depreciation on fixed asset expenditure.

The amortization of intangible assets was $136,606 in 2001 which is consistent to the charge of $137,783 in 2000.

The goodwill amortization charge was $678,176 which is consistent to the charge in 2000 of $678,174. The majority of the charge in both years relates to the amortization of goodwill generated following the reverse acquisition of BioProgress Technology Limited in 1998

Realized and unrealized (profit) loss on marketable securities

A loss of $422,784 was incurred during 2001 as compared to a gain of $46,369 in 2000. The movement was due entirely to the change in the market price on our investments. The holdings in 2001 were sold to provide working capital and the downwards movements in the capital markets meant that significant losses were realized.

Professional fees

Professional fees increased by 43% to $1,204,636 in 2001 from $842,293 in 2000. The amount during 2001 is caused largely by increased corporate advice fees related to leverage of our capital structure and other potential equity transactions.

Stock based sales from consulting fees

On December 1, 2000, the company issued warrants to a third party to acquire shares of common stock at any point after the date of issuance at an exercise price of $1.50. The consideration for these warrants was an undertaking from the third parties to provide sales and consultancy services with particular focus on retail and distribution in the Muslim states. The warrants were valued in accordance with the guidance in EITF 96-18 “Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services” at a fair value of approximately $2.5 million. As the warrants were immediately vested, the financial statements have been restated (see note 2 to the Consolidated Financial Statements) to reflect this expense on December 1, 2000, as an immediate charge to the statement of operations.

On December 1, 2001, the Company cancelled the above agreement and a new agreement was executed. This agreement related to the issuance of 2,522,800 warrants to the same third party to acquire shares of common stock at any point after the date of issuance at an exercise price of $0.50. This modification of the warrants has a fair value of $403,648. As the warrants are immediately vested, the financial statements have been restated (see note 2 to the Consolidated Financial Statements) to reflect this expense on December 1, 2001, as an immediate charge to the statement of operations.

Loss from Operations

The result of the above is that a loss from operations of $6,696,604 was generated in 2001 compared to a loss of $6,890,446 in 2000.

Share of Loss of Equity Investment

During 2000, we invested an initial $50,000 in The Healthy Forum. We continue to offer financial support by way of loan. The Healthy Forum has been formed to build a global well-being brand in the complimentary medical and specialty food sectors. The principal products of The Healthy Forum are feminine hygiene, beneficial foods and vitamins, minerals and supplements. During 2001, we have taken a charge to profit and loss in respect of our share of the losses of The Healthy Forum of $441,017, as compared to $29,517 in 2000. In April 2001, we increased our shareholding from 29.9% to 46.6% by way of $120,000 cash and $500,000 settlement of debt. Additionally, we provided The Healthy Forum with loans of $706,400 and $198,000 during 2001 and 2000.

Provision for Income Taxes

No provision has been made for income taxes in 2001 or 2000 as a result of the losses we have incurred. We have provided a 100% valuation allowance against the deferred tax asset arising on the net operating losses due to the uncertainty of their ultimate realization.

Dividends Payable

During 2001, a lower charge of $691,471, as compared to $2,563,872 in 2000, for accretion of preferred stock was taken to increase the loss available to common shareholders. This is incurred due to a substantially decreased issuance of Series B Preferred Stock during 2001, with the difference that arises between the subscription price and redemption value being charged to equity.

Liquidity and Capital Resources

We have financed our operations primarily through the sale of preferred stock to accredited investors. As at December 31, 2002, we had cash and cash equivalents of $11,396 compared with $5,851 at December 31, 2001.

Since its inception, we have financed our operations primarily through the private sale of preferred stock to accredited investors and more recently through sales of common stock units on a private placement basis. As at December 31, 2002, and December 31, 2001, we had a net bank overdraft of $633,427 and $326,887, respectively. During the year ended December 31, 2002, we received $788,873 from the sale of units. During the year ended December 31, 2001, we received $1,424,300 from the sale of Series B Preferred Stock. These proceeds were used for general working capital purposes, including research & development and the building, design and upgrade of further plant and machinery for our new Hostmoor location.

On September 13, 2002, we were informed orally by an officer of Fusion of Fusion’s intention to terminate the contract providing for the purchase of up to $6.0 million of our common stock on September 16, 2002. On September 16, 2002 we received from Fusion formal notification that it had terminated the contract. However, we believe that termination of the Fusion contract will have immaterial or no impact on our plans. In February 2003, Fusion filed a lawsuit against us attempting to compel us to remove the restrictive legends on the shares they received on signing the agreement. We are vigorously defending this suit. See “Business—Legal Proceedings”

Starting in February, 2002, the Company has entered into agreements with certain accredited investors for the issue of a total of 1,226,461 shares common stock and 2,452,922 warrants, exercisable at various prices for a term of five years, for consideration totalling $788,873, which was received during 2002. The agreements are pursuant to an offering by us for the sale up to 600 “units” of equity at a price of $5,000 per unit. Each unit is comprised of 7,500 shares of unregistered common stock and 6 warrants, each such warrant expiring on December 31, 2006 and each exercisable for 2,500 common shares at purchase prices which range from $1.00 up to $10.00. We committed to have declared “effective” the registration of the common shares issued in this private placement by September 30, 2002, or otherwise issue an additional 1/10th unit (to a maximum of 90%) as of September 30, 2002 and for each full month beyond that date through such time as declaration of effectiveness has been achieved. At the time of this proxy statement/prospectus we have not registered the common shares subject of the units and will, therefore, be issuing additional 1/10th units as appropriate and in due course. Since the registration statement of which this prospectus is a part is registering ordinary shares to be received by the investors for their unregistered common stock, we have fulfilled our obligation to register their common stock. As of April 30, 2003, based on the current share price of $0.30, we would have to issue 4,167,917 shares to settle the penalty as of that date. The ultimate number of shares that will be issued for payment of this penalty will be determined by the closing price at the end of each 30 day period and the timing of the Registration Statement being declared effective.

We are in discussion with several parties regarding joint ventures, license agreements and distribution agreements for our XGel(TM) film system and derived products. On November 27, 2002, we executed an agreement with a potential customer who paid us $500,000 for certain rights to evaluate certain of our technologies. If a transaction does not proceed with this potential customer we may, in certain circumstances, be required to return any amounts paid to us.

In January 2003 we entered into an agreement with Farmasierra for the purchase of both a smaller scale pilot version and a full scale version of additional XGel(TM) film system by them. Farmasierra has agreed to lend us $1,000,000, the funds needed to construct these systems. Each month an amount equal to our direct cost to produce these machines plus 15% will be deemed repaid on this loan. If our direct costs plus 15% are less than $1,000,000 we will have to repay the balance of the loan in cash one year and two days after our auditors sign the audit report of our financial statements for fiscal year 2002. We may at our option prepay the loan in cash. The loan does not accrue any interest but is secured by certain of our intellectual property relating to NRobe(TM) . We also granted Farmasierra an option to acquire up to 1,000,000 of our ordinary shares at $0.50 per share exercisable on or before December 31, 2004

We also continue to investigate a number of other long-term funding scenarios and opportunities. Management estimates that additional financing may be required in the next twelve months to fulfill our working capital requirements for a period up to the point at which net sales revenues could sustain our day to day operations and also enable us to further accelerate our growth both organically and maybe through acquisition. To that end, BioProgress PLC currently intends to raise up to £4 million by issuing new ordinary shares to institutional investors in the UK shortly after completion of the reincorporation. The shares to be offered and sold in the UK will be offered and sold pursuant to Regulation S under the Securities Act and will not be offered or sold to or for the account or benefit of any US person (as defined in Regulation S). We intend to use the net proceeds of the sale of new ordinary shares, if any, to settle certain current liabilities and to fund on-going operations. However, we believe further funding may be required to fund the growth potential of the Company. There can, however, be no assurance that any additional financing, either debt or equity financing, will be available, if and when needed, or that, if available, such financing could be completed on commercially favorable terms. Failure to obtain additional financing if and when needed, could have a material adverse affect on our business, results of operations and financial condition.

Quantitative and Qualitative Disclosure about Market Risk

The following discussion about our market risk disclosures involves forward-looking statements. Actual results could differ materially from those projected in the forward-looking statements. We are exposed to market risk related to changes in foreign currency exchange rates. We do not use derivative financial instruments for speculative or trading purposes. The majority of our operations are with our UK subsidiary. Accordingly, operating results can be affected by fluctuations in the US dollar exchange rate with the UK pound sterling. Currency exchange rates are determined by market factors beyond our control and may vary substantially over a period of time. If the UK pound sterling were to strengthen in relation to the US dollar, our reported sales would be higher. The average exchange rate for fiscal 2002 was UK£0.69 per US$1.00, respectively. A change of 10% in the average exchange rate would have increased our 2002 net loss by approximately $393,000. As we begin to contract more in continental Europe we should face similar risks relating to the Euro.

MANAGEMENT

The following table sets forth certain information with respect to each of the directors, executive officers and certain key employees of BioProgress PLC. On January 31, 2003 Carey B. Bottom resigned as a director of BioProgress PLC and BioProgress Technology International for personal reasons. Barry J. Muncaster who has served as the chief executive officer of BioProgress Technology International has agreed to resign as a director and officer upon completion of the Reincorporation. Mr. Muncaster will continue to provide advice to BioProgress PLC as a consultant. Mr. Graham Hind will assume the role of chief executive officer upon completion of the Reincorporation. Mr. Peter Glynn-Jones has agreed to join the board of directors of BioProgress PLC as an independent non-executive director effective upon completion of the Reincorporation and to serve as chairman of the board and on the audit and compensation committees. Messrs. Graham Cole and Alan Clarke have agreed to join the board of directors of BioProgress PLC as independent non-executive directors effective upon completion of the Reincorporation and to serve on the audit and compensation committees. Mr. Larry Shattles has agreed to resign as a director upon completion of the Reincorporation but will remain as a Vice President with particular responsibility for US affairs. Mr. Malcolm Brown will continue as a director and Executive Vice President of Research and Development but will commence work on a part time basis following the Reincorporation. Other than the foregoing, BioProgress PLC currently does not expect any change in the management of BioProgress Technology International in connection with the Reincorporation. See “—Director Compensation” and “—Employment Agreements and Termination of Employment and Change-in-Control Arrangements.”

Name	Age	Positions
Peter Glynn-Jones(1)(2)	56	Chairman of the Board of Directors
R. Graham M. Hind	52	Director, Chief Executive Officer
Elizabeth Edwards	28	Chief Financial Officer, Corporate Secretary
Malcolm D. Brown	44	Director, Executive Vice President for Research and Development
Edward Z. Nowak	49	Head of Research and Development
Larry C. Shattles(3)	59	Director, Executive Vice President
Dr. Stephen Kessel	47	Project Manager of XGel(TM) Film System
Dr. Louise Mulroy	30	Project Manager Research Specialist Films
Dr. Jason Teckoe	31	Project Manager of XGel(TM) and NRobe(TM)
Simon F. Jones	38	Manager, Intellectual Property
Alan Clarke(1)(2)	52	Director
Graham Cole(1)(2)	56	Director

(1)	Appointment will be effective as of the effective time of the Merger
(2)	Member of the Audit Committee and the Compensation Committee
(3)	Expects to resign as a director following the Reincorporation.

Peter Glynn-Jones, 56 has agreed to join the board of directors as its chairman following the Reincorporation. He brings over thirty years of pharmaceutical experience. He has worked in a variety of capacities for SmithKline Beecham plc (formerly Beecham Group plc) since 1971. Since 1992 he has served as Managing Director & Senior Vice President, Strategic Development—Consumer Healthcare. His experience at SmithKline Beecham has focused on both UK and international fast moving consumer goods and over the counter medicines. He has had extensive experience in general management and senior strategic planning and was one of the members of the Beecham team which negotiated the merger with SmithKline Beckman. He currently serves as a non-executive director of Peter Black plc. He received a Bachelor of Science degree in Economics from the University of Wales at Cardiff.

R. Graham M. Hind, 52, is Managing Director of BioProgress PLC and upon completion of the Reincorporation will function as the chief executive officer of BioProgress PLC and its Subsidiaries. He has served as a Director and Vice President of Sales and Marketing since 1998. He previously served as Managing Director of DHA Nutrition Limited (UK) which was acquired by BioProgress. He has more than thirty years experience in managing and expanding scientific nutrition companies. In the mid 1970’s and 80’s he was responsible for establishing the Milupa baby food brand in the UK from introduction to brand leadership with sales of over £30 million. In the early 1990’s he joined Royal Numico, forming and heading up their new division for dietary supplements and over the counter medicines which following the further acquisitions of GNC and Rexel Sundown in the USA is becoming one of the largest Dietary Supplement business’s in the World. In the mid 1990’s he founded DHA Nutrition Ltd. a company involved in developing functional foods and Nutraceuticals using long chain polyunsaturated fatty acids. From 1994 until 1997, Mr. Hind served as Managing Director of DHA Nutrition Ltd. In 1998 BioProgress Technology International acquired DHA Nutrition Ltd. and Graham became a Director with responsibility for global technology licensing. He was also appointed Managing Director of the UK subsidiary BioProgress Technology Ltd. with responsibility for research and development.

Elizabeth Edwards, 28, has served as Chief Financial Officer since Mr. James Longley resigned in March 2002. She also serves as company secretary. She received a Bachelor of Science degree in Applied Accountancy with honors from Oxford University. She is a member of the Association of Chartered and Certified Accountants and a member of the Association of Accounting Technicians. She has experience of raising Private Equity Finance including funds from Venture Capital Trusts. She was a member of a management team, which successfully completed a £13 million management buy-out of a company in the environmental management sector.

Malcolm D. Brown, 44, has served as a Director and Executive Vice President of Research and Development of the Company since inception in 1996. He has served in similar positions with DHA Nutrition Limited (UK) since the acquisition of that entity as a wholly owned subsidiary in August 1998. He is responsible for the direction and implementation of our research and development program, the production engineering of our products, and the environmental, safety and performance compliance of all raw materials used. Mr. Brown received a Bachelor of Science Degree (Honors) in Applied Biology from Northeast London University in 1984 and a Masters of Science Degree in Microbiology from London University in 1986. Prior to his affiliation with BioProgress, Mr. Brown held senior research positions with Gestetner Corporation and Ferrisgate Limited, where he worked on the formulation of specialist inks and coating used in industrial processes. Mr. Brown is also a director, officer and shareholder of The Jade Partnership.

Edward Z. Nowak, 49, has served as the Director of Research and Development since 1997. He received a Bachelor of Science Degree in Applied Chemistry from Stockport University in the United Kingdom in 1978. Mr. Nowak then joined Ciba Geigy agrochemical and industrial chemical divisions, where he worked for 12 years. He headed up formulations groups and pioneered technology in micro-emulsions, granulation and polymer seed coatings. In 1989, Mr. Nowak joined Jeyes Group, where he was research and development manager. In 1992, until 1997, Mr. Nowak joined Bush Boake Allen’s fragrance division as European technical manager. He developed a number of new products for launch within the personal care and household sectors for both Jeyes and Bush Boake Allen. Mr. Nowak has been responsible for much of the product and process development of our encapsulation technology.

Larry C. Shattles, 59 was appointed a Director of the Company and Executive Vice President of BioProgress Technology in July 1999. Prior to that date he was President of TruTona International, Inc., which sold its assets to us in 1999. Mr. Shattles has been active in arranging funding for us during our R&D phase in addition to sales responsibilities in the nutraceuticals market, oversight of Investor Relations, and Media Relations in the US. He has over 30 years experience in sales and marketing including Presidency of Shattles & Associates, a publishers’ representative firm, and 12 years with Time, Inc. (now AOL/Time Warner). Mr. Shattles is a co-founder and member of the Board of Directors of FundraisingINFO.com, an internet based fundraising consulting firm serving non-profit organizations worldwide. He holds a Bachelor of Arts degree from Oglethorpe University.

Dr. Stephen Kessel, 47, has served as Project Manager of XGel(TM) film system for ingestible products since July 2000. Dr. Kessel has a BSc (Hons) degree in aeronautical engineering and a PhD in mechanical engineering. He began his career in 1977 working for Lucas CAV Ltd. of Gillingham as a development engineer, where he had hands-on involvement in the development of new fuel injection systems for small diesel cars. In 1981, he joined Thames Polytechnic School of Engineering as a research fellow and then as a lecturer. During his time there, Dr. Kessel undertook research, undergraduate teaching, consultancy and teaching of specialist courses for industry. In January 1988, Dr. Kessel joined Cryovac Company in St. Neots as a sales engineer, where he provided technical support to the U.K. sales force in the application of packaging machines and design of packaging systems. In 1989, Dr. Kessel moved to Cryovac’s packaging and technical center in Milan, Italy, as European safety manager where, among other things, he was responsible for ensuring that all current Cryovac machines complied with Machinery Safety Directive, which came into force in 1995. In 1997, Dr. Kessel moved to Cryovac’s customer equipment center in Kriens, Switzerland as the safety and technical documentation manager. In January 1999, he became Cryovac’s safety and special project manager, still based in Switzerland. Dr. Kessel is a member of the Institute of Mechanical Engineers.

Dr. Louise Mulroy, 30, has served as Project Manager in charge of research into specialist films for use in disposable medical products since July 2000. Dr. Mulroy has a PhD in physical chemistry and a BSc (Hons), joint honors in chemistry and geology. She began her career working as a postdoctoral research assistant in the chemistry department of Keele University, Staffordshire, where she worked on a project that investigated the development of age related macular degeneration, which was funded by Wellcome Trust. She worked there from May 1997 until March 1998, when she became a CIMIT Research Fellow at the Wellman Labs of Photomedicine, at Massachusetts General Hospital, Harvard Medical School, Boston, Massachusetts. There, Dr. Mulroy managed a project that investigated photochemical tissue bonding and its application in corneal surgery. She was awarded a fellowship from the Center for Innovative Minimally Invasive Therapy and a patent has been submitted for the technique developed.

Dr. Jason Teckoe, 31, has served as Project Manager responsible for developing the XGel(TM) film system and NRobe(TM) tablet and powder technologies since April 2001. He joined BioProgress from Porvair Advanced Materials in Kings Lynn, where he was New Product Development Leader responsible for formulation development and manufacture of synthetic microporous plastic moulds for use in the ceramics industry. Prior to that, Dr. Teckoe was a postdoctoral research assistant at the University of Reading, where he investigated the fundamentals of polymer crystallization. Dr. Teckoe gained his PhD in polymer physics from the University of Reading in 1998. Part of his research involved developing a new model for the internal microstructure of advanced polymer fibers and their composites. Before that, Dr. Teckoe gained an MSc in polymer science from the University of Lancaster, following several months work at the SINTEF research organization in Oslo, Norway, where he synthesized and developed a range of novel biodegradable polymers for the agrochemical industry. Dr. Teckoe also has a BSc (Hons) in chemistry with computer-based technology from the University of Warwick and is a member of the Royal Society of Chemistry, the Society of Chemical Industry and the Institute of Physics.

Simon F. Jones, 38, has served as Intellectual Property Manager for the Company since June 1991. He has received a Bachelor of Science Degree (Hons) in Applied Chemistry (4 year degree) from Hertford University in 1987 and also a Master of Science Degree in Management of Intellectual Property from Queen Mary and Westfield College, University of London, in 1994. Prior to his affiliation with the Company, he has had experience in industrial chemical and pharmaceutical laboratories, sales and purchasing, and immediately prior to his master’s Degree, spent over three years working for Derwent Publications, as an Information Scientist. Subsequent to completing his Master’s Degree and immediately before taking up his position with the Company, he spent approximately 5 years training in a private law firm, (including 1 year outpost position in the chemical industry, to assist a client) to qualify as an Intellectual Property Lawyer.

Alan Clarke, 52, has agreed to join the board following the Reincorporation. He is currently chairman of Venturia Plc for which he has been a director since July 2002 with responsibility for developing strategic options and undertaking a review and restructuring of executive management. In 2001 Mr. Clarke was engaged by both Marsh Finance Ltd. and Highpoint Group to provide strategic advice and other services. Between 1998 and 2000, Mr. Clarke served as chief financial officer and a director of Top jobs.net plc During the same time he served as a director of and was hired to provide strategic, corporate finance and restructuring advice to the Heyco Group of Companies and its shareholders. From 1996 to 1998 he served as Finance Director and Managing Director of Fatty Arbuckles Group. Mr. Clarke is a qualified chartered accountant who was a partner at Ernst & Young from 1986 to 1996.

Graham Cole, 56, has agreed to join the board of directors following the Reincorporation. He presently serves as a non-executive director and consultant to a variety of UK growth companies (both private and public). He was a corporate finance director of Beeson Gregory Ltd., an investment bank focusing on European growth companies from 1995 to 2002. He currently serves as a non-executive director of Stage Coach Theartre Arts PLC, Claims People PLC, Vantic PLC, Northamber PLC and Recruitment Investment Group Ltd. He was a partner at Deloitte Haskins & Sells (subsequently Coopers & Lybrand) from 1979 to 1995. He is a chartered public accountant and received a Bachelor of Arts in Economics from Exeter University.

AUDIT AND COMPENSATION COMMITTEE

BioProgress Technology International has not historically had a separate audit or compensation committee but these functions have been performed by the full board. BioProgress PLC is establishing an audit and compensation committee to be comprised solely of independent non-executive directors.

The Audit Committee will oversee the financial reporting process on behalf of the board of directors and will be composed of independent non-executive directors who are not officers or employees of the Company. Management has the primary responsibility for the financial statements and the reporting process, including the systems of internal controls. In fulfilling its oversight responsibilities, the Audit Committee will review the audited financial statements with management, including a discussion of the quality and the acceptability of financial reporting and controls. The Audit Committee will review with the independent auditors, who are responsible for expressing an opinion on the conformity of those audited financial statements with generally accepted accounting principles, their judgments as to the quality and the acceptability of financial reporting and such other matters as are required to be discussed with the Audit Committee under generally accepted auditing standards. In fulfilling its oversight responsibilities, the Audit Committee will review the audited financial statements with the independent auditors. The Audit Committee will discuss with the independent auditors their continued independence. The Audit Committee will review and approve any non-auditing services to be provided by the auditors prior to the firm being retained to perform such services. The Audit Committee will oversee the financial reporting process on behalf of the Board. Management is responsible for the Company’s financial reporting process including its system of internal control, and for the preparation of consolidated financial statements in accordance with generally accepted accounting principles. The independent auditors are responsible for auditing those financial statements. The Audit Committee’s responsibility is to monitor and review these processes. It is not their duty or responsibility to conduct auditing or accounting reviews or procedures.

The Compensation Committee will review and set the compensation of the executive officers of BioProgress PLC. The executive compensation program is designed to attract and retain highly qualified executives and to motivate them to contribute to BioProgress PLC’s goals and objectives and its overall financial success. Compensation for executives consists of both cash and equity-based compensation. In determining executive compensation, the Compensation Committee will review and evaluates information supplied by management and base decisions on management recommendations as well as on BioProgress PLC’s performance and on the individual’s contribution and performance. The Compensation Committee will review the salary of each executive officer in relation to previous salaries, personal performance, and salaries of executive officers in the industry and general economic conditions. The salaries will be set at levels intended to motivate and retain highly qualified executives whom the Board believes are important to the continued success of BioProgress PLC. Any annual incentive payments to executive officers will be intended to encourage and reward excellent individual performances by managers who make significant contributions to the financial success of BioProgress PLC. BioProgress PLC will grant stock options to provide long-term incentives for the executive officers. The option grants are designed to better align the interests of the executive officers with those of the stockholders and to provide each individual with a significant incentive to manage from the perspective of an owner and to remain employed by BioProgress PLC. The number of shares subject to each option grant will be based on the officer’s level of responsibility, relative position within BioProgress PLC, and is approved by the Board of Directors.

DIRECTOR AND EXECUTIVE COMPENSATION

Director Compensation

Mr. Glynn-Jones will be paid an annual director and chairman’s fee of £35,000. In addition Mr. Glynn-Jones will be given an option to subscribe for up to 20 units on or before December 31, 2006. Each unit will be comprised of 7,500 ordinary shares and warrants to purchase up to 15,000 ordinary shares. The price per unit will be $2,475 (which is equivalent to $0.33 per share). The units may be paid for in dollars or their pounds sterling equivalent at the time of purchase. The warrants are exercisable at a prices ranging from $1 to $10 and expire on December 31, 2006. The terms of purchase and of the warrants will be substantially the same as the terms of a previous private placement conducted by BioProgress Technology International, Inc. staring in February 2002 and described under “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources.”

Messrs. Clarke and Cole will be paid an annual director’s fee of £23,000. They will also be granted an option to purchase 6 units which are identical to those offered to Mr. Glynn-Jones. As Mr. Clarke has agreed to be responsible for establishing the audit committee we may ask him to devote approximately two days per month over the first six months following the Reincorporation to establishing the audit committee’s procedures and to review and if necessary improve our financial reporting system. We will pay him a per diem amount which will be agreed with Mr. Clarke for these additional efforts.

Executives will not receive additional compensation for serving on the board of directors.

Executive Compensation

The following summary compensation table sets forth the compensation of Barry J. Muncaster, the Chief Executive Officer of BioProgress Technology International and our other four most highly compensated executive officers (the “Named Executive Officers”) for our last three completed fiscal years.

Summary Compensation Table

					Long-Term Compensation
	Annual Compensation				Restricted Stock Award(s) ($)	Awards Securities Underlying Stock Options(#)		All Other Compensation ($)

Name and Principal Position	Fiscal Year	Salary($)		Bonus($)(1)
Barry J. Muncaster	2002	138,425	(5)	—		—		1,040	(3)
Chief Executive Officer	2001	284,901	(5)	—		—		1,896	(3)
and Chairman	2000	149,162		76,338		100,000	(2)	692	(3)

Malcolm D. Brown	2002	149,043	(5)	—	—	—		1,300	(3)
Executive Vice President,	2001	215,798	(5)	—	—	—		1,178	(3)
Research and Development and Director	2000	111,556		76,338	—	100,000	(2)	1,205	(3)

Graham R. M. Hind	2002	94,042	(5)	—	—	1,650,000	(8)	1,910	(3)
Vice President of Sales and	2001	165,166	(5)	—	—	—		2,438	(3)
Marketing and Director	2000	111,556		76,338	—	100,000	(2)	1,731	(3)

Edward Z. Nowak Head of Research and Development	2002	88,242		—	—	—		1,296	(7)

Simon F Jones Manager Intellectual Property	2002	72,470		—	—	92,500	(10)	371	(7)

James T. C. Longley(6)	2001	222,563	(5)	—	—	—		1,760	(3)
Chief Financial Officer,	2000	112,039		76,338		100,000	(2)	513	(3)
Treasurer, Secretary, and
Director

Greg L. Bowers(9)	2001	157,917	(5)	—	—	—		4,442	(3)
President of BioProgress	2000	125,000		37,500	—	100,000	(2)	14,553	(4)
Technology and Director

(1)	The figures reported in the bonus column represent amounts earned and accrued for each year and do not include amounts paid in each year which were earned and accrued in the prior year.
(2)	Consists of an option granted on November 27, 2000 to purchase 100,000 shares of Common Stock at an exercise price of $1.50 per share exercisable prior to December 31, 2005.
(3)	Consists of health insurance and membership fees.
(4)	Consists of a $9,000 automobile allowance, $881.40 for life insurance and $4,671.60 for health insurance.
(5)	The following amounts of compensation were accrued but unpaid during the fiscal years ended:

Name	December 31, 2002	December 31, 2001
Barry J. Muncaster	$50,000	$84,875
James T. C. Longley	$45,000	$200,000
Malcolm D. Brown	$50,000	$52,500
Greg L. Bowers	$0	$0
Graham R. M. Hind	$35,000	$37,625
Simon F. Jones	$0	$0

(6)	Mr. Longley resigned in March 2002 at which time the $200,000 of accrued but unpaid compensation was paid to him.
(7)	Consists of Healthcare insurance.
(8)	Consists of options granted on October 10, 2002, to purchase up to 1,000,000 shares of common stock at $0.35 per share at any time and 650,000 shares at $0.50 per share after the Company has earned at least £1,000,000 of pre-tax profit, in each case exercisable before December 31, 2005.

(9)	Mr. Bowers resigned in July, 2002.
(10)	Consists of an option granted on April 23, 2002, exercisable at any time before February 1, 2005, for up to 2,500 shares of Common Stock at a price of $0.54 per share, and granted October 17, 2002, exercisable at any time before November 1, 2004, for up to 60,000 shares of Common Stock at a price of $0.60 per share, and exercisable at any time before November 1, 2004 for up to 30,000 shares of Common Stock at a price of $1.00 per share.

Option Grants to Named Executive Officers

The following table contains information relating to grants of options to the Named Executive Officers during fiscal year 2002.

	Individual Grants(1)						Potential Realizable Value At Assumed Annual Rates of Stock Price Appreciation For Option Term
Name	Number of Securities Underlying Options Granted(#)		Percent of Total Options Granted to Employees in Fiscal Year 2002		Exercise or Base Price ($/sh)	Expiration Date	0% ($)(4)		5% ($)		10% ($)
Barry J. Muncaster	—		—		—	—		—		—		—
Malcolm D. Brown	—		—		—	—		—		—		—
Graham R. M. Hind	1,000,000 650,000	(3)	52.8	%(1)	0.35 0.50	12/31/05 12/31/05	$ $	0 0	$ $	24,986 0	$ $	86,191 0
Edward Z. Nowak	—		—		—	—		—		—		—
Simon F. Jones	2,500 60,000 30,000		3.0	%(2)	0.54 0.60 1.00	02/01/05 11/01/04 11/01/04	$ $ $	475 0 0	$ $ $	551 0 0	$ $ $	626 0 0

(1)	Represents the percentage that all 1,650,000 options represent of options granted to all employees in 2002.
(2)	Represents the percentage that all 92,500 options represent of options granted to all employees in 2002.
(3)	These options are only exercisable after the Company has earned pre-tax profit of £1,000,000.
(4)	Represents the value on the date of grant as calculated by the difference between the exercise price and the closing price of the common stock on the date of grant.

Exercise of Options

During fiscal year 2002, certain Named Executive Officers exercised options to purchase common stock of BioProgress Technology International as follows:

	Shares Acquired on Exercise at Exercise Price of $0.35		Shares Acquired on Exercise at Exercise Price of $0.75		Number of Securities Underlying Unexercised Options at Year End		Value of Unexercised In-the-Money Options at Year End(2)
Name	Number of Shares	Value Realized(5)	Number of Shares	Value Realized	Exercisable	Unexercisable	Exercisable		Unexercisable
Barry J. Muncaster	100,000	$7,000	20,000	$0	480,000	—	—		—
Graham R. Hind	100,000	$7,000	—	—	1,500,000	650,000	$150,000	(3)	$0
Malcolm D. Brown	100,000	$7,000	20,000	$0	480,000	—	—		—
James T. C. Longley(1)	100,000	$7,000	21,043	$0	478,957	—	—		—
Greg L. Bowers(6)	—	$—	—	—	600,000	—	$15,000	(4)	—
Edward Z. Nowak	—	$—	—	—	600,000	—	$15,000	(4)	—
Simon F. Jones	—	$—	—	—	92,500	—	—		—

(1)	Mr. Longley resigned in March 2002.
(2)	Based on a closing price of $0.50 per share on December 31, 2002.
(3)	Comprised of an option to purchase up to a 1,000,000 shares at an exercise price of $0.35 per share.
(4)	Comprised of an option to purchase up to a 100,000 shares at an exercise price of $0.35 per share.
(5)	Based on a closing price of $0.42 per share on November 15, 2002, the trading day prior to the date of exercise. No price was reported on November 18, 2002, the date of exercise.
(6)	Mr. Bowers resigned in July 2002.

Employment Agreements and Termination of Employment and Change-in-Control Arrangements

BioProgress Technology International has employment agreements with each of the Named Executive Officers which will continue with BioProgress PLC. The following summary of certain provisions of the employment agreements does not purport to be complete and is subject to and is qualified in its entirety by reference to the actual text of the employment agreements, copies of which are exhibits to the registration statement of which this proxy statement/prospectus is a part. Each of such executive officers waived the salary due to him in 1999 by virtue of his respective employment agreement.

Employment Agreements with Barry J. Muncaster, Malcolm D. Brown, Edward D. Nowak and Graham R. M. Hind.

On January 25, 1999, BioProgress Technology International entered into an employment agreement with each of Barry J. Muncaster, Malcolm D. Brown, Edward D. Nowak and Graham R. M. Hind. All of the terms of such employment agreements are the same, except for the positions held by such executive officers, as follows: Mr. Muncaster is to serve as the Chief Executive Officer; Mr. Brown is to serve as our Executive Vice President of Research and Development; Mr. Nowak is to serve as the Director of Research and Development; and Mr. Hind is to serve as the Vice President. Each such executive officer serves in a similar capacity with BioProgress Technology International, BioProgress Technology Limited and DHA Nutrition Limited (UK), for which he receives no additional compensation.

Each employment agreement is for a term of five (5) years. Pursuant to the employment agreement, the executive officer is entitled to receive cash compensation of $2,000 per month, subject to upward revision by the Board of Directors every six months during the term of the employment agreement. The employment agreement also provides for a grant to the executive officer of an option which is exercisable on or before December 31, 2003. This option grants the executive officer the right to purchase up to 500,000 shares Common Stock in 100,000 share increments at prices per share of $0.35, $0.75, $1.25, $1.75 and $2.25, respectively. The executive officer must be an employee of the Company at the time that the options are exercised. In addition, under Mr. Nowak’s employment agreement, these shares are to be registered under applicable securities laws before issuance.

Barry J. Muncaster has agreed to retire as a director and officer of BioProgress Technology International and its subsidiaries upon completion of the Reincorporation. At the effective time of the Merger, Mr. Muncaster’s employment agreement will terminate with no further obligations on either party (other than the payment of any salary which has been earned but not yet paid or the reimbursement of any expenses incurred up to such date). Mr. Muncaster has agreed to continue to assist BioProgress PLC and its subsidiaries as a part time consultant for one year following the Reincorporation (subject to extension by agreement of the parties) pursuant to a consultancy agreement between Mr. Muncaster and BioProgress PLC. Mr. Muncaster has agreed to be available to provide advice for 12 days per month and will receive a consultancy fee of £96,000 per annum. BioProgress Technology International and Mr. Muncaster have agreed to amend the Option Agreement with Mr. Muncaster to provide that Mr. Muncaster may exercise his outstanding options (in accordance with their other terms) so long as he is either an employee of or consultant to BioProgress Technology International, its parent or subsidiaries. Mr. Graham Hind has agreed to accept the role of Managing Director of BioProgress PLC and after the Reincorporation to act as chief executive officer of BioProgress PLC and its subsidiaries. Due to the assumption of these additional duties, Mr. Hind’s annual compensation will be increased to £140,000 per year.

Following the Reincorporation, Mr. Malcolm Brown will reduce his work to a part time basis (approximately three days per week) and his annual compensation will thus be reduced to £75,000 per year.

Following the Reincorporation, BioProgress PLC expects to, but has no binding obligation to, establish a UK pension plan for the executives.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

The Jade Partnership International, Inc.

Jade is an affiliate of BioProgress Technology International because at the time of the transaction discussed below, Messrs. Muncaster and Brown were, and continue to be, controlling shareholders, directors and officers in Jade, and Jade was, and continues to be, a major shareholder in our common stock.

On April 1, 1998, we entered into a consulting and option agreement with Jade. According to the agreement, Jade assisted us in obtaining equity and debt financing, and provided general business management, administration services, international licensing and sales and marketing strategies. In the opinion of BioProgress Technology International, all transactions were at arms length. This agreement provided that BioProgress Technology International was to pay $50,000 per month as a fee to Jade which, at the option of Jade, was convertible into BioProgress Technology International’s Common Stock at a price of $0.28 per share. On December 16, 1999, Jade elected to convert $356,595 of fees outstanding under the agreement into 1,273,556 shares of the Common Stock. BioProgress Technology incurred management charges of $150,000 during 2000 and $600,000 in 1999 with respect to the agreement. The balance due from Jade to BioProgress Technology International at December 31, 2001 was $390,703 which mostly represents amounts advanced by BioProgress Technology International to Jade, with $111,323 due from Jade at December 31, 2000. This agreement was canceled on March 31, 2000 and no further amounts will be paid by us to Jade under the agreement. In March 2002, Jade paid $200,000 to Mr. Longley on behalf of the Company and recharged this amount to the Company. Jade paid this for the Company due to a cash shortage at the Company.

TruTona International, Inc.

TruTona is an affiliate of BioProgress Technology International since Messrs. Muncaster, Longley and Brown were at the time of the transaction, and continue to be, directors, officers and significant shareholders of TruTona and, other than Mr. Longley, of BioProgress Technology International. On February 15, 1999, BioProgress Technology International acquired from TruTona patents, licenses and trademarks relating to a broad range of products. BioProgress Technology International paid TruTona $1,500,000 in the acquisition, half in the form of 1,875,000 shares of Common Stock and half paid on or before December 31, 1999 in cash.

In connection with the acquisition of such patents, licenses and trademarks, BioProgress Technology International have recognized license fee revenues of approximately $2,000 in 2001 and $133,600 in 2000, relating to a previous license agreement between TruTona and EcoProgress that has been assigned to BioProgress Technology International. BioProgress Technology International had a balance of $58,382 due from TruTona at December 31, 2001, and $56,382 due to it in 2000.

U.S. Property

Our US offices are provided by our director, Larry Shattles, for a nominal rent.

Larry Shattles

In February 2003 one of our directors, Larry Shattles, exchanged his and his family’s shares of common stock in BioProgress Technology International for preferred shares of BioProgress Technology International carrying a right to approximately 1.2% of the voting, dividend and liquidation rights. These shares will remain outstanding following the Merger.

DESCRIPTION OF BIOPROGRESS PLC SHARE OPTION SCHEME

BioProgress PLC is proposing to adopt a share option scheme under the terms set forth below. In the United Kingdom, a share option scheme can be either an Approved Scheme (approved by the Inland Revenue of the United Kingdom) or an Unapproved Scheme or a combination of both. The BioProgress PLC scheme will be a combination of both.

Summary of the proposed BioProgress PLC Share Option Scheme 2003 (the “Proposed Scheme”).

General

The Proposed Scheme is divided into two parts, of which one will be approved by the Inland Revenue under the Income and Corporation Taxes Act 1988 (which will confer certain tax reliefs on participants) and the other will not. The two parts are identical in all material respects unless indicated to the contrary in this summary.

Eligibility

Employees (regardless of their hours of work) and directors (who are obliged to devote at least 25 hours a week to their duties) of BioProgress PLC and its subsidiaries and who are not within two years of their contractual retirement age and who are not otherwise excluded by the relevant legislation will be eligible to participate in the Proposed Scheme. Decisions relating to the Proposed Scheme will be made by the Board or a duly authorized committee. Options are a matter entirely separate from participants’ contracts of employment.

Grant of Options

Options may be granted at any time within 42 days after the approval of the Proposed Scheme by the Inland Revenue and thereafter within the 42 days following the announcement by BioProgress PLC of its results for any period. Options may also be granted at other times which the board of directors considers to be sufficiently exceptional.

No payment will be required for the grant of an option. Options are not transferable other than where, virtue of a participant’s death, they may be exercised by his personal representatives.

Limit on the Issue of Shares under the Executive Scheme

The maximum number of Shares over which options may be granted under the Proposed Scheme shall be 5% of the BioProgress PLC’s issued ordinary share capital from time to time. Options granted under any other discretionary share option scheme operated by BioProgress PLC shall not count for the purposes of this limit and vice versa.

Limit on Individual Participation

No person may, unless the board of directors determines otherwise, in a calendar year be granted options over shares worth more than 100 per cent. of his annual remuneration. This limit is four times remuneration in respect of the first grant of options to an eligible executive after he joins.

The aggregate market value (as at the date of grant) of shares which may be held under option by an individual at any one time under the Inland Revenue approved part of the Proposed Scheme or any other approved executive share option scheme established by BioProgress PLC shall not exceed £30,000 or such other limit may apply from time to time.

Option Price

The price per ordinary share payable on the exercise of an option will not be less than the higher of:

(a)	the average middle-market quotation for an ordinary share as derived from the Official List on the three dealing days before the option was granted—in respect of options granted under the Inland Revenue approved part of the Proposed Scheme, for so long as the Company’s shares shall be admitted to trading on Alternative Investment Market options will not be granted at less than the then market value as agreed with the Shares Valuation Division of the Inland Revenue; and

(b)	the nominal value of an ordinary share.

Exercise of Options

An option will not normally be exercisable until three years from its grant. Options will lapse 10 years from the date granted. On termination of the employment of an option holder by reason of death an option will remain exercisable for 12 months from death. On termination of employment by reason of redundancy, ill health or disability an option will remain exercisable for 6 months from termination. Exercise of options following termination of employment in other circumstances will be at the discretion of the board of directors. Exercise is permitted on a reconstruction, takeover or winding-up of BioProgress PLC.

The board of directors intends to set performance conditions on the exercise of options.

Rights attaching to Shares

All ordinary shares issued under the Proposed Scheme will rank equally with all other ordinary shares for the time being in issue (except for any rights arising by reference to a record date before the date of issuance).

Variation of Capital

In the event of any variation of share capital the Board may make such adjustments as it so determines.

Alterations to the Executive Scheme

The board of directors may not alter the Proposed Scheme to the advantage of participants without the prior consent of shareholders in general meeting (save for minor changes to benefit the administration of the Proposed Scheme to take account of a change in legislation or to obtain or maintain favorable tax, exchange control or regulatory treatment for a participant or BioProgress. Amendments may be made to options to reflect overseas taxation, securities or exchange control laws provided that the overall terms of such options are not more favorable as a result than those granted to other executives. Prior Inland Revenue approval is required to any change to the approved part of the scheme.

LEGAL MATTERS

The validity of the BioProgress PLC ordinary shares offered hereby will be passed upon by Dechert.

EXPERTS

The consolidated financial statements of BioProgress Technology International, Inc. as at and for the year ended December 31, 2002, have been audited by Grant Thornton and have been included in this prospectus and in the registration statement of which this prospectus forms a part in reliance on the authority of such firm as experts in accounting and auditing.

The financial statements in this proxy statement/prospectus for the calendar years ended December 31, 2001 and 2000 have been included in reliance on the reports of Arthur Andersen LLP, independent public accountants, given on the authority of said firm as experts in auditing and accounting. Arthur Andersen LLP has not consented to the inclusion by of their report in this proxy statement/prospectus, and we have dispensed with the requirement to file their consent in reliance on Rule 437 under the Securities Act. Because Arthur Andersen LLP has not consented to the incorporation of their report in this proxy statement/prospectus, you may not be able to recover against Arthur Andersen LLP under Section 11 of the Securities Act for any untrue statement of a material fact contained in the financial statements audited by Arthur Andersen LLP or any omissions to state a material fact required to be stated in those financial statements.

ENFORCEMENT OF CIVIL LIABILITIES AGAINST FOREIGN PERSONS

BioProgress PLC is a public limited company organized under the laws of England and Wales. A majority of BioProgress PLC’s directors and executive officers are resident outside of the United States and most of the assets of BioProgress PLC are located outside of the United States. It may not be possible for investors: (1) to effect service of process upon certain of our directors and officers, or (2) to enforce judgements of courts of the United States predicated upon the civil liability of such persons under the United States securities laws against any such persons in the courts of a foreign jurisdiction including the United States. BioProgress PLC has been advised by its English legal counsel, Dechert, that there is also doubt as to the direct enforceability in England against any of these persons, in an original action or in an action for enforcement of judgments of United States courts, of civil liabilities predicated solely upon the federal securities laws of the United States. Individual stockholders of an English company, including U.S. persons, have the right under English law to bring lawsuits on behalf of the company in which they are a stockholder, and on their own behalf against the company, in certain limited circumstances. See “Comparison of Stockholder Rights.”

BIOPROGRESS TECHNOLOGY INTERNATIONAL, INC.

BIOPROGRESS TECHNOLOGY INTERNATIONAL, INC. AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2002, 2001 and 2000

Report Of Independent Public Accountant

To The Board of Directors

BioProgress Technology International, Inc:

We have audited the accompanying consolidated balance sheet of BioProgress Technology International, Inc. (a Nevada corporation) and subsidiaries as of December 31, 2002, and the related consolidated statement of operations, changes in stockholders’ equity and cash flows for the year then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of BioProgress Technology International, Inc. and its subsidiaries as of and for the years ended December 31, 2001 and 2000, were audited by other auditors who have ceased operations and who’s report dated May 9, 2002 included an explanatory paragraph that described certain uncertainties regarding the Company’s ability to continue as a going concern. The other auditors expressed their opinion prior to the restatement discussed in Note 2.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of BioProgress Technology International, Inc. and subsidiaries as of December 31, 2002, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 3 to the consolidated financial statements, the Company has suffered recurring losses from operations that raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to this matter are also described in Note 3. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

As discussed above, the consolidated financial statements of BioProgress Technology International, Inc. and its subsidiaries as of December 31, 2001 and 2000, and for the years then ended were audited by other auditors who have ceased operations. As described in Note 2, these financial statements have been restated to correct the accounting for certain warrants. We audited the adjustments described in Note 2 that were applied to restate the 2001 and 2000 financial statements. In our opinion, such adjustments are appropriate and have been properly applied. However, we were not engaged to audit, review, or apply any procedures to the 2001 and 2000 financial statements of the Company other than with respect to such adjustments and, accordingly, we do not express an opinion or any other form of assurance on the 2001 and 2000 financial statements taken as a whole.

As discussed in Notes 4 and 11 to the consolidated financial statements, the Company adopted Statement of Financial Accounting Standard 142, “Goodwill and Other Intangible Assets.”

GRANT THORNTON

Cambridge, England

April 28, 2003 (except for paragraph (d) of Note 17,

as to which the date is May 6, 2003)

THIS IS A COPY OF A PREVIOUSLY ISSUED ARTHUR ANDERSEN LLP REPORT

THIS REPORT HAS NOT BEEN REISSUED BY ARTHUR ANDERSEN LLP.

SEE EXHIBIT 23 FOR FURTHER DISCUSSION.

BIOPROGRESS TECHNOLOGY INTERNATIONAL, INC. AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2001 and 2000

Together with Auditors’ Report

Report Of Independent Public Accountant

To BioProgress Technology International, Inc:

We have audited the accompanying consolidated balance sheets of BioProgress Technology International, Inc. (a Nevada corporation) and subsidiaries as of December 31, 2001 and 2000, and the related consolidated statements of operations, changes in stockholders’ equity and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of BioProgress Technology International, Inc. and subsidiaries as of December 31, 2001 and 2000, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the consolidated financial statements, the Company has suffered recurring losses from operations that raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to this matter are also described in Note 2. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

ARTHUR ANDERSEN LLP

New York, New York

May 9, 2002

BIOPROGRESS TECHNOLOGY INTERNATIONAL, INC.

CONSOLIDATED BALANCE SHEETS

As of December 31,

	Note	2002	2001	2000
			(As restated)	(As restated)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents		$11,396	$5,851	$3,818,717
Marketable securities	6	—	210,630	362,423
Accounts receivable		39,243	193,388	826,251
Amounts due from related parties	10	340,535	484,085	365,705
Prepaid expenses and other current assets		197,137	729,681	466,172

Total current assets		588,311	1,623,635	5,839,268

PROPERTY, PLANT AND EQUIPMENT, net	5	570,316	1,383,673	881,463
EQUITY INVESTMENTS, net		—	559,377	20,482
OTHER LONG TERM ASSETS		394,682	362,899	—
GOODWILL	11	4,088,369	4,914,919	5,425,389
INTANGIBLE ASSETS, net	7	20,894	958,200	1,094,506

Total assets		$5,662,572	$9,802,703	$13,261,108

LIABILITIES AND STOCKHOLDERS’ EQUITY CURRENT LIABILITIES:
Bank overdraft		$644,823	$332,738	$—
Accounts payable		1,122,648	749,594	173,185
Amounts owed to related parties	10	381,134	377,219	—
Accrued rent deposit		394,682	362,899	—
Accrued expenses and other current liabilities		1,276,574	517,651	422,230
Unit penalty liability	13	535,875	—	—
Income tax payable		168,462	—	—
Deferred tax liability	9	30,484	—	—
Deferred revenue		—	1,326,900	1,763,305

Total current liabilities		4,554,682	3,667,001	2,358,720

Redeemable convertible preferred stock, Series A, par value $1.00, 1,250,000 shares authorized; 0, 2,000, and 2,000 issued and outstanding as of December 31, 2002, 2001, and 2000	12	—	3,900	3,120
Redeemable convertible preferred stock, Series B, par value $2.50, 3,750,000 authorized; 167,000, 167,000, and 108,000 issued and outstanding as of December 31, 2002, 2001, and 2000	12	764,960	602,970	288,040

		764,960	606,870	291,160
COMMITMENTS AND CONTINGENCIES	8	—	—	—
STOCKHOLDERS’ EQUITY:
Common stock, $0.001 par value— 75,000,000 shares authorized; 50,120,846, 47,631,572, and 45,611,541 shares issued and outstanding as of December 31, 2002, 2001, and 2000 respectively		50,121	47,632	45,612
Additional paid-in capital		28,742,177	27,151,041	24,465,769
Accumulated deficit		(28,691,539)	(21,794,168)	(13,965,076)
Accumulated other comprehensive income		242,171	124,327	64,923

Total stockholders’ equity		342,930	5,528,832	10,611,228

Total liabilities and stockholders’ equity		$5,662,572	$9,802,703	$13,261,108

The accompanying notes to the consolidated financial statements are an  integral part of these consolidated balance sheets.

BIOPROGRESS TECHNOLOGY INTERNATIONAL, INC

CONSOLIDATED STATEMENT OF OPERATIONS

For the year ended December 31,

	2002	2001	2000
		(As Restated)	(As Restated)
NET REVENUE	$2,317,571	$966,738	$925,351
COST AND EXPENSES:
Cost of revenues	97,462	208,585	20,902
Research and development costs	87,994	1,225,299	523,085
General and administrative expenses	4,580,850	3,104,957	2,777,325
Depreciation	271,530	278,651	134,120
Amortization of intangible assets	937,606	136,606	137,783
Realized and unrealized loss (profit) on marketable Securities	134,539	422,784	(46,369)
Financing Costs	630,728	—	—
Amortization of goodwill.	—	678,176	678,174
Goodwill impairment.	826,550	—	—
Management Fees.	—	—	150,000
Professional fees	640,642	1,204,636	842,293
Stock based sales consulting fees	—	403,648	2,598,484

Total cost and expenses	8,207,901	7,663,342	7,815,797

LOSS FROM OPERATIONS	(5,890,330)	(6,696,604)	(6,890,446)
Loss on sale of fixed assets	(216,252)	—	—
Share of loss from equity investment	(435,641)	(441,017)	(29,517)

NET LOSS BEFORE DIVIDENDS PAYABLE AND ACCRETION OF PREFERRED STOCK AND INCOME TAX PROVISION	(6,542,223)	(7,137,621)	(6,919,963)
Provision for income taxes	(158,613)	—	—

NET LOSS BEFORE DIVIDENDS PAYABLE AND ACCRETION OF PREFERRED STOCK	(6,700,836)	(7,137,621)	(6,919,963)
Dividends payable and accretion of preferred stock	(196,535)	(691,471)	(2,563,872)

NET LOSS APPLICABLE TO COMMON SHAREHOLDERS	(6,897,371)	(7,829,092)	(9,483,835)

NET LOSS PER COMMON SHARE—BASIC AND DILUTED	$(0.14)	$(0.17)	$(0.23)

WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING	48,662,980	45,730,823	40,401,395

The accompanying notes to the consolidated financial statements are an  integral part of these consolidated statements

BIOPROGRESS TECHNOLOGY INTERNATIONAL, INC.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

December 31, 2002, 2001 and 2000

	Common		Additional Paid-in Capital
	Share	Amount
			(As restated)
BALANCE at January 1, 2000	36,002,800	$36,002	$9,861,562
Net loss	—	—	—
Currency translation adjustment	—	—	—
Comprehensive loss	—	—	—
Dividends payable	—	—	—
Conversion of Series A preferred stock	97,950	98	58,166
Conversion of Series B preferred stock	9,297,046	9,298	11,630,604
Accretion of Series A and Series B preferred stock to redemption rate at December 31, 2001	—	—	—
Issuance of options	—	—	105,000
Issuance of common shares	213,745	214	211,953
Issuance of warrants	—	—	2,598,484

BALANCE at December 31, 2000	45,611,541	45,612	24,465,769
Net loss	—	—	—
Currency translation adjustment	—	—	—
Comprehensive loss	—	—	—
Dividends payable	—	—	—
Conversion of Series B preferred stock	909,300	909	1,421,235
Accretion of Series A and Series B preferred stock to redemption rate at December 31, 2001	—	—	—
Issuance of common shares	1,110,686	1,111	860,389
Issuance of warrants	—	—	403,648

BALANCE at December 31, 2001	47,631,527	47,632	27,151,041
Net loss	—	—	—
Currency translation adjustment	—	—	—
Comprehensive loss	—	—	—
Dividends payable	—	—	—
Accretion of Series A and Series B preferred stock to redemption rate at December 31, 2002	—	—	—
Issuance of unit warrants for services	—	—	204,842
Issuance of common shares	801,815	802	413,326
Exercise of options	461,043	461	185,321
Issuance of common shares in connection with sale of units	1,226,461	1,226	787,647

BALANCE at December 31, 2002	50,120,846	$50,121	$28,742,177

The accompanying notes to the consolidated financial statements are an  integral part of these consolidated statements.

BIOPROGRESS TECHNOLOGY INTERNATIONAL, INC.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

December 31, 2002, 2001 and 2000

	Accumulated Deficit	Accumulated Other Comprehensive (Loss) Income	Total Stockholders’ Equity (Deficit)
	(As Restated)		(As Restated)
BALANCE at January 1, 2000	$(4,481,241)	$2,095	$5,418,418
Net loss	(6,919,963)	—	(6,919,963)
Currency translation adjustment	—	62,828	62,828

Comprehensive loss	—	—	(6,857,135)
Dividends payable	(158,425)	—	(158,425)
Conversion of Series B preferred stock	—	—	58,264
Conversion of Series B preferred stock	—	—	11,639,902
Accretion of Series A and Series B preferred stock to redemption rate at December 31, 2001	(2,405,447)		(2,405,447)
Issuance of options	—	—	105,000
Issuance of common shares	—	—	212,167
Issuance of warrants	—	—	2,598,484

BALANCE at December 31, 2000	(13,965,076)	64,923	10,611,228
Net loss	(7,137,621)	—	(7,137,621)
Currency translation adjustment	—	59,404	59,404

Comprehensive loss	—	—	(7,078,217)
Dividends payable	(10,415)	—	(10,415)
Conversion of Series B preferred stock	—	—	1,422,144
Accretion of Series A and Series B preferred stock to redemption rate at December 31, 2001	(681,056)		(681,056)
Issuance of common shares	—	—	861,500
Issuance of warrants	—	—	403,648

BALANCE at December 31, 2001	(21,794,168)	124,327	5,528,832
Net loss	(6,700,836)	—	(6,700,836)
Currency translation adjustment	—	117,844	117,844

Comprehensive loss	—	—	(6,582,992)

Dividends payable	(34,305)	—	(34,305)
Accretion of Series A and Series B preferred stock to redemption rate at December 31, 2002	(162,230)	—	(162,230)
Issuance of unit warrants for services	—	—	204,842
Issuance of common shares	—	—	414,128
Exercise of options	—	—	185,782
Issuance of common shares in connection with sale of units	—	—	788,873

BALANCE at December 31, 2002	$(28,691,539)	$242,171	$342,930

The accompanying notes to the consolidated financial statements are an  integral part of these consolidated statements.

BIOPROGRESS TECHNOLOGY INTERNATIONAL, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the year ended December 31,

	2002	2001	2000
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(6,700,836)	$(7,137,621)	$(6,919,963)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	408,136	1,093,133	950,079
Common shares issued in lieu of payment for services	70,731	—	—
Common shares issued in lieu of payment for professional fees	15,001	—	—
Common shares issued in lieu of employee bonuses and commissions	328,396	—	—
Loss on disposal of fixed assets	216,252	140,607	113,042
Impairment of intangible assets	801,000	—	—
Impairment of goodwill	826,550	—	—
Bad debt expense	63,224	—	—
Write off of prepaid financing costs	630,728	—	—
Impairment of equity advances	576,570	—	—
Share of loss of equity investment	435,641	441,017	29,517
Realized and unrealized loss on marketable securities	134,539	422,785	49,928
Compensation charge of stock options issued to employees	—	—	105,000
Issuance of warrants in connection with sale of units	204,842	—	—
Warrants issued for sales consulting services	—	403,648	2,598,484
Changes in operating assets and liabilities:
Accounts receivable	90,921	428,372	(624,448)
Net amounts receivable from related parties	143,550	(314,380)	(948,555)
Prepaid expenses and other current assets	(98,184)	(354,337)	(37,498)
Deferred revenue	(1,326,900)	(436,405)	541,351
Accounts payable	373,054	541,233	(184,750)
Accrued expenses and other current liabilities	1,679,301	617,154	50,465

Net cash used in operating activities	(1,127,484)	(4,154,794)	(4,277,348)

CASH FROM INVESTING ACTIVITIES:
Purchases of property, plant and equipment	(52,805)	(741,648)	(825,787)
Purchase of investments	—	(75,000)	(95,045)
Advances to The Healthy Forum	(28,000)	(706,400)	(198,000)
Proceeds from sale of marketable securities	76,091	48,116	—
Cash acquired from acquisition	—	14,907	—

Net cash used in investing activities	(4,714)	(1,460,025)	(1,118,832)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from sale of preferred stock	—	1,424,300	9,089,546
Proceeds from issuance of common shares in connection with the sales of units	788,873	—	—
Bank overdraft	312,085	332,738	—
Dividends paid	(34,305)	—	—

Net cash provided by financing activities	1,066,653	1,757,038	9,089,546

Effects of exchange rate changes on cash and cash equivalents	71,090	44,915	119,533

Net (decrease) increase in cash and cash equivalents	5,545	(3,812,866)	3,812,899
CASH AND CASH EQUIVALENTS, beginning of year	5,851	3,818,717	5,818

CASH AND CASH EQUIVALENTS, end of year	$11,396	$5,851	$3,818,717

Supplemental disclosure of cash flow information
Cash paid for interest	$12,296	$—	$—
Cash paid for income taxes	—	—	—

The accompanying notes to the consolidated financial statements are an  integral part of these consolidated statements.

Non Cash Transactions

During 2002, the Company converted $185,782 of “due to related parties” to equity by exercising options rather than paying cash to the directors and in return receiving cash for the exercising of the related options.

During 2002, the Company issued 519,411 shares of common stock to employees in lieu of payment of bonuses and commissions.

During 2002, the Company issued 22,500 shares of common stock to vendors in lieu of payment of professional services.

During 2002, the Company issued 205,594 shares of common stock to vendors in lieu of payment of services.

During 2002, Jade International, paid $200,000 directly to certain directors to reduce its obligation to the Company. This was treated as a reduction of the liability to the directors.

During the 2001 fiscal years 363,720 of Series B preferred stock were converted to 909,300 common shares, in accordance with the subscription agreements. See Note 12 to the financial statements.

During the 2001 fiscal year 15,336 shares of common stock were issued in lieu of dividends on the Series B preferred shares.

On January 18, 2001 the Company received 853,177 shares in Consolidated EcoProgress Technology, Inc. in settlement of outstanding debt of $238,889. On July 6, 2001 the company completed the acquisition of ProDesign Technology Limited. The initial consideration payable in respect of the acquisition was 125,000 shares of common stock. See Note 11 for further details.

On December 12, 2001 the Company entered into a common stock purchase agreement with Fusion Capital Fund II LLC. In connection with this agreement 970,350 shares of common stock were issued, although these shares cannot be sold, transferred or assigned until an effective registration statement has been filed. The Company has recorded $630,728 in prepaid expenses as of December 31, 2001.

The Company issued equity for debt of $29,977 in relation to services provided by Mark Pierce in his role as the Company’s attorney in 2000. The total number of common shares allocated was 32,703.

The accompanying notes to the consolidated financial statements are an  integral part of these consolidated statements.

BIOPROGRESS TECHNOLOGY INTERNATIONAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

for the years ended December 31, 2002, 2001 and 2000

1.    Backgrounds and Organization

History

The Company was incorporated in Nevada in 1996 as Famous Sam’s Group, Inc. In May 1996 the Company acquired all of the assets and liabilities of U.S. Flywheel, Inc., a California company, in exchange for shares in Famous Sam’s Group, Inc. which were distributed to the stockholders in U.S. Flywheel Inc. Famous Sam’s Group Inc. briefly was a restauranteur. In December 1997, Famous Sam’s Group Inc. changed its name to BioProgress Technology International, Inc. In 1997 the Company acquired its interest in BioProgress Technology Inc, as described in Note 11.

On December 18, 2002, the Board of Director approved the terms of the Reincorporation Plan, regarding the pending transaction with BioProgress plc, as described in Note 17.

Operations

The Company is engaged primarily in the research, development, manufacturing, marketing, sales and distribution of products that use water soluble and biodegradable films for the dietary supplement, pharmaceutical, recreational and cosmetic industries and other applications. The Company’s research and development operations are in the United Kingdom. The Company operates in one market segment.

2.    Restatement of Prior Periods

The Company is restating its financial statements for the years ended December 31, 2001 and 2000, and the first nine months ended September 30, 2002 due to incorrect accounting for the issuance of warrants issued for sales consulting services.

On December 1, 2000, the Company issued warrants to purchase 2,522,800 shares of its common stock to pay a third party in exchange for certain marketing, advertising, and distribution consulting services. Originally, the warrants were incorrectly valued on that date and amortized over a two year period. On December 1, 2001, the Company renegotiated the terms of the agreement and effectively modified the existing warrants. This was done by cancelling the original warrants and issuing new warrants to purchase 2,522,800 shares on December 1, 2001 with a lower exercise price. The Company had incorrectly reversed the original transaction from December 1, 2000 and then recorded an expense for the new warrants.

During the closing of its December 31, 2002 financial statements, the Company determined that it was necessary to restate previously reported interim and annual financial statements. The restatement was necessary because the Company incorrectly valued the warrants and amortized this expense over two years. In December 2000, the value of the warrants was originally recorded as $1.3 million. The Company has determined that the fair value should have been recorded as $2.6 million. The value of the warrants should have been expensed immediately as they were fully vested upon issuance. The original value of these warrants, $1.3 million, was incorrectly set up as a prepaid expense and amortized over a two-year period rather than expensing the full value of the warrants at the time of issuance. In 2001, the warrants were modified and the value of the modification was originally stated as $575,141 but the Company has determined that it should have been recorded as $403,648. The original value of the modification was incorrectly set up as a prepaid expense and amortized over the remainder of the original two year period rather than expensing the full value of the modification on December 1, 2001.

Restatement of the balance sheet as of September 30, 2002 and the operating results for the nine months then ended consist of the following adjustments: a decrease in general and administrative expense of $213,659; a decrease in prepaid expenses of $49,948; an increase in additional paid-in-capital of $2,426,991, and an increase in accumulated deficit of $2,476,939. The net impact of the restatement described above resulted in a decrease in net loss for the nine months ended September 30, 2002 of $213,659. The restated net loss for the period resulted in a decrease in the net loss and basic and diluted loss per share for the nine months ended September 30, 2002 of $213,659 and $0.02 per share.

Restatement of the balance sheet as of December 31, 2001 and operating results for the year then ended consist of the following adjustments: an increase of $403,648 in sales consulting expense; a decrease in general

BIOPROGRESS TECHNOLOGY INTERNATIONAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

and administrative expense of $256,534; a decrease in prepaid expenses of $263,607; an increase in additional paid-in-capital of $2,426,991, and an increase in accumulated deficit of $2,690,598. The net impact of the restatement described above resulted in a decrease in net income for the year ended December 31, 2001 of $147,114. The restated net loss for the year did not change the earnings per share amounts as previously reported.

Restatement of the balance sheet as of December 31, 2000 and operating results for the year then ended consist of the following adjustments: an increase of $2,598,484 in sales consulting expense; a decrease in general and administrative expense of $55,000; a decrease in prepaid expenses of $1,273,000; and an increase in additional paid-in-capital of $1,270,484. The net impact of the restatement described above resulted in an increase in net loss and basic and diluted earnings per share for the year ended December 31, 2000 of $2,543,484 and $0.06 per share.

The following is a summary of the effect of restatement on the Company’s consolidated financial statements at or for the periods reflected.

	Selected Balance Sheet Data As Of
	December 31, 2000		December 31, 2001			September 30, 2002
	As Previously Reported	As Restated	As Previously Reported		As Restated	As Previously Reported	As Restated
	(dollars in thousands)
Prepaid expenses and other current assets	$1,739,172	$466,172	$993,288	(1)	$729,681	$592,035	$542,087
Total current assets	7,112,268	5,839,268	2,250,141		1,623,635	1,309,724	1,259,776
Total assets	14,534,108	13,261,108	10,066,310		9,802,703	8,233,949	8,184,001
Additional paid-in capital	23,195,285	24,465,769	24,724,050		27,151,041	26,017,424	28,444,415
Retained deficit	(11,421,592)	(13,965,076)	(19,103,570)		(21,794,168)	(21,380,058)	(23,856,997)
Total stockholders’ equity	11,884,228	10,611,228	5,792,439		5,528,832	4,670,252	4,620,304

(1)	The amount of prepaid expenses was reduced to $993,288 from $1,356,187 in order to reclassify a long-term deposit in the amount of $362,899 to conform to current year classification.

	Summary Statement of Operations Data For The Year Ended
	December 31, 2000		December 31, 2001		September 30, 2002
	As Previously Reported	As Restated	As Previously Reported	As Restated	As Previously Reported	As Restated
	(dollars in thousands)
Total costs and expenses	$5,272,313	$7,815,797	$7,516,228	$7,663,342	$3,837,280	$3,623,621
Loss from operations	(4,376,479)	(6,890,446)	(6,549,490)	(6,696,604)	(1,766,524)	(1,552,865)
Net loss	(6,940,351)	(9,483,835)	(7,681,978)	(7,829,092)	(2,084,240)	(1,870,581)
Net Loss per common share—basic and diluted	$(0.17)	$(0.23)	$(0.17)	$(0.17)	$(0.05)	$(0.03)

3.    Realization of Assets

The Company’s consolidated financial statements have been prepared assuming that it will continue as a going concern. The Company has incurred recurring operating losses and negative operating cash flows since its inception and will require additional financing within the next 12 months. In addition, the Company will need to increase cash flows from operations and/or obtain financing in order to fund its working capital requirements for fiscal year 2003. These factors raise substantial doubt about the Company’s ability to continue as a going concern. Management is actively pursuing increases to cash flows and additional sources of financing and believes that such increases and additional financing will generate sufficient cash flow to fund the Company’s operations through fiscal year 2003. The Company is currently in the process of restructuring its corporate structure as stated in Note 17 and hopes to raise up to $6.4 million (£4 million) which, if raised, will be used to fund certain current liabilities and on-going operations.

Management’s plan to increase the Company’s cash flows from operations relies significantly on increases in revenue generated from its license agreements and research and development services provided to existing clients, sale of equipment and related supplies, containment of operating expenses and opportunistic leverage of capital markets. However, there are no assurances that such matters will be successfully consummated.

BIOPROGRESS TECHNOLOGY INTERNATIONAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

4.    Summary of Significant Accounting Policies

Principles of Consolidation

The accompanying consolidated financial statements include the financial statements of the Company and its wholly owned subsidiaries: BioProgress Technology, Inc., BioProgress Technology Limited, DHA Nutrition Limited and ProDesign Technology Limited. All significant intercompany transactions and balances have been eliminated.

Reclassifications

Certain prior year amounts have been reclassified to conform to the current year classifications.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents represent all highly liquid investments with maturities of three months or less when purchased.

Revenue Recognition

We generate revenues from licensing the rights to use our intellectual property in the XGel(TM) film system, the sale of the XGel(TM) film system, and research and development services to assist customers in gaining maximum benefit from the license.

Revenues from license arrangements and the sale of XGel(TM) film system are recognized when there is persuasive evidence of an agreement with a customer, collectibility is probable, the fee is fixed or determinable, and we have no continuing obligations relating to the arrangements. These factors vary by contract, but generally revenue is recognized over the term of the contract either time based or on some milestone basis.

Revenues from research and development contracts are recognized ratably over the period to which the contract relates, unless significant acceptance criteria exist. If acceptance criteria exist, revenues are recognized upon the earlier of customer acceptance or the expiration of the acceptance period. With certain contracts, revenues are recognized on a milestone basis, when there is persuasive evidence of customer acceptance. Revenues from these contracts are not netted against related research and development expenses but are recognized as revenue and the related research and development expense is expensed as incurred.

Deferred revenue represents cash that has been received by the Company, but has not been recorded as revenue as it has not met the revenue recognition criteria. At December 31, 2001, 72% relates to one customer, which was recognised as revenue in 2002, see Note 10.

Property, Plant and Equipment

Property, plant and equipment is stated at cost. Depreciation of property, plant and equipment is provided for using the straight-line method over the estimated useful lives of the respective assets, ranging from 4 to 20 years (see Note 5). Amortization of leasehold improvements is provided for over the lesser of the useful life or the related lease term.

Marketable Securities

Marketable securities represented the Company’s investment in the common stock of Consolidated EcoProgress Technology Inc, and UK quoted investments as described in Note 6. Management considers these securities as trading securities. The value of these investments was marked to market value at each period end with any unrealized gain or loss included in the statement of operations in the period to which it relates. During 2002, all remaining securities were sold.

BIOPROGRESS TECHNOLOGY INTERNATIONAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Intangibles

Licenses are included at cost and depreciated in equal annual installments over a period of 10 years, which is their estimated useful economic life. Provisions are made for any known impairments, which generally occur through technological obsolescence.

Goodwill

In accordance adoption of Statement of Financial Accounting Standards 142, “Goodwill and Other Intangible Assets” (SFAS 142), management annually assesses the composition of the Company’s assets and liabilities, as well as the events that have occurred and the circumstances that have changed since the most recent fair value determination. If events occur or circumstances change that would more likely than not reduce the fair value of goodwill below its carrying amount, goodwill will be tested for impairment. The Company will recognize an impairment loss if the carrying value of the asset exceeds the fair value determination. The Company’s method of measuring impairment is based on its market value by taking its projected operating earnings (average of the following two years), based on management’s best estimate multiplied by a market multiple of four times earnings. As of December 31, 2002, the only reporting unit that had any goodwill is BioProgress Technology, Ltd. Management has estimated that operating earnings for this reporting unit will range approximately between $766,000 and $1,066,000 for 2003, and between $892,000 and $1,107,000 for 2004.

During the first quarter of 2002, the Company recorded a write-down of its goodwill of $167,706 on ProDesign Technology Limited due to technological advances that caused the developments in that reporting unit to become worthless. During the fourth quarter of 2002, the Company recorded a write-down of $658,844, which consists of 1) the entire goodwill relating to DHA Nutrition Ltd. in the amount of $226,000 due to technological advances that caused the developments in that reporting unit to become worthless and 2) a portion of the goodwill related to BioProgress Technology Ltd. due to a decline in the fair value based on the Company’s annual impairment test, see Note 11. Prior to the adoption of SFAS 142, goodwill was being amortized on a straight-line basis over its useful economic life, which was considered to be 10 years.

Equity Investment

The Company’s investment in the Healthy Forum Limited is accounted for under the equity method of accounting whereby the investment is carried at the cost of acquisition adjusted for the Company’s share of undistributed earnings or losses since acquisition. Advances to the Healthy Forum amounted to $1,357,233 and $904,400 and have been included in Equity Investments in the accompanying balance sheet as of December 31, 2001. Of these advances $120,000 was by way of a capital contribution to Healthy Forum, $473,180 was in the form of a loan represented by a loan agreement providing for interest to accrue at a rate of 3.75% per annum and the principal is repayable in £5,000 monthly instalments commencing May 2003, and the balance of which Healthy Forum have agreed to repay out of any future fundraising.

Subsequent to the reorganization of the share capital of Healthy Forum on April 1, 2001 the Company exercised its option to purchase additional shares of common stock, increasing its shareholding to 46.6% from 29.9%. The net cash investment related to this option was $75,000.

Long-Lived Assets and Impairment Testing

Long-lived assets and certain identifiable intangible assets to be held and used are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. Determination of recoverability is based on an estimate of undiscounted future cash flows resulting from the use of such asset and eventual disposition. Measurement of an impairment loss for long-lived assets and certain identifiable intangible assets that management expects to hold and use is based on the fair value of the asset. Long-lived assets and certain identifiable intangible assets to be disposed of are reported at the lower of carrying amount or fair value less costs to sell.

The Company evaluates long-lived assets, including goodwill and identifiable intangible assets including equity investments, for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future expected undiscounted cash flows attributable to that asset. The amount of any impairment is measured as the difference between the carrying value and the fair value of the impaired

BIOPROGRESS TECHNOLOGY INTERNATIONAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

asset. Fair value is determined generally based on discounted cash flows. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.

Income Taxes

The Company utilizes the liability method of accounting for income taxes. Under the liability method, deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. An allowance against deferred tax assets is recorded when it is more likely than not that such tax benefits will not be realized.

Stock-based Compensation

The Company has adopted the disclosure provisions of Statement of Financial Accounting Standards (SFAS) No. 123 “Accounting for Stock-Based Compensation.” As permitted by the provisions of SFAS No. 123, the Company applies Accounting Principles Board Opinion 25 and related interpretations in accounting for its employee share option plans. As a result, compensation expense related to options granted is measured based on the intrinsic value of the underlying common stock. See below for a summary of the pro-forma effects on reported net loss per share for the years ended December 31, 2002, 2001 and 2000 based on the fair value of options and shares granted as prescribed by SFAS No. 123.

As permitted under SFAS No. 123 “Accounting for Stock Based Compensation”, the Company has elected to follow Accounting Principles Board Opinion No. 25 “Accounting for Stock Issued to Employees” (“APB No. 25”) in accounting for share-based awards to employees, for options granted. The options issued on November 27, 2000 were issued at below fair market value and resulted in a compensation charge of $105,000.

Pro-forma information regarding net loss and net loss per share is required by SFAS No. 123 and has been determined as if the Company had accounted for its employee share options and the options granted by shareholders under the fair value method consistent with the method prescribed by that Statement. The weighted average fair value at date of grant for options granted during 2002 and 2000 was $0.43 and $1.31 per option, respectively. No options were granted during 2001. The fair value of these options was estimated at the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions for 2002, 2001 and 2000:

	2002	2001	2000
Risk-free interest rate	5%	7%	7%
Dividend yield	0%	0%	0%
Volatility factor	116%	100%	100%
Expected life	Three	Five	Three

Had the Company’s option plan been accounted for under SFAS No. 123, the Company’s charge to income for 2002, 2001, and 2000 would have been $707,125, $0, and $773,903, respectively.

During the year ended December 31, 2002, the Company also issued 73 units (see Note 13) to employees. Each unit has 15,000 warrants attached to it. Had these warrants been accounted for under SFAS No. 123, the Company’s charge to income for 2002 would have been $210,026. Net loss and loss per share would have been increased to the following pro-forma amounts.

	Year ended December 31, 2002	Year ended December 31, 2001 (as restated)	Year ended December 31, 2000 (as restated)
Net Loss applicable to common shareholders	$(6,897,371)	$(7,829,029)	$(9,483,835)
Employee compensation	(917,151)	—	(773,903)

Pro-forma net loss applicable to common shareholders	$(7,814,522)	$(7,829,029)	$(10,257,738)

Pro-forma net loss per share applicable to common stockholders — basic and diluted	($0.16)	($0.17)	($0.25)

BIOPROGRESS TECHNOLOGY INTERNATIONAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Earnings Per Share

The Company applies SFAS No. 128 “Earnings Per Share”. The adoption of SFAS No. 128 requires the presentation of basic earnings per share and diluted earnings per share. Basic and diluted loss per common share were calculated based upon the net loss available to common stockholders divided by the weighted average number of shares of common stock outstanding during the period. There were 6,366,457, 3,700,000, and 3,700,000 stock options outstanding at December 31, 2002, 2001 and 2000, respectively which are not included in the earnings per share calculation as they would be anti-dilutive. There are also 3,660,000, nil, and nil warrants outstanding at December 31, 2002, 2001 and 2000, respectively, which have been issued in connection with the Private Placement of Equity Units, see Note 13, which are not included in the earnings per share calculation as they would be anti-dilutive.

Foreign Currency Translation

The functional currency of foreign operations is the local currency, which is the British pound. The financial statements of the foreign subsidiaries are translated into U.S. dollars using the exchange rate in effect at year end for balance sheet accounts and the average exchange rate in effect during the year for revenue and expense accounts with currency translation adjustments reflected in other comprehensive loss in stockholders’ equity. Gains and losses from foreign currency transactions, such as those resulting from the settlement of foreign receivables or payables, are included in the consolidated statement of operations. The foreign currency loss was $331,552, $134,266 and $387,073 in 2002, 2001, and 2000 respectively.

Concentration of Credit Risk

Financial instruments, which potentially subject the Company to concentrations of credit risk, consist primarily of cash investments and trade receivables. The Company has cash investment policies that limit investments to investment grade securities and marketable securities. The Company performs ongoing credit evaluations of its customers’ financial positions.

In fiscal 2000, our top three customers accounted for 96% of total revenues, with Proctor and Gamble accounting for 67.5% of total revenues and the remaining 28.5% attributable to Boots and EcoProgress. In fiscal 2001, our top five customers accounted for 93% of total revenues, with Proctor and Gamble accounting for 43% and the four other customers (Boots, EcoProgress, Peter Black and VAX) contributed the remaining 50%. In fiscal 2002, our top three customers accounted for approximately 78% of our total revenues with EcoProgress, Boots and Peter Black accounting for approximately 56%, 11% and 11%, respectively. All revenue from EcoProgress related to the release of deferred revenue under research and development contracts. We have renegotiated our agreements with EcoProgress and will not recognize any further revenue under these research and development contracts. Excluding the EcoProgress deferred revenue that was released, Boots, Peter Black, Convatec and Bristol-Myers would have accounted for approximately 25%, 25%, 17% and 15% of total revenues.

The majority of the revenues of the company relate to sales to other corporations located in the United States of America and Great Britain.

Research and Development

Research and development costs are expensed as incurred.

Fair values of financial instruments

The fair values of financial instruments are deemed to be equivalent to the carrying amounts as cash and cash equivalents, bank overdraft, marketable securities, accounts payable and accounts receivable are short term items and readily convertible into cash.

BIOPROGRESS TECHNOLOGY INTERNATIONAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

New Accounting Pronouncements

In July 2002, the FASB issued Statement No. 146, “Accounting for Restructuring Costs,” (“SFAS 146”). SFAS 146 applies to costs associated with an exit activity (including restructuring) or with a disposal of long- lived assets. Those activities can include eliminating or reducing product lines, terminating employees and contracts and relocating plant facilities or personnel. SFAS 146 is effective prospectively for exit or disposal activities initiated after December 31, 2002, with earlier adoption encouraged. The Company does not believe the adoption of this standard will have a material impact in the financial statements.

In December 2002, the FASB issued Statement No. 148, “Accounting for Stock-Based Compensation—Transition and Disclosure an amendment of FASB Statement No. 123” (“SFAS 143”). SFAS 148 amends FASB Statement No. 123, “Accounting for Stock-Based Compensation”, to provide alternative methods of transition for an entity that voluntarily changes to the fair value based method of accounting for stock-based employee compensation and to require prominent disclosures about the effects on reported net income of an entity’s accounting policy decisions with respect to stock-based employee compensation. SFAS 148 also amends APB Opinion No. 28, “Interim Financial Reporting,” to require disclosures about those effects in interim financial information. The Company currently accounts for its stock-based compensation awards to employees and directors under the accounting prescribed by Accounting Principles Board Opinion No. 25 and provides the disclosures required by SFAS No. 123. BioProgress currently intends to continue to account for its stock-based compensation awards to employees and directors under the accounting prescribed by Accounting Principles Board Opinion No. 25 and will adopt the additional disclosure provisions of SFAS 148 during the first quarter of its year ending December 31, 2003.

In December 2002, the FASB issued Interpretation 45 (FIN 45), “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others”. For a guarantee subject to FASB Interpretation 45, a guarantor is required to:

•	measure and recognize the fair value of the guarantee at inception (for many guarantees, fair value will be determined using a present value method); and

•	provide new disclosures regarding the nature of any guarantees, the maximum potential amount of future guarantee payments, the current carrying amount of the guarantee liability, and the nature of any recourse provisions or assets held as collateral that could be liquidated and allow the guarantor to recover all or a portion of its payments in the event guarantee payments are required.

The disclosure requirement of this Interpretation is effective for financial statements for fiscal years ending after December 15, 2002 and did not have a material effect on the Company’s financial statements. The initial recognition and measurement provision are effective prospectively for guarantees issued or modified on or after January 1, 2003, which should not have a material effect on the Company’s financial statements.

In January 2003, the FASB issued FASB Interpretation No. 46, “Consolidation of Variable Interest Entities” (“FIN 46”). FIN 46 clarifies the application of Accounting Research Bulletin No. 51, “Consolidated Financial Statements” and provides guidance on the identification of entities for which control is achieved through means other than through voting rights (“variable interest entities” or “VIE’s”) and how to determine when and which business enterprise should consolidate the VIE. This new model for consolidation applies to an entity which either (1) the equity investors (if any) do not have a controlling financial interest or (2) the equity investment at risk is insufficient to finance that entity’s activities without receiving additional subordinated financial support from other parties. The provisions of this interpretation are immediately effective for VIEs formed after January 31, 2003. For VIEs formed prior to January 31, 2003, the provisions of this interpretation apply to the first fiscal year or interim period beginning after June 15, 2003. Management does not expect that the application of this standard will have a material effect on the Company’s results of operations or financial condition.

BIOPROGRESS TECHNOLOGY INTERNATIONAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

5.    Properties, Plant and Equipment

Property, plant and equipment are stated at cost, net of depreciation, and consist of the following at December 31:

	2002	2001	2000	Useful Lives
Freehold property	$—	$547,500	$547,500	20 years
Leasehold improvements	275,355	230,610	—	7
Plant and machinery	426,713	385,350	272,732	4
Office equipment	535,981	638,886	222,743	4
Laboratory equipment	121,469	106,974	60,448	6

	1,359,518	1,909,320	1,103,423

Less—Accumulated depreciation	(789,202)	(525,647)	(221,960)

Total	$570,316	$1,383,673	$881,463

The depreciation expense was $271,530, $278,651 and $134,120 for 2002, 2001 and 2000, respectively.

6.    Marketable Securities

Marketable securities consist of the following:

	2002	2001	2000
Consolidated EcoProgress Technologies Inc.	—	$210,630	$168,289
Quoted UK investments	—	—	194,134

	—	$210,630	$362,423

7.    Intangible Assets

The components of the Company’s intangible assets subject to amortization are as follows:

	2002	2001	2000
Trademarks, licenses, patents	$1,368,569	$1,368,569	$1,368,569
Less accumulated amortization	(546,675)	(410,369)	(274,063)
Impairment charge	(801,000)	—	—

Net intangible assets	$20,894	$958,200	$1,094,506

The licenses were purchased from TruTona International, Inc., a related party as disclosed in Note 10 and are being depreciated in equal annual installments over a period of 10 years which is their estimated useful economic life. The amortization expense for each year was $136,306, $136,306 and $137,783 for 2002, 2001 and 2000, respectively.

During the fourth quarter of 2002, the Company determined that primarily all of the licenses had been impaired due to recent technology advances and product developments as well as market conditions, and so recorded an impairment charge of $801,000.

Amortization expense related to intangible assets during each year 2002, 2001 and 2000 was $136,306 for each year respectfully. The following table provides information regarding estimated amortization expense on the remaining intangibles for each of the following years ended December 31:

Year	Annual Amortization Expense
2003	$2,706
2004	2,706
2005	2,706
2006	2,706
2007	2,706

BIOPROGRESS TECHNOLOGY INTERNATIONAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

8.    Commitments and Contingencies

a)    Operating Lease Obligations

On January 31, 2001 the Company signed a new lease agreement to lease new purpose built manufacturing facilities at a site known as Hostmoor, located in March, Cambridge, UK. Minimum future lease payments under the non-cancelable operating lease entered into for Hostmoor subsequent to December 31, 2002 are summarized as follows:

2002
2003	$197,341
2004	197,341
2005	197,341
2006	197,341
2007	197,341
Thereafter	3,749,479

$4,736,184

Rental expenses under operating leases totaled $359,668, $291,890 and $33,600 for the years ended December 31, 2002, 2001 and 2000, respectively.

b)    Employee Agreements

The Company has a number of agreements with directors and senior management, which result in the following committed payments subsequent to December 31, 2002

2002
2003	$245,000
2004	245,000
2005	62,000

$552,000

c)    Bank Overdraft

During 2001, the Company arranged a bank overdraft facility of $362,500 ((pound) 250,000) with a UK bank, which has been secured by a personal guarantee from one of the Company’s executives. During 2002, the facility was increased up to $642,000 ((pounds) 400,000), which is now secured by personal guarantees of two of the Company’s directors. See Note 17.

d)    Contingent Tax Liability

As is common in multinational organizations with intra-group trade, the UK Inland Revenue are undertaking a review of the pricing structure in respect of transactions between BioProgress Technology Ltd and BioProgress Technology International, Inc. The Directors have taken professional advice in respect of transfer pricing and are confident they can justify the intra-group pricing as being equivalent to that which would be charged to a third party on an arms length basis. However, until the Inland Revenue conclude their inquires this area remains uncertain with respect to whether there is any potential liability to the Company. As of December 31, 2002, no provision has been made.

e)    Legal Proceedings

On October 4, 2002 we received notice from The Healthy Forum calling on us to pay £337,460 ($526,910) in respect of our 5,843,750 shares of The Healthy Forum, which The Healthy Forum has alleged are partly paid. On October 28, 2002 we served notice on The Healthy Forum that we intended to petition the court seeking an injunction to restrain The Healthy Forum from taking any action to forfeit our shares. Upon receiving such notice The Healthy Forum agreed to defer any action in respect of its allegations pending resolution of the claim.

BIOPROGRESS TECHNOLOGY INTERNATIONAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

BioProgress Technology Ltd. has been named as a co-defendant in a proceeding against our former Chief Financial Officer, Mr. Longley, relating to shares of BioProgress Technology International allegedly owned by Mr. Longley but claimed to be the property of the plaintiff. We believe this case to involve a dispute between these two individuals and not to involve BioProgress Technology Ltd. and therefore do not believe it will have an adverse effect on our business. BioProgress International will comply with any valid court order requiring a transfer on the stock ledger of the ownership of the disputed shares.

On February 24, 2003, Fusion Capital Fund II, LLC (“Fusion”) filed suit against BioProgress Technology Limited in the Circuit Court of Cook County Illinois, Chancery Division attempting to compel us to remove the restrictive legend on its shares. The case arises from a contract signed between Fusion and BioProgress on December 12, 2001 in which Fusion was given 970,350 shares of restricted common stock (“Commitment Shares”) and agreed to purchase up to $6 million of shares of common stock if certain conditions were met. Such conditions did not occur, and seven months later, Fusion notified BioProgress that it was terminating the agreement. Fusion alleges that despite the fact that resale of the Commitment Shares was never registered with the Securities and Exchange Commission, and Fusion terminated the Agreement, BioProgress should remove the restrictive legends. Fusion seeks declaratory judgment and unspecified damages. BioProgress believes it has meritorious defenses to Fusion’s allegations and intends to defend its interests vigorously. BioProgress has filed a motion to dismiss and Fusion has responded with a motion for summary judgment.

9.    Income Taxes

The Company does not have any current income taxes expense because of a tax net operating loss for the years ending December 31, 2001 and 2000. For the year ended December 31, 2002 the Company had a tax charge of $158,613 for UK income tax and zero for US income tax. The Company has net operating loss carry forwards of approximately $8,600,000 available in the U.S. for 2002 available to carry forward against taxable profits in the U.S., subject to agreement with the relevant tax authorities. The Company has no net operating losses carried forward in the UK as these were utilized in 2002. These U.S. net operating loss carry forwards begin to expire in the fiscal year ending 2015. The Company has provided a 100% valuation allowance against the deferred tax asset arising on the net operating losses due to the uncertainty of their ultimate realization.

The following table summarizes the differences between the Company’s effective tax rate and the statutory federal rate as follows:

	2002	2001	2000
Statutory federal rate	(34.0)%	(34.0)%	(34.0)%
Increase (decrease) resulting from:
Nondeductible items	1.5%	—%	—%
State taxes, net of federal tax benefit	(4.2)%	(4.0)%	(4.0)%
Write-off of financing costs	8.7%	—%	—%
Foreign tax differential	0.3%	0.3%	0.3%
Valuation allowance	30.1%	37.7%	37.7%

Effective tax rate	2.4%	0.0%	0.0%

Deferred tax assets are comprised of the following at December 31:
Write-down in investments	$532,507	$356,578	$281,489
Accrued expenses	169,567	48,132	143,927
Book vs. tax depreciation	(13,926)	(68,358)	(1,911)
Net operating loss and other carryforwards	2,930,446	1,909,347	1,500,450
Other	189,687	228,439	189,438

Deferred tax assets	3,808,281	2,474,138	2,113,393

Less valuation allowance	(3,808,281)	(2,474,138)	(2,113,393)

Deferred tax (liabilities)	(30,484)	—	—

Net deferred tax assets (liabilities)	$(30,484)	$—	$—

BIOPROGRESS TECHNOLOGY INTERNATIONAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

10.    Related Parties

The following table provides a breakdown of amounts due from and owed to related parties. A summary of the transactions is shown after the table:

December 31, 2002	Amounts due from related parties $	Amounts owed to related parties $
Jade Partnership International, Inc.	305,535	—
Cavan Bickell (CEO of Healthy Forum)	35,000	—
Directors	—	381,134

	340,535	381,134

December 31, 2001	Amounts due from related parties $	Amounts owed to related parties $
Jade Partnership International, Inc.	390,703	—
TruTona International, Inc	58,382	—
Cavan Bickell (CEO of Healthy Forum)	35,000	—
Directors	—	377,219

	484,085	377,219

December 31, 2000	Amounts due from related parties $	Amounts owed to related parties $
Jade Partnership International, Inc.	111,323	—
TruTona International, Inc	56,382	—
Healthy Forum	198,000	—
Directors	—	—

	365,705	—

Amounts Due to Directors

The amounts due to directors relates to unpaid compensation for services provided during 2002, 2001 and 2000. Due to cash flow constraints these amounts could not be paid to the directors, but have been accrued for payment once the cash flow position improves.

The Jade Partnership International, Inc

On April 1, 1998, the Company entered into a consulting and option agreement with The Jade Partnership International, Inc. (“Jade”), a Delaware Corporation. This agreement was cancelled on March 31, 2000 and no further amounts will be paid by the Company to Jade.

Certain directors of the Company are controlling shareholders in Jade. The Company incurred no management charges of during the years ended December 31, 2002 and 2001. The balance due from Jade to the Company at December 31, 2002, 2001, and 2000 was $305,535, $390,703, and $111,323.

TruTona International, Inc

Certain directors of the Company are also directors of TruTona International, Inc. (“TruTona”), a privately held Atlanta based corporation.

On February 15, 1999, the Company acquired from TruTona patents, licenses and trademarks relating to a broad range of products, including a range of flushable and biodegradable disposable products designed by TruTona. The consideration payable to TruTona by the Company was $1,500,000 in the acquisition, of which $750,000 was paid through the delivery of 1,875,000 shares of Common Stock at an agreed price of $0.40, with the remainder paid in cash.

BIOPROGRESS TECHNOLOGY INTERNATIONAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

In connection with the acquisition of the above patents, licenses and trademarks, the Company has recognized license fee revenues of $nil, $133,600, and $88,862 in 2002, 2001, and 2000 respectively relating to a previous license agreement between TruTona and Consolidated EcoProgress Technology Inc. that has been assigned to the Company.

The Company has a balance of $58,382 and $56,382, due to it from TruTona as of December 31, 2001 and 2000, respectively. No amount was due for TruTona as of December 31, 2002.

Consolidated EcoProgress Technologies, Inc

Consolidated EcoProgress Technologies, Inc, (“EcoProgress”), is a related party by virtue of its shareholding in the Company.

On April 5, 1999, the Company granted a license to EcoProgress, a Canadian company with securities traded on the Vancouver Stock Exchange. The license was granted for the sum of $1,500,000 and granted EcoProgress the exclusive rights to manufacture, sell and distribute in the US a line of flushable and biodegradable disposable products utilizing a portion of the intellectual property that the Company acquired from TruTona International Inc (see above). EcoProgress paid $380,000 in cash and the remaining $1,120,000 was paid through the issuance of 1,066,666 shares of free trading common stock in EcoProgress at the market value of $1.05 per share. The value of the license was included within the deferred income balance and was being amortized to revenue over a period of ten years.

During 2002, the Company and EcoProgress renegotiated their agreement, whereby the Company would take back the license related to only ostomy products. EcoProgress will receive future royalties of 5% on future ostomy sales to a maximum of $1,000,000. EcoProgress received a bargain purchase option on all remaining products originally licensed from the Company. As these licenses are expected to be purchased by EcoProgress at the end of the license period via the bargain purchase option, the Company recorded this as a sale of those products which resulted in the recognition of the previously deferred revenue from the original transaction.

The Healthy Forum Limited

The Healthy Forum aims to build a world leading and world-friendly brand in the complimentary medical and specialty food sectors. The product categories of the company will be feminine hygiene, beneficial foods and vitamins, minerals and supplements. The Company owns 46.6% of the shares of The Healthy Forum.

In addition to the equity investment the Company has loaned The Healthy Forum $449,078, $706,400 and $198,000 in 2002, 2001, and 2000, respectively, to help fund working capital requirements. At December 31, 2002, 2001, and 2000 the amount owed by The Healthy Forum to the group was $1,357,233, $904,400, and $198,000 respectively, which is included in Equity Investments in the accompanying balance sheet.

During the fourth quarter of 2002, Healthy Forum disputed that the Company had fully paid for its shares in Healthy Forum. The Company and Healthy Forum are currently negotiating the amounts outstanding from Healthy Forum. Due to the continuing and foreseeable losses in Healthy Forum, the Company has written off the net investment and loans receivable from Healthy Forum to zero as of December 31, 2002.

11.    Goodwill

Goodwill of $6,781,739 resulted from the acquisition of BioProgress Technology Limited in 1998 and represents the excess of the fair value of the consideration given over the fair value of the identifiable assets and liabilities acquired. It was being amortized on a straight-line basis over its useful economic life, which was considered to be 10 years. The amortization charge for 2002, 2001 and 2000 was $0, $678,176, and $678,174, respectively.

On July 6, 2001 the Company completed the acquisition of ProDesign Technology Limited. Completion of the acquisition, which has been accounted for under the purchase method in accordance with Statement of

BIOPROGRESS TECHNOLOGY INTERNATIONAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Financial Accounting Standard (“SFAS”) 141, follows the execution of a letter of intent announced on March 16, 2001 and, accordingly, the results of operations have been included in the accompanying financial statements since the date of acquisition. Initial consideration payable in respect of the acquisition is 125,000 shares of common stock in the Company (“Consideration Shares”). Goodwill of $167,706 arose on the acquisition. Under SFAS 142, no amortization is required and this goodwill is subject to impairment review. Consideration Shares are restricted from sale for a period of one year from the date of issue. Additional consideration (“Deferred Consideration”) shall be payable by the Company in accordance with the following and any future payments will be reflected as an increase in the purchase price as they fall due:

If at any time on or before December 31, 2001, the cumulative sales revenues of ProDesign Technology Limited derived from third parties exceed $500,000, the Company shall issue the number of ordinary shares of common stock in the Company determined in accordance with the following provisions, price being the closing price of the Company’s common stock on the relevant date:

(i)	if the price is $2.50 or more—100,000 shares

(ii)	if the price is $1.66 or less—150,000 shares

(iii)	if the price is between $1.66 and $2.50—a figure equal to the result of dividing 250,000 by the price

If at any time on or before December 31, 2002, the cumulative sales revenues of ProDesign Technology Limited derived from third parties exceed $1,000,000, the Company shall issue the number of ordinary shares of common stock in the Company determined in accordance with the following provisions, price being the closing price of the Company’s common stock on the relevant date:

(i)	if the price is $2.50 or more—100,000 shares

(ii)	if the price is $1.66 or less—150,000 shares

(iii)	if the price is between $1.66 and $2.50—a figure equal to the result of dividing 250,000 by the price

As of December 31, 2002, these targets have not been met and no purchase price adjustments have been made.

Prior to January 1, 2002, intangible assets, consisting primarily of goodwill, were being amortized on a straight-line basis over periods ranging from 2.5 to 40 years. In June 2001, the Financial Accounting Standards Board issued SFAS 142, “Goodwill and Other Intangible Assets”, which established new accounting and reporting requirements for goodwill and other intangible assets. The new standard requires that all intangible assets acquired that are obtained through contractual or legal right, or are capable of being separately sold, transferred, licensed, rented or exchanged must be recognized as an asset apart from goodwill. Goodwill and intangibles with indefinite lives are no longer amortized, but are subject to an annual assessment for impairment by applying a fair value based test. The net loss for the Company for the year ended December 31, 2001 would have been $7,150,853 had SFAS 142 been applied prior to January 1, 2002.

The following table illustrates the effects of adopting SFAS 142:

	2002	2001	2000
Reported Net loss	$(6,897,371)	$(7,829,092)	$(9,483,835)
Add: amortization of goodwill	—	678,176	678,174

Adjusted net loss	$(6,897,371)	$(7,150,916)	$(8,805,661)

Net Loss per common share (reported)—basic and diluted	$(0.14)	$(0.17)	$(0.23)
Add: amortization of goodwill	—	0.01	0.01

Adjusted net loss per common share—basic and diluted	$(0.14)	$(0.16)	$(0.22)

The Company applied the provisions of SFAS 142 beginning on January 1, 2002, in that they discontinued the amortization of goodwill, however they did not perform the required transitional fair valued based impairment test. The Company recognised a non-cash adjustments of $167,706, and $226,000 in the first and

BIOPROGRESS TECHNOLOGY INTERNATIONAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

fourth quarters of 2002 respectively, to reduce the carrying value of goodwill related to Pro-Design Technology Ltd and DHA Nutrition Ltd to their respective implied fair values, which were deemed to be zero due to technological advances that made the development of these reporting units worthless. The Company recognized another non-cash adjustment in the amount of $432,844 in the fourth quarter of 2002 related to the goodwill associated with BioProgress Technology, Ltd. The Company’s valuation was estimated using a market-multiples based on expected future operating profits. As the charge was not taken in connection with a transitional test under SFAS 142, the impairment adjustment was reflected as an increase to the loss from operations. In connection with adopting SFAS 142, the Company also reassessed the useful lives and the classifications of its identifiable intangible assets and determined that they continue to be appropriate.

12.    Redeemable Convertible Preferred Stock

The Series A and B redeemable convertible preferred stock are recorded in the accompanying balance sheet outside the stockholders’ equity section due to their mandatory redemption feature.

	Series A redeemable convertible preferred stock	Series B redeemable convertible preferred stock
Number of shares authorized	1,250,000	3,750,000

Shares outstanding at December 31, 2000	2,000	108,000
Number of shares issued during year	—	422,720
Mandatory redemption during the year	—	—
Number of shares converted during year	—	(363,720)

Shares outstanding at December 31, 2001	2,000	167,000
Number of shares issued during year	—	—
Mandatory redemption during the year	(2,000)	—
Number of shares converted during year	—	—

Shares outstanding at December 31, 2002	—	167,000

Subscription price per share	$1.00	$2.50
Value based on redemption rate at December 31, 2002	$ —	$764,960
Proceeds from issuance during 2002	$ —	$—
Conversion date and rate to common shares
From January 1, 2001 to December 31, 2001	1:0.5	1:1.0 (issued in 2000)
		1:2.5 (issued in 2001)
From January 1, 2002 to December 31, 2002	—	1:0.5 (issued in 2000)
		1:1.0 (issued in 2001)
From January 1, 2003 to December 31, 2003	—	1:0.5 (issued in 2001)
Expiry of conversion rights	12/31/2001	12/31/2002 (issued in 2000)
		12/31/2003 (issued in 2001)
Conversion at discretion of	Holder	Holder
Redemption date and amount per share From January 1, 2001 to December 31, 2001	$1.95	$3.91
From January 1, 2002 to December 31, 2002	$ —	$4.88
From January 1, 2003 to December 31, 2003	$ —	$5.19
Redemption at discretion of	Company	Company
Mandatory redemption date	After 3/31/2002	After 3/31/2003 (issued in 2000); After 3/31/04 (issued in 2001)
Mandatory redemption price	$2.07	$5.19
Dividend rate	4% per annum of subscription amount computed quarterly in arrears March, June, September and December	4% per annum of subscription amount computed quarterly in arrears March, June, September and December
Voting rights	None	None
Preferential liquidation rights	None	None

BIOPROGRESS TECHNOLOGY INTERNATIONAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

A charge has been accreted to accumulated deficit to reflect the difference between the par value of $2.50 and the redemption value as of the period end. In 2001, a charge was made to reflect the $0.95 premium on Series A redeemable convertible preferred shares and the $1.41 premium on Series B redeemable convertible preferred shares. In 2002, a further charge was made of $0.97 on the Series B redeemable convertible preferred shares representing the increase in the redemption price to $4.88. A further accretion charge will be made in 2003 of $.31 when the mandatory redemption price increases to $5.19. The redemption requirements, should the holders not convert, will amount to $456,720 in 2003, and $410,010 in 2004.

13.    Private Placement of Equity Units

In the first quarter 2002, the Company issued a private placement of equity units. Each unit consists of 7,500 shares of common stock, par value $0.01 per share (common stock) and one warrant defined as Common Stock Purchase Warrant Series December 31, 2006 comprising six common stock purchase warrants “A” to “F” each exercisable to purchase 2,500 additional shares of common stock. The price per unit was $5,000 and a maximum of 600 units was allowed under the agreement. As of December 31, 2002 244 units had been sold or issued in lieu of payment for services, professional fees, and employee bonuses and commissions.

The units have a registration rights clause which states, “In the event the Registration Statement has not been declared effective by the Commission by September 30, 2002, the Company shall issue to each investor a unit equal to one-tenth of the units they purchased in the Offering and every 30 days thereafter shall issue an additional one-tenth of the units, subject to an additional maximum of nine-tenths if the units purchased by such investor in the offering until the Registration Statement is declared effective.” As of December 31, 2002, the Company has accrued the amount of $535,875 for the payment of the penalty which is included in accrued expenses and other current liabilities. The accrual will be paid in the form of additional common shares. Using the closing share price as of April 30, 2003 of $0.30, the Company would have to issue 1,786,250 shares to settle the liability as of December 31, 2002.

As the Registration Statement has not been declared effective by April 30, 2003, an additional four-tenths will be required to be paid in 2003, which would be an additional accrual of $714,500, and if the Registration Statement is not declared effective by June 2003, the maximum of nine-tenths would be required to be paid which would amount to $1,607,623 (which includes the $535,875 already accrued for as of December 31, 2002). As of December 30, 2002, the last trading date, the stock price was $0.46 per share. The additional shares that would be issued relating to the $535,875 accrual would amount to 1,164,946 shares of common stock. Using the closing share price at April 30, 2003 of $0.30, the Company would have to issue 4,167,917 shares to settle the liability as of the end of April 2003. The ultimate number of shares that will be issued for payment of this penalty will be determined by the closing price at the end of each 30-day period and the timing of the Registration Statement being declared effective.

Common Stock Purchase Warrant Series December 31, 2006:

Warrant	Exercise prices	Number Outstanding	Weighted average remaining contractual life (in years)	Weighted average exercise price	Number exercisable	Weighted average exercise price	Early Termination Price
“A”	$1.00	610,000	4	$1.00	610,000	$1.00	$1.50
“B”	1.50	610,000	4	1.50	610,000	1.50	2.25
“C”	2.00	610,000	4	2.00	610,000	2.00	3.00
“D”	2.50	610,000	4	2.50	610,000	2.50	3.75
“E”	5.00	610,000	4	5.00	610,000	5.00	7.50
“F”	10.00	610,000	4	10.00	610,000	10.00	15.00

		3,660,000			3,660,000

Of the warrants issued in connection with units, 73 units were given to employees in lieu of compensation for bonuses.

In the event that the volume weighted average trading price of the Company’s shares is greater than or equal to the price per share (the “Early Termination Price”) for any period of at least 10 consecutive trading days, the Company will have the right to serve notice (the “Notice of Early Termination Price”) on the Purchaser granting

BIOPROGRESS TECHNOLOGY INTERNATIONAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

the Purchaser a period of 10 trading days from the date upon which the Notice of Early Termination Price is served in which to exercise any remaining warrants exercisable at a price below the prevailing Early Termination Price. Any warrant remaining unexercised at the end of such 10-day exercise period will be cancelled forthwith and without further notice and will be of no further force or effect.

Subsequent to December 31, 2002, the Company issued an additional 119 units for cash, services, commissions, and employee compensation.

14.    Stock Option Plan

In 1999, the Company has adopted a stock option plan (the “Plan”) for employees, consultants and directors of the Company. Stock options granted pursuant to the Plan shall be authorized by the Board of Directors. The Company granted 3,000,000 stock options to executives on January 25, 1999, 700,000 on November 27, 2000, and 3,127,500 throughout the year ended December 31, 2002. The options granted in 2000 and 1999 vest immediately and have lives of three years and five years, respectively. The options that were granted in 2002, all vest immediately with lives that range from two to three years, except for 1,275,000 that were issued to two officers at an exercise price of $0.50, which become exercisable only upon the Company earning £1,000,000 pre-tax profit. The options granted to the two officers at $0.50 expire on December 31, 2005.

	Options	Weighted average exercise price
Options outstanding at January 1, 2000	3,000,000	$1.27
Exercised	—	—
Granted	700,000	$1.50
Cancelled or forfeited	—	—

Options outstanding at December 31, 2000	3,700,000	$1.31
Exercised	—	—
Granted	—	—
Cancelled or forfeited	—	—

Options outstanding at December 31, 2001	3,700,000	$1.31
Exercised	(461,043)	$0.40
Granted	3,127,500	$0.43
Cancelled or forfeited	—	—

Options outstanding at December 31, 2002	6,366,457	$0.95

The weighted average fair value of the options granted during the year ended December 31, 2002 was $0.23. The weighted average fair value of the options granted during the year ended December 31, 2000 was $1.11. No options were granted during 2001.

The following table summarizes information about stock options outstanding at December 31, 2002.

Range of exercise prices	Number outstanding	Weighted average remaining contractual life (in years)	Weighted average exercise price	Number exercisable	Weighted average exercise price
$0.35-0.50	3,100,000	2.87	$0.41	1,825,000	$0.35
$0.54-0.75	736,457	1.26	$0.71	736,457	$0.71
$1.00-1.50	1,330,000	2.07	$1.38	1,330,000	$1.38
$1.75-2.25	1,200,000	1.00	$2.00	1,200,000	$2.00

Total	6,366,457		$0.95	5,091,457	$1.06

15.    Warrants

On December 1, 2000 the company issued warrants to purchase 2,522,800 shares of common stock of the Company to a third party to acquire shares of common stock at any point after the date of issuance at an exercise

BIOPROGRESS TECHNOLOGY INTERNATIONAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

price of $1.50. The consideration for these warrants was an undertaking from the third parties to provide advertising, sales and consultancy services with particular focus on retail and distribution in the Muslim states. The warrants were valued in accordance with the guidance in EITF 96-18 “Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services” at a fair value of approximately $2.5 million as of the date of issue of the warrants which is the measurement date. As the warrants were immediately vested, the financial statements have been restated (see Note 2) to reflect this expense on December 1, 2000 as an immediate charge to the statement of operations.

On December 1, 2001 the Company cancelled the above agreement and a new agreement was executed. This agreement related to the issuance of warrants to purchase 2,522,800 shares of common stock of the Company to the same third party at any point after the date of issue at an exercise price of $0.50. This modification of the warrants had a fair value of $403,648 as of the date of issue of the new warrants which is the measurement date. As the warrants are immediately vested, the financial statements have been restated (see Note 2) to reflect this expense on December 1, 2001 as an immediate charge to the statement of operations.

16.    Termination of Fusion Contract

On September 16, 2002 Fusion Capital Fund II, LLC (“Fusion”) terminated its agreement with us. We effectively had a put option whereby Fusion had agreed to purchase up to $6 million of our common stock as and when we requested. The commencement of the funding is subject to certain conditions including the effectiveness of a registration statement. We issued 970,350 shares of common stock (the “Commitment Shares”) to Fusion as a prepaid expense for entering into the contract. On termination of the contract, this prepaid expense was reversed and $630,728 has been recorded in the income statement within general and administrative expenses.

17.    Subsequent Events

a)	Fusion Litigation

On February 24, 2003, Fusion filed suit against us in the Circuit Court of Cook County Illinois, Chancery Division. Fusion alleges that despite the fact that the Commitment Shares were never registered with the Securities and Exchange Commission, Fusion should have the right to freely sell the Commitment Shares. Fusion seeks declaratory judgement and unspecified damages. BioProgress believes it has meritorious defenses to plaintiff’s allegations and intends to defend its interests vigorously. BioProgress has filed a motion to dismiss and Fusion has responded with a motion for summary judgement.

b)	Reincorporation

The Company is currently in the process of restructuring its corporate structure. BioProgress Holdings, Inc. will merge with and into BioProgress Technology International, Inc., which will become a subsidiary of BioProgress PLC (other than shares representing approximately 1.2% of the voting and economic rights in BioProgress Technology International, Inc. which will continue to be owned by one of the directors of BioProgress PLC). Each holder of BioProgress Technology International, Inc common stock and Series B Preferred Stock will receive one ordinary share or preference share, as applicable, of BioProgress PLC. The ordinary shares will no longer be traded on the NASDAQ bulletin board, but will be listed on the Alternative Investment Market of the London Stock Exchange.

c)	Mandatory Redemption of Series B

Of the 167,000 Series B preferred shares, 88,000 have a mandatory redemption date of March 31, 2003 with a mandatory redemption price of $5.19 per share. None of the 167,000 Series B shares that are outstanding as of December 31, 2002 have been converted. The amount that will be required to be paid should the holder decide not to convert by March 31, 2003 will be $456,720.

d)	Bank Facility

The bank overdraft facility has been extended as of February 1, 2003 however the terms of the facility have not changed. On May 6, 2003, the Company extended the facility, on the same terms, through to the end of May, 2003.

BIOPROGRESS TECHNOLOGY INTERNATIONAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

e)	Agreement with Farmasierra, S.A

In January 2003, the Company entered into an agreement with Farmasierra, S.A. for the purchase of both a smaller scale pilot version and a full scale version of an XGel™ film system by them. Farmisierra has agreed to lend us $1,000,000, which will be required to fund the construction of these systems. Each month an amount equal to the Company’s direct cost to produce these machines plus 15% will be deemed repaid on this loan. If the Company’s direct costs plus 15% are less than $1,000,000, the Company will have to repay the balance of the loan in cash one year and two days after the issuance of the audited financial statements for fiscal year 2002. At the option of the Company, the loan may be prepaid in cash. The loan does not accrue any interest but is secured by certain of the Company’s intellectual property relating to NRobe™. The Company also granted Farmisierra an option to acquire up to 1 million shares of common stock at $.50 per share exercisable on or before December 31, 2004. Management has determined that the fair value of these options is $230,000. This will be recorded as additional interest expense over the estimated term of the agreement.

f)	Conversion of Accrued Director Salaries

During April 2003, the Company’s directors exercised 461,957 options for common shares, using the amounts due to them to settle the exercise price of the options. The total amount of accrued salaries used to settle these options was $186,468. As of December 31, 2002, this amount was included in Due to Related Parties.

ANNEX A

AGREEMENT AND PLAN OF MERGER

BIOPROGRESS HOLDINGS, INC.,

A NEVADA CORPORATION,

AND

BIOPROGRESS TECHNOLOGY INTERNATIONAL, INC.,

A NEVADA CORPORATION

AND

BIOPROGRESS PLC

A COMPANY INCORPORATED UNDER THE LAWS OF ENGLAND AND WALES.

THIS AGREEMENT AND PLAN OF MERGER, dated as of December 20th, 2002 (the “Agreement”), is entered into by and between BIOPROGRESS HOLDINGS, INC., a Nevada corporation (“Holdings”) with its principal address at 165 West Liberty Street, Suite 210, Reno, Nevada 89501, BIOPROGRESS TECHNOLOGY INTERNATIONAL, INC., a Nevada corporation (“BPI”) with its principal address at 9055 Huntcliff Trace, Atlanta, Georgia 30350-1935 and BIOPROGRESS PLC, a company organized under the laws of England and Wales (“Parent”) with its registered address at Hostmoor Avenue, March, Cambs., PE15 0AX, United Kingdom. Holdings and BPI are sometimes referred to herein as the “Constituent Corporations.”

RECITALS

A.    Holdings is a corporation duly organized and existing under the laws of the State of Nevada and has an authorized capital of 100 shares, $0.001 par value, of common stock (“Holdings Common Stock”). As of the date hereof 100 shares of Holdings Common Stock were issued and outstanding, all of which are held by Parent.

B.    BPI is a corporation duly organized and existing under the laws of the State of Nevada and has an authorized capital of 50,000,000 shares, $0.001 par value, of common stock (“BPI Common Stock”) and 5,000,000 shares, $0.01 par value of Series B Redeemable Convertible Preferred Stock, par value $.01, which are subdivided into shares which are convertible on or before December 31, 2002 (“Series B-1 Preferred Stock”) and shares which are convertible on or before December 31, 2003 (“Series B-2 Preferred Stock” and together with the Series B-1 Preferred Stock, the “Preferred Stock”). As of December 3, 2002, 49,230,101 shares of BPI Common Stock were issued and outstanding and 88,000 shares of Series B-1 Preferred Stock were issued and outstanding and 79,000 shares of Series B-2 Preferred Stock were issued and outstanding.

C.    Parent is a company duly organized and existing under the laws of England and Wales and has an authorized share capital of £1,000,850 divided into 100,000,000 ordinary shares, £0.01 par value (“Ordinary Shares”), 90,000 4% Redeemable Non-Voting Preference Shares par value £.0.05 (“Non-Convertible Preference Shares”) and 80,000 4% Convertible Redeemable Non-Voting Preference Shares, par value £0.05 (“Convertible Preference Shares” together with the Non-Convertible Preference Shares, the “Preference Shares”). As of the date hereof, 2 Ordinary Shares and 0 Preference Shares of Parent were issued and outstanding and 4,999,998 Ordinary Shares have been allotted but not yet issued.

D.    The Board of Directors of BPI has determined that, for the purpose of effecting the reincorporation of BPI in the United Kingdom, it is advisable and in the best interests of BPI and its stockholders that Holdings merge with and into BPI upon the terms and conditions herein provided.

NOW, THEREFORE, in consideration of the mutual agreements, representations, warranties and covenants set forth herein, Holdings, BPI and Parent hereby agree, subject to the terms and conditions hereinafter set forth, as follows:

ARTICLE 1

MERGER

1.1    Merger. In accordance with the provisions of this Agreement, and the Nevada Private Corporation Law, Holdings shall be merged with and into BPI (the “Merger”), the separate existence of Holdings shall cease and BPI shall survive the Merger and shall continue to be governed by the laws of the State of Nevada, and BPI shall be, and is herein sometimes referred to as, the “Surviving Corporation,” and the name of the Surviving Corporation shall be “BioProgress Technology International, Inc.”

1.2    Filing and Effectiveness. Consummation of the Merger shall be subject to the completion of the following actions:

(a)    This Agreement and the Merger shall have been adopted and approved by the stockholders of each Constituent Corporation in accordance with the requirements of the Nevada Private Corporation Law;

(b)    The issue of the Ordinary and Preference Shares to be issued in connection with the Merger shall be duly authorized and approved by the board of directors of Parent and the board of directors shall have allotted such Ordinary and Preference Shares;

(c)    The Registration Statement registering the issue of the Ordinary Shares in connection with the Merger has become effective under the Securities Act of 1933, as amended;

(d)    All of the conditions precedent to the consummation of the Merger specified in this Agreement shall have been satisfied or duly waived by the party entitled to the satisfaction thereof;

(e)    Parent and BPI shall have received both a clearance letter from the United Kingdom Inland Revenue confirming that section 137 of the Taxation of Chargeable Gains Act 1992 should not apply to the Merger and a clearance letter from the United Kingdom Inland Revenue under section 707 of the Income and Corporation Taxes Act 1988 that the Merger does not create any UK tax advantages which should be cancelled.

(f)    Any required notice or waiting period before the Merger may be consummated, pursuant to Regulation 14A of the Securities Exchange Act of 1934, as amended, and all regulations promulgated thereunder, shall have expired; and

(g)    Executed Articles of Merger or an executed counterpart of this Agreement meeting the requirements of the Nevada Private Corporation Law shall have been filed with the Secretary of State of the State of Nevada.

The date and time when the Merger shall become effective in accordance with the Nevada Private Corporation Law is herein called the “Effective Date of the Merger.”

1.3    Effect of the Merger. Upon the Effective Date of the Merger, the separate existence of Holdings shall cease and BPI, as the Surviving Corporation, (i) shall continue to possess all of its assets, rights, powers and property as constituted immediately prior to the Effective Date of the Merger, (ii) shall be subject to all actions previously taken by its and Holdings’ Boards of Directors, (iii) shall succeed, without other transfer, to all of the assets, rights, powers and property of Holdings in the manner as more fully set forth in Section 92A.250 of the Nevada Revised Statues, (iv) shall continue to be subject to all of its debts, liabilities and obligations as constituted immediately prior to the Effective Date of the Merger, and (v) shall succeed, without other transfer, to all of the debts, liabilities and obligations of Holdings in the same manner as if BPI had itself incurred them, all as more fully provided under the applicable provisions of the Nevada Revised Statues.

ARTICLE II

CHARTER DOCUMENTS, DIRECTORS AND OFFICERS

2.1    Articles of Incorporation. The Articles of Incorporation of BPI as in effect immediately prior to the Effective Date of the Merger shall continue in full force and effect as the Articles of Incorporation of the Surviving Corporation until duly amended in accordance with the provisions thereof and applicable law.

2.2    Bylaws. The Bylaws of Holdings as in effect immediately prior to the Effective Date of the Merger shall continue in full force and effect as the Bylaws of the Surviving Corporation until duly amended in accordance with the provisions thereof and applicable law.

2.3    Directors and Officers. The directors and officers of Holdings immediately prior to the Effective Date of the Merger shall become the directors and officers of the Surviving Corporation until their respective successors shall have been duly elected and qualified or until as otherwise provided by law, or by the Certificate of Incorporation or the Bylaws of the Surviving Corporation.

ARTICLE III

MANNER OF CONVERSION OF STOCK

3.1    BPI Common Stock. Upon the Effective Date of the Merger, each share of BPI Common Stock issued and outstanding immediately prior thereto shall, by virtue of the Merger and without any action by the Constituent Corporations, the holder of such shares or any other person, be changed and converted into one fully paid Ordinary Share of Parent.

3.2    Series B-1 Preferred Stock. Upon the Effective Date of the Merger, each share of Series B-1 Preferred Stock issued and outstanding immediately prior thereto shall, by virtue of the Merger and without any action by the Constituent Corporations, the holder of such shares or any other person, be changed and converted into one fully paid Non-Convertible Preference Share of Parent.

3.3    Series B-2 Preferred Stock. Upon the Effective Date of the Merger, each share of Series B-2 Preferred Stock issued and outstanding immediately prior thereto shall, by virtue of the Merger and without any action by the Constituent Corporations, the holder of such shares or any other person, be changed and converted into one fully paid Convertible Preference Share of Parent.

3.4    BPI Options and Other Outstanding Stock-Based Grants.

(a)    Upon the Effective Date of the Merger, each outstanding and unexercised option, warrant or other right to purchase or security convertible into BPI Common Stock shall become an option, warrant or right to purchase or a security convertible into Ordinary Shares of Parent on the basis of one Ordinary Share of Parent for each share of BPI Common Stock issuable pursuant to such option, warrant, stock purchase right or convertible security, on the same terms and conditions and at an exercise price per share equal to the exercise price applicable to any such BPI option, warrant, stock purchase right or convertible security on the Effective Date of the Merger.

(b)    Upon the Effective Date of the Merger, Parent shall assume and continue BioProgress Technology International’s Stock Option Plan and shall reserve a number of Ordinary Shares of Parent for issuance under those plans equal to the number of shares of BPI Common Stock so reserved immediately prior to the Effective Date of the Merger. The execution of this Agreement shall constitute an amendment to those plans to reflect the Parent as the corporation referenced in such employee benefit plans notwithstanding the actual references therein to BPI.

(c)    A number of Ordinary Shares of Parent shall also be reserved for issuance upon the exercise of any other options, warrants, stock purchase rights and convertible securities equal to the number of shares of BPI Common Stock so reserved immediately prior to the Effective Date of the Merger.

3.5    BPI Benefit Plans. Upon the Effective Date of the Merger, the Surviving Corporation shall assume and continue all non-stock related employee benefit plans of BPI. The execution of this Agreement shall constitute an amendment to each of the employee benefit plans to reflect the Surviving Corporation as the corporation referenced in such employee benefit plans notwithstanding the actual references therein to BPI.

3.6    Holdings Common Stock. Upon the Effective Date of the Merger, each share of Holdings Common Stock issued and outstanding immediately prior thereto shall, by virtue of the Merger and without any action by Holdings, be converted into one share of BPI Common Stock.

3.7    Exchange of Share Certificates. As of the Effective Date of the Merger, the stockholders of both the BPI Common Stock and Preferred Stock before the Effective Date of the Merger will automatically cease to be holders of BPI Common Stock and Preferred Stock and shall cease to have any rights as stockholders of BPI and will automatically become the owners of Ordinary Shares, Non-Convertible Preference Shares or Convertible Preference Shares, as applicable. Share certificates representing BPI Common Stock, Series B-1 Preferred Stock or Series B-2 Preferred Stock, as of the Effective Date of the Merger, will be deemed to represent an equivalent number of Ordinary Shares, Non-Convertible Preference Shares or Convertible Preference Shares, respectively.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES

4.1    Representations and Warranties of BPI. BPI hereby represents and warrants that it:

(a)    is a corporation duly organized, validly existing and in good standing under the laws of the State of Nevada, and has all the requisite power and authority to own, lease and operate its properties and assets and to carry on its business as it is now being conducted;

(b)    is duly qualified to do business as a foreign person, and is in good standing, in each jurisdiction where the character of its properties or the nature of its activities make such qualification necessary;

(c)    is not in violation of any provisions of its articles of incorporation or bylaws; and

(d) has full corporate power and authority to execute and deliver this Agreement and consummate the Merger and the other transactions contemplated by this Agreement.

4.2    Representations and Warranties of Holdings. Holdings hereby represents and warrants that it:

(a)    is a corporation duly organized, validly existing and in good standing under the laws of the State of Nevada, and has all the requisite power and authority to own, lease and operate its properties and assets and to carry on its business as it is now being conducted;

(b)    is duly qualified to do business as a foreign person, and is in good standing, in each jurisdiction where the character of its properties or the nature of its activities make such qualification necessary;

(c)    is not in violation of any provisions of its articles of incorporation or bylaws; and

(d)    has full corporate power and authority to execute and deliver this Agreement and consummate the Merger and the other transactions contemplated by this Agreement.

4.3    Representations and Warranties of Parent. Parent hereby represents and warrants that:

(a)    it is a corporation duly organized and validly existing under the laws of England and Wales, and has all the requisite corporate power and authority to own, lease and operate its properties and assets and to carry on its business as it is now being conducted;

(b)    it is duly qualified to do business as a foreign person, and is in good standing, in each jurisdiction where the character of its properties or the nature of its activities make such qualification necessary;

(c)    it is not in violation of any provisions of its certificate of incorporation or memorandum and articles of association;

(d)    it has full corporate power and authority to execute and deliver this Agreement and consummate the Merger and the other transactions contemplated by this Agreement; and

(e)    on the Effective Date of the Merger, the Ordinary Shares and Preference Shares to be issued in connection with the Merger will be duly authorized and validly issued and allotted.

ARTICLE V

TAX CONSEQUENCES

5.1    It is the intent of the Constituent Corporations that (i) the Merger will constitute a transfer of the stock of BPI to Parent in a transaction described in section 351(a) of the Internal Revenue Code of 1986, as amended (the “Code”), subject to the limitations set forth in sections 351(g) and 367(a) of the Code and Treasury Regulation § 1.367(a)-3(c) applicable to shareholders that are subject to U.S. tax as citizens or residents. The Constituent Corporations shall treat and report the transactions consistently with this intention for all purposes; provided, however, that the Constituent Corporations intend that BPI and its counsel, and Holdings and its counsel, and Parent and its counsel, shall have no liability to the stockholders of either of the Constituent Corporations if, for any reason, the Merger does not constitute a transfer of stock in a transaction described in section 351(a) of the Code.

ARTICLE VI

GENERAL

6.1    Entire Agreement; Modification. This Agreement and the documents referred to herein are intended by the parties as a final expression of their agreement with respect to the subject matter hereof, and are intended as a complete and exclusive statement of the terms and conditions of that agreement, and there are no other agreements or understandings, written or oral, among the parties, relating to the subject matter hereof. This Agreement supercedes all prior agreements and understandings, written or oral, among the parties with respect to the subject matter hereof.

6.2    Further Assurances. From time to time, as and when required by Parent or by its successors or assigns, there shall be executed and delivered on behalf of BPI such deeds and other instruments, and there shall be taken or caused to be taken by Parent and BPI such further and other actions, as shall be appropriate or necessary in order to vest or perfect in or conform of record or otherwise by Parent the title to and possession of all the property, interests, assets, rights, privileges, immunities, powers, franchises and authority of BPI and otherwise to carry out the purposes of this Agreement, and the officers and directors of Parent are fully authorized in the name and on behalf of BPI or otherwise to take any and all such action and to execute and deliver any and all such deeds and other instruments.

6.3    Covenants of Holdings. Holdings covenants and agrees that it will, on or before the Effective Date of the Merger take such other actions as may be required by Nevada law to accomplish the Merger, including appointing an agent for service of process in the State of Nevada if and to the extent required under provisions of Nevada law.

6.4    Abandonment. At any time before the filing of the Articles of Merger with the Secretary of State of the State of Nevada, this Agreement may be terminated and the Merger may be abandoned for any reason whatsoever by the Board of Directors of either BPI or Parent, or both, notwithstanding the approval of this Agreement by the stockholders of BPI or the sole stockholder of Holdings.

6.5    Amendment. The Boards of Directors of the Constituent Corporations and Parent may amend this Agreement at any time prior to the filing of Articles of Merger with the Secretary of State of the State of Nevada, provided that an amendment made subsequent to the adoption and approval of this Agreement and the Merger by the stockholders of BPI shall not: (1) alter or change the amount or kind of shares, securities, cash, property and/or rights to be received in exchange for or on conversion of all or any of the shares of BPI, or (2) alter or change any of the terms and conditions of this Agreement if such alteration or change would materially adversely affect the holders of any shares of BPI.

6.6    Registered Office. The registered office of the Surviving Corporation in the State of Nevada is located at 9055 Huntcliff Trace, Atlanta, Georgia 30350-1735.

6.7    Agreement. Executed copies of this Agreement will be on file at the principal place of business of the Surviving Corporation at 9055 Huntcliff Trace, Atlanta, Georgia 30350-1735, and copies thereof will be furnished to any stockholder and to any creditor of a Constituent Corporation, upon request and without cost.

6.8    Governing Law. This Agreement shall in all respects be construed, interpreted and enforced in accordance with and governed by the laws of the State of Nevada and, so far as applicable, the merger provisions of the Nevada Private Corporation Law.

6.9    Counterparts. In order to facilitate the filing and recording of this Agreement, the same may be executed in any number of counterparts, each of which shall be deemed to be an original and all of which together shall constitute one and the same instrument.

IN WITNESS WHEREOF, this Agreement is hereby executed on behalf of each of the parties hereto and attested by their respective officers thereunto duly authorized.

BIOPROGRESS HOLDINGS, INC., a Nevada corporation

By:	/s/ CAREY BOTTOM
Name: Carey Bottom Title: President
ATTEST:

By:	/s/ CHRISTINE BOTTOM
Name: Christine L. Bottom Title: Company Secretary
BIOPROGRESS TECHNOLOGY INTERNATIONAL, INC., a Nevada corporation

By:	/s/ BARRY MUNCASTER
Name: Barry Muncaster Title: President
ATTEST:

By:	/s/ ELIZABETH EDWARDS
Name: Elizabeth Edwards Title: Chief Financial Officer

BIOPROGRESS PLC a company incorporated in England and Wales

By:	/s/ BARRY MUNCASTER
Name: Barry Muncaster Title: Chief Executive Officer
ATTEST:

By:	/s/ ELIZABETH EDWARDS
Name: Elizabeth Edwards Title: Company Secretary

FIRST AMENDMENT TO AGREEMENT AND PLAN OF MERGER

This First Amendment (“Amendment”) is entered as of the 28th day of February, 2003 among BioProgress PLC, a company organized under the laws of England and Wales (“Parent”), BioProgress Holdings, Inc., a Nevada corporation which is wholly owned directly or indirectly by Parent (“Holdings”), and BioProgress Technology International, Inc., a Nevada corporation (the “BPI”).

Background

Parent, Holdings and BPI entered into an Agreement and Plan of Merger, dated as of December 20, 2002. The parties desire to amend the Agreement to include provisions relating to the Series C Preferred Stock par value $0.01 of BPI. In light of the parties’ desire to alter the Merger Consideration, the parties desire to amend the terms of the Agreement as set forth below.

Terms

NOW, THEREFORE, in consideration of the mutual covenants contained herein and other valuable consideration set forth herein, the parties hereto, intending to be legally bound, hereby agree as follows:

1.    Recital B. of the Agreement is hereby amended by deleting and replacing it in its entirety with the following:

“B. BPI is a corporation duly organized and existing under the laws of the State of Nevada and has an authorized capital of 50,000,000 shares, $0.001 par value, of common stock (“BPI Common Stock”) and 5,000,000 shares, $0.01 par value of Series B Redeemable Convertible Preferred Stock, par value $.01, which are subdivided into shares which are convertible on or before December 31, 2002 (“Series B-1 Preferred Stock”) and shares which are convertible on or before December 31, 2003 (“Series B-2 Preferred Stock” and together with the Series B-1 Preferred Stock, the “Preferred Stock”) and 627,675 shares, $0.001 par value, of Series C Preferred Stock (“Series C Preferred Stock”). As of February             , 2003, 417,601 shares of BPI Common Stock were issued and outstanding and 88,000 shares of Series B-1 Preferred Stock were issued and outstanding and 79,000 shares of Series B-2 Preferred Stock were issued and outstanding, 627,675 shares of Series C Preferred Stock were issued and outstanding.”

2.    The following new Section 3.4 is hereby added to the Agreement:

“Series C Preferred Stock. Upon the Effective Date of the Merger, each share of Series C Preferred Stock issued and outstanding immediately prior thereto shall, without any action by the Constituent Corporations, the holder of such shares or any other person, remain designated as Series C Preferred Stock of the Surviving Corporation.”

3.    Except as expressly modified by this Amendment, the provisions of the Agreement shall remain in full force and effect. Execution and delivery of this Amendment shall not constitute or be deemed to be a waiver by any party of any rights that such party may have under the Agreement. This Amendment shall be governed by and construed and enforced in accordance with the laws of the state of Nevada and, so far as applicable, the merger provisions of the Nevada Private Corporation Law.

IN WITNESS WHEREOF, this Agreement is hereby executed on behalf of each of the parties hereto and attested by their respective officers thereunto duly authorized.

BIOPROGRESS HOLDINGS, INC., a Nevada corporation

By:	/s/ CAREY BOTTOM
Name: Carey Bottom Title: President
ATTEST:

By:	/s/ CHRISTINE BOTTOM
Name: Christine L. Bottom Title: Company Secretary
BIOPROGRESS TECHNOLOGY INTERNATIONAL, INC., a Nevada corporation

By:	/s/ BARRY MUNCASTER
Name: Barry Muncaster Title: President
ATTEST:

By:	/s/ ELIZABETH EDWARDS
Name: Elizabeth Edwards Title: Chief Financial Officer

BIOPROGRESS PLC a company incorporated in England and Wales

By:	/s/ BARRY MUNCASTER
Name: Barry Muncaster Title: Chief Executive Officer
ATTEST:

By:	/s/ ELIZABETH EDWARDS
Name: Elizabeth Edwards Title: Company Secretary

Annex B

BioProgress Technology International, Inc.

This Written Consent is Being Solicited by the Board of Directors of  BioProgress Technology International, Inc.

If You Approve of the Transactions Described in the Enclosed Proxy Statement/Prospectus, Please Return the Completed Consent to:

BioProgress Technology International, Inc.,

Hostmoor Avenue, March, Cambridgeshire, PE15 0AX

United Kingdom

**************************************************************************

BIOPROGRESS TECHNOLOGY INTERNATIONAL, INC.

Written Consent of Stockholders in Lieu of a Meeting

THE UNDERSIGNED, being a holder of the number of shares of common stock, par value $0.001, of BioProgress Technology International, Inc., a Nevada corporation (the “Company”), listed below, hereby consents to the adoption of the following resolutions, without a meeting in accordance with the procedures established in Section 78.320(2) of the Nevada General Corporation Law and hereby consents to the taking of the actions referred to in such resolutions and agree that such actions and resolutions shall have the same force and effect as though duly taken and adopted at a meeting of the stockholders of the Company duly called and legally held.

MERGER OF BIOPROGRESS HOLDINGS, INC. INTO THE COMPANY

RESOLVED, that the merger of BioProgress Holdings, Inc., a Nevada Corporation (“Holdings”), with and into the Company, pursuant to the terms and conditions set forth in the Agreement and Plan of Merger (the “Plan”), dated as of December 20, 2002, as amended on February 28, 2003, by and among the Company and Holdings, is hereby authorized and approved;

RESOLVED, that the Plan is hereby adopted and approved in the form of Annex A to the Proxy Statement/Prospectus dated             , 2003, together with any amendments, supplements or modification made thereto in accordance with the terms thereof;

RESOLVED, that the merger of Holdings with and into the Company, with the Company being the surviving corporation and assuming all of the obligations of Holdings according to the terms set forth in the form of Articles of Merger to be filed with the Secretary of State of Nevada which are attached to the Plan (the “Articles”), is hereby approved;

RESOLVED, that in accordance with the Plan, the officers of the Company are hereby authorized, on behalf of the Company, to execute and file the Articles with the Secretary of State of the State of Nevada; and

GENERAL AUTHORIZATION TO CARRY OUT RESOLUTIONS

RESOLVED, that, with respect to the foregoing resolution, any one or more of the officers of the Company are, and each of them hereby is, authorized, empowered and directed on behalf of the Company, in the Company’s name and on its behalf, to (i) make, enter into, execute, deliver, file and record any and all agreements, consents and other documents and instruments, (ii) pay or cause to be paid any and all expenses and fees and disburse such other funds of the Company and (iii) take any and all such other actions as any such officer or officers may determine in his or their sole discretion to be necessary or advisable to carry out the terms, provisions, purposes or intent of the foregoing resolution and the transactions contemplated thereby, the taking of any such action to constitute conclusive evidence of the exercise of such discretionary authority.

B-1

IN WITNESS WHEREOF, the undersigned have executed this Written Consent on the date written below.

PLEASE COMPLETE, SIGN, DATE, AND RETURN THIS CONSENT PROMPTLY.

Print or Type name(s) of stockholders exactly as they appear on the certificate evidencing stock

Number of shares held of record and as to which consent is given

                                                                                        Dated:

Signature of Stockholder

                                                                                        Dated:

Signature of Stockholder

The signature(s) should be exactly as the name(s) appears on your certificate. If stock is in the name of (i) two or more persons, each person should sign; (ii) a corporation, the president or other authorized officer should sign; (iii) a partnership, an authorized person should sign in the partnership name. Persons signing as attorney, executor, administrator, trustee, guardian or other fiduciary should state their full title.

B-2

Annex C

PAYER’S NAME:

SUBSTITUTE Form W-9 Department of the Treasury, Internal Revenue Service Payer’s Request for Taxpayer Identification Number (“TIN”)	PART 1—PLEASE PROVIDE YOUR TIN IN THE BOX AT RIGHT AND CERTIFY BY SIGNING AND DATING BELOW.	Social Security Number or Employer Identification Number

CERTIFICATION—UNDER PENALTIES OF PERJURY, I CERTIFY THAT:

(1)    The number shown on this form is my correct Taxpayer Identification Number (or I am waiting for a number to be issued to me), and

(2)    I am not subject to backup withholding either because (a) I am exempt from backup withholding; or (b) I have not been notified by the Internal Revenue Service (the “IRS”) that I am subject to backup withholding as a result of failure to report all interest or dividends, or (c) the IRS has notified me that I am no longer subject to backup withholding.

PART II—AWAITING TIN “PART III—EXEMPT”

CERTIFICATION INSTRUCTIONS—You must cross out item (2) above if you have been notified by the IRS that you are subject to backup withholding because of under-reporting interest or dividends on your tax return. However, if after being notified by the IRS that you were subject to backup withholding you receive another notification from the IRS stating that you are no longer subject to backup withholding, do not cross out item (2). If you are exempt from backup withholding check the box in Part III.

	Signature	Date

PAYER’S REQUEST FOR TAXPAYER IDENTIFICATION NUMBER (TIN) Please fill out your name and address below: Name Address (Number and street) City, State and Zip Code

NOTE:	PLEASE REVIEW THE ENCLOSED GUIDELINES FOR CERTIFICATION OF TAXPAYER IDENTIFICATION NUMBER OF SUBSTITUTE FORM W-9. YOU MUST COMPLETE THE FOLLOWING CERTIFICATE IF YOU CHECKED THE BOX IN PART II OF SUBSTITUTE FORM W-9.

CERTIFICATE OF AWAITING TAXPAYER IDENTIFICATION NUMBER

I certify under penalties of perjury that a taxpayer identification number has not been issued to me, and either (a) I have mailed or delivered an application to receive a taxpayer identification number to the appropriate Internal Revenue Service Center or Social Security Administration Office or (b) I intend to mail or deliver such an application in the near future. I understand that if I do not provide a taxpayer identification number to the payer by the time of payment, 31% of all reportable payments made to me will be withheld until I provide a number and that, if I do not provide my taxpayer identification number within sixty (60) days, such retained amounts shall be remitted to the IRS as backup withholding.

Signature	Date

GUIDELINES FOR CERTIFICATION OF TAXPAYER IDENTIFICATION

NUMBER ON SUBSTITUTE FORM W-9

Guidelines for Determining the Proper Identification Number to Give the Payer.—Social Security numbers have nine digits separated by two hyphens: i.e. 000-00-0000. Employer identification numbers have nine digits separated by only one hyphen: i.e. 00-0000000. The table below will help determine the number to give the payer.

For this type of account:	Give the SOCIAL SECURITY number of—

1. An individual’s account	The individual

2. Two or more individuals (joint account)	The actual owner of the account or, if combined funds, the first individual on the account(1)

3. Husband and wife (joint account)	The actual owner of the account or, if joint funds, either person(1)

4. Custodian account of a minor (Uniform Gift to Minors Act)	The minor(2)

5. Adult and minor (joint account)	The adult or, if the minor is the only contributor, the minor(1)

6. Account in the name of guardian or committee for a designated ward, minor, or incompetent person	The ward, minor, or incompetent person(3)

7. a The usual revocable savings trust account (grantor is also trustee)	The grantor-trustee(1)

b So-called trust account that is not a legal or valid trust under State law	The actual owner(1)

8. Sole proprietorship account	The owner(4)

For this type of account:	Give the EMPLOYER IDENTIFICATION number of—

9. A valid trust, estate, or pension trust	The legal entity (Do not furnish the identifying number of the personal representative or trustee unless the legal entity itself is not designated in the account title.)(5)

10. Corporate account	The corporation

11. Religious, charitable, or educational organization account	The organization

12. Partnership account held in the name of the business	The partnership

13. Association, club, or other tax-exempt organization	The organization

14. A broker or registered nominee	The broker or nominee

15. Account with the Department of Agriculture in the name of a public entity (such as a State or local government, school district, or prison) that receives agricultural program payments	The public entity

C-2

(1)	List first and circle the name of the person whose number you furnish.
(2)	Circle the minor’s name and furnish the minor’s social security number.
(3)	Circle the ward’s, minor’s or incompetent person’s name and furnish such person’s social security number.
(4)	Show the name of the owner.
(5)	List first and circle the name of the legal trust, estate, or pension trust.

Note:	If no name is circled when there is more than one name, the number will be considered to be that of the first name listed.

GUIDELINES FOR CERTIFICATION OF TAXPAYER IDENTIFICATION

NUMBER ON SUBSTITUTE FORM W-9

C-3

Obtaining a Number

If you do not have a taxpayer identification number or you do not know your number, obtain Form SS-5, Application for a Social Security Number Card, or Form SS-4, Application for Employer Identification Number, at the local office of the Social Security Administration or the Internal Revenue Service and apply for a number.

Payees Exempt from Backup Withholding

•	An organization exempt from tax under section 501(a), or an individual retirement plan, or a custodial account under Section 403(b)(7).

•	The United States or any agency or instrumentality thereof.

•	A state, the District of Columbia, a possession of the United States, or any subdivision or instrumentality thereof.

•	A foreign government, a political subdivision of a foreign government, or any agency or instrumentality thereof.

•	An international organization or any agency, or instrumentality thereof.

Payees that may be Exempt from Backup Withholding:

•	A corporation.

•	A foreign central bank of issue.

•	A dealer in securities or commodities required to register in the United States, the District of Columbia, or a possession of the United States.

•	A futures commission merchant registered with the Commodity Futures Trading Commission.

•	A real estate investment trust.

•	An entity registered at all times during the tax year under the Investment Company Act of 1940.

•	A common trust fund operated by a bank under section 584(a).

•	A financial institution.

•	A middleman known in the investment community as a nominee or custodian.

•	A trust exempt from tax under section 664 or described in section 4947.

Payments of dividends and patronage dividends not generally subject to backup withholding include the following:

•	Payments to nonresident aliens subject to withholding under section 1441.

•	Payments to partnerships not engaged in a trade or business in the United States and which have at least one nonresident alien partner.

•	Payments made by certain foreign organizations.

•	Payments of patronage dividends not paid in money.

•	Section 404(k) distributions made by an ESOP.

Payments of interest not generally subject to backup withholding include the following:

•	Payments of interest on obligations issued by individuals. Note: You may be subject to backup withholding if this interest is $600 or more and is paid in the course of the payer’s trade or business and you have not provided your correct taxpayer identification number to the payer.

•	Payments of tax-exempt interest (including exempt-interest dividends under section 852).

•	Payments described in section 6049(b)(5) to non-resident aliens.

•	Payments on tax-free covenant bonds under section 1451.

•	Payments made by certain foreign organizations.

•	Mortgage or student loan interest paid to you.

Exempt payees described above should file a Substitute Form W-9 to avoid possible erroneous backup withholding. FILE THIS FORM WITH THE PAYER, FURNISH YOUR TAXPAYER IDENTIFICATION NUMBER, WRITE “EXEMPT” ON THE FACE OF THE FORM, SIGN AND DATE THE FORM AND RETURN IT TO THE PAYER.

Payments that are not subject to information reporting are also not subject to backup withholding. For details, see regulations under sections 6041, 6041A, 6042, 6044, 6045, 6049, 6050A, and 6050N.

Privacy Act Notice.—Section 6109 requires most recipients of dividends, interest, or other payments to provide identifying number for identification purposes and to help verify the accuracy of your return. Payers must be given the numbers whether or not recipients are required to file tax returns. Payers must generally withhold 30% (subject to minor reductions in the future) of taxable interest, dividends, and certain other payments to a payee who does not furnish a taxpayer identification number to a payer. Certain penalties may also apply.

Penalties.

(1) Penalty for Failure to Furnish Taxpayer Identification Number.—If you fail to furnish your taxpayer identification number to a payer, you are subject to a penalty of $50 for each such failure unless your failure is due to reasonable cause and not to willful neglect.

(2) Civil Penalty for False Information With Respect to Withholding.—If you make a false statement with no reasonable basis which results in no imposition of backup withholding, you are subject to a penalty of $500.

(3) Criminal Penalty for Falsifying Information.—Falsifying certifications or affirmations may subject you to criminal penalties including fines and/or imprisonment.

FOR ADDITIONAL INFORMATION, CONTACT YOUR TAX CONSULTANT OR THE INTERNAL REVENUE SERVICE.

REGISTERED OFFICE AND PRINCIPAL PLACE OF BUSINESS OF THE COMPANY

BioProgress PLC

Hostmoor Avenue

March, Cambridgeshire,

PE15 0AX

United Kingdom

FINANCIAL ADVISOR TO THE COMPANY	AUDITOR TO THE COMPANY
Collins Stewart Limited	Grant Thornton
9(th) Floor, 88 Wood Street London, EC2V 7QR	Byron House Cowely Road
United Kingdom	Cambridge, CB4 0WZ
United Kingdom

LEGAL ADVISORS TO THE COMPANY

As to the laws of the United States

and the United Kingdom

Dechert

2 Serjeants’ Inn

London, EC4Y 1LT.

United Kingdom

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20.    Indemnification of Officers and Directors

Article 135 of the Articles of Association of BioProgress PLC provides that subject to provisions of the Companies Act 1985 (as amended) but without prejudice to any indemnity to which a director may otherwise be entitled, every director or other officer or auditor of BioProgress PLC shall be entitled to be indemnified out of the assets of BioProgress PLC against all costs, charges, losses, expenses and liabilities incurred by him in the execution of his duties or in relation thereto, including any liability incurred by him in defending any proceedings, whether civil or criminal, in which judgement is given in his favor or in which he is acquitted or the proceedings are otherwise disposed of without any finding or admission of any material breach of duty on his part or in connection with any application in which relief is granted to him by the court from liability for negligence, default, breach or duty or breach of trust in relation to the affairs of BioProgress PLC. Article to provide that the directors may purchase and maintain insurance against any liability falling upon its directors or other officers or auditors which arises out of their respective duties to BioProgress PLC or in relation to its affairs.

Section 310 of the Companies Act 1985 (as amended by Section 137(i) of the Companies Act 1989) provides as follows:

“310.    Provisions exempting officers and auditors from liability

(1)	This section applies to any provision, whether contained in a company’s articles or in any contract with the company or otherwise, for exempting any officer of the company or any person (whether an officer or not) employed by the company as auditor from, or indemnifying him against, any liability which by virtue of any rule of law would otherwise attach to him in respect of any negligence, default, breach or duty or breach of trust of which he may be guilty in relation to the company.

(2)	Except as provided by the following subsection, any such provision is void.

(3)	This section does not prevent a company—

(a)	from purchasing and maintaining for any such officer or auditor insurance against any such liability, or

(b)	from indemnifying any such officer or auditor against any liability incurred by him—

(i)	in defending any proceedings (whether civil or criminal) in which judgment is given in his favor or he is acquitted, or

(ii)	in connection with any application under section 144(3) or (4) (acquisition of shares by innocent nominee) or section 727 (general power to grant relief in case of honest and reasonable conduct) in which relief is granted to him by the court.”

Section 727 of the Companies Act 1985 provides as follows:

“727.    Power of court to grant relief in certain cases

(1)	If in any proceedings for negligence, default, breach of duty or breach of trust against an officer of a company or a person employed by a company as auditor (whether he is or is not an officer of the company) it appears to the court hearing the case that that officer or person is or may be liable in respect of the negligence, default, breach of duty or breach of trust, but that he has acted honestly and reasonably, and that having regard to all the circumstances of the case (including those connected with his appointment) he ought fairly to be excused for the negligence, default, breach of duty or breach of trust, that court may relieve him, either wholly or partly, from his liability on such terms as it thinks fit.

(2)	If any such officer or person as above-mentioned has reason to apprehend that any claim will or might be made against him in respect of any negligence, default, breach of duty or breach of trust, he may apply to the court for relief; and the court on the application has the same power to relieve him as under this section it would have had been a court before which proceedings against that person for negligence, default, breach of duty or breach of trust had been brought.

(3)	Where a case to which subsection (1) applies is being tried be a judge with a jury, the judge, after hearing the evidence, may, if he is satisfied that the defendant or defender ought in pursuance of that subsection to be relieved either in whole or in part from the liability sought to be enforced against him, withdraw the case in whole or in part from the jury and forthwith direct judgement to be entered for the defendant or defender on such terms as to costs or otherwise as the judge may think proper.”

To the extent permitted by English law, BioProgress PLC will indemnify and hold harmless its respective directors, officers and representatives who sign the Registration Statement from and against certain civil liabilities based on information supplied by BioProgress PLC for use herein.

Item 21.    Exhibits and Financial Statement Schedules

(a)    Exhibits

3.1	Certificate of Incorporation(9)

3.2	Memorandum and Articles of Association(9)

3.3	Articles of Merger(9)

4.1	Specimen Share certificate(9)

5.1	Opinion of Dechert LLP(9)

10.1	Reorganization Agreement between the Company and BioProgress Technology.(4)

10.2	Acquisition Agreement—DHA Nutrition(5)

10.3	Acquisition Agreement—BioProgress Limited (UK)(5)

10.4	Amendment to Acquisition Agreement—BioProgress Limited(1)

10.5	Employment Agreement—Malcolm D. Brown(5)

10.6	Employment Agreement—Edward I. Nowak(5)

10.7	Employment Agreement—Graham Hind(5)

10.8	Professional Services Agreement—The Jade Partnership International, Inc.(5)

10.9	Professional Services Agreement—Company and Ormiston-Gore Securities Limited(5)

10.10	Professional Services Agreement—BioProgress Technology Limited and Ormiston-Gore Securities Limited(5)

10.11	TruTona Purchase Agreement(5)

10.12	Exclusive Evaluation Agreement, dated February 18, 2000 between the Company and the Fortune 500 company(6)

10.13	Technology Collaboration Agreement for the Development of Non-Gelatin Paintballs, dated March 7, 2000 between the Company and JT USA(6)

10.14	Agreement for Supply of Prototype Machine, dated July 24, 2000 between the Company and Peter Black(7)

10.15	Machine Supply Agreement, dated July 24, 2000 between the Company and Peter Black(7)

10.16	Patent License Agreement, dated July 24, 2000 between the Company and Peter Black(7)

10.17	Guarantee by BioProgress Technology Limited in favor of Peter Black, dated July 24, 2000(7)

10.18	Option Agreement—Barry J. Muncaster(7)

10.19	Option Agreement—Edward Nowak(7)

10.20	Option Agreement Gregory L. Bowers(7)

10.21	Option Agreement—Graham R. M. Hind(7)

10.22	Option Agreement—James T. C. Longley(7)

10.23	Option Agreement—Larry C. Shattles(7)

10.24	Option Agreement—Malcolm D. Brown(7)

10.25	Stock Purchase Agreement—Fusion Capital(7)

10.26	Premises lease—Hostmoor property(8)

10.27	Agreement to lease—Hostmoor property(8)

10.28	Agreement for Supply of Prototype Machine, dated July 10th, 2001 between the Company and Farmasierra, S.A.(8)

10.29	Machine Supply Agreement, dated July 10th, 2001 between the Company and Farmasierra, S.A.(8)

10.30	Patent License Agreement, dated July 10th, 2001 between the Company and Farmasierra, S.A.(8)

10.31	Film Supply Agreement, dated July 10th, 2001 between the Company and Farmasierra, S.A.(8)

10.32	Consultant Supply Agreement, dated July 10th, 2001 between the Company and Farmasierra, S.A.(8)

10.33	2002 Common Stock Offering of up to 600 units, including warrants(8)

10.34	Product Development Agreement, dated November 26, 2001 between the Company and Boots(9)

10.35	Product Development Agreement (Stage 1), dated April 19, 2002 between the Company The Boots Company plc(9)

10.37	License Agreement between Convatec, a division of E.R. Squibb & Sons LLC and BioProgress Technology International, Inc. dated 28 August 2002 together with an amendment dated 11 November 2002(9) *

10.38	Consultancy Agreement between Barry J. Muncaster and the Company, dated March 10, 2003(11)

10.39	Joint Development Agreement between BioProgress Technology International, Inc. and Farmasierra, S.A. dated January 29, 2003(11)

10.40	Loan Agreement between BioProgress Technology International, Inc. and Farmasierra, S.A. dated January 29, 2003(11)

10.41	Service Agreement of Graham Hind(11)

10.42	Service Agreement of Malcolm Brown (11)

23.1	Regarding the Consent of Arthur Andersen LLP(9)

23.2	Consent of Grant Thornton(11)

23.3	Consent of Collins Stewart Limited(11)

23.4	Consent of Dechert LLP (contained in Exhibit 5.1)

99.1	Letter to commission pursuant to temporary Note 3T(8)

99.2	Letter to Arthur Anderson LLP(9)

99.3	Agreement and Plan of Merger and First Amendment thereto (10)

99.4	Form of Written Consent(10)

99.5	Substitute W-9(10)

99.6	Press Release filed on Form 8-K(9)

(1)	Filed as an exhibit to the Company’s Registration Statement on Form 10-KSB dated August 23,1994, or October 21, 1994 (Registration No. 0-24736).

(2)	Filed as an exhibit to the Company’s Form 10-KSB for the year ended December 31, 1995.

(3)	Filed as an exhibit to the Company’s Form 10-KSB for the year ended December 31, 1996

(4)	Filed as an exhibit to the Company’s Form 10-KSB for the year ended December 31, 1997.

(5)	Filed as an exhibit to the Company’s Form 10-KSB for the year ended December 31, 1998.

(6)	Filed as an exhibit to the Company’s Form 10-KSB for the year ended December 31, 1999.

(7)	Filed as an exhibit to the Company’s Form 10-KSB for the year ended December 31, 2000.

(8)	Filed as an exhibit to the Company’s Form 10-KSB for the year ended December 31, 2001.

(9)	Filed Previously

(10)	Filed as an Annex to the Prospectus.

(11)	Filed herewith

*	Certain portions of the identified Exhibit have been omitted and separately filed with the Commission based upon a request for confidential treatment.

(b) Financial Statement Schedules

None.

Item 22.    Undertakings

(a) The undersigned registrant hereby undertakes:

(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)	To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii)	To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

(iii)	To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

(2)	That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)	To file a post-effective amendment to the registration statement to include any financial statements required by Item 8.A. of Form 20-F at the start of any delayed offering or throughout a continuous offering.

(b)	The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

(c)	Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling the registrant pursuant to the foregoing, the registrant has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(5)	The undersigned registrant hereby undertakes:

(i)	To respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11 or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means; and (ii) to arrange or provide for a facility in the U.S. for the purpose of responding to such requests. The undertaking in subparagraph (i) above includes information contained in documents files subsequent to the effective date of the registration statement through the date of responding to the request.

SIGNATURES

Pursuant to the requirements of the US Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-4 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of London, England on May 6, 2003.

BIOPROGRESS PLC

By:	/s/ ROBERT GRAHAM HIND

Pursuant to the requirements of the US Securities Act of 1933, as amended, this Registration Statement has been signed below by the following persons in the capacities indicated on May 6, 2003.

Signature	Title

/s/ GRAHAM HIND R. Graham M. Hind	Chief Executive Officer (principal executive officer) and Director

/s/ ELIZABETH EDWARDS Elizabeth Edwards	Chief Financial Officer (principal financial and accounting officer)

* Larry Shattles	Director

* Malcolm David Brown	Director

*By:	/s/ GRAHAM HIND	May 6, 2003
R. Graham M. Hind Attorney-in-Fact

SIGNATURE OF AUTHORIZED REPRESENTATIVE

Pursuant to the US Securities Act of 1933, as amended, the undersigned, the duly authorized representative in the United States of America has signed this Registration Statement in the United Kingdom, on May 6, 2003.

BIOPROGRESS TECHNOLOGY

INTERNATIONAL, INC.

By:	/s/ BARRY J. MUNCASTER
Name:	Barry J. Muncaster
Title:	President